     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                ECONOPHONE, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          4813                  11-3132722
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                                  45 BROADWAY
                            NEW YORK, NEW YORK 10006
                                 (212) 444-6991
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                         RICHARD L. SHORTEN, JR., ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  45 BROADWAY
                            NEW YORK, NEW YORK 10006
                                 (212) 444-6991
            (Name, address, including zip code, and telephone number
                   including area code, of agent for service)
                            ------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:
                          MICHAEL R. LITTENBERG, ESQ.
                            SCHULTE ROTH & ZABEL LLP
                                900 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            ------------------------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box: / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                       PROPOSED MAXIMUM    PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO       OFFERING PRICE        AGGREGATE           AMOUNT OF
    SECURITIES TO BE REGISTERED       BE REGISTERED      PER NOTE (1)     OFFERING PRICE (1)  REGISTRATION FEE
11% Senior Discount Notes due
 2008..............................   $300,000,000         $565.00           $169,500,000        $50,002.50

(1) Estimated solely for purposes of calculating the amount of the registration fee.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                ECONOPHONE, INC.
                       CROSS REFERENCE SHEET TO FORM S-4
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

FORM S-4 NUMBER AND CAPTION                                                      LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
             Front Cover Page of Prospectus.....................  Forepart of the Registration Statement; Outside Front
                                                                    Cover Page of Prospectus
       2.  Inside Front and Outside Back Cover Pages of
             Prospectus.........................................  Inside Front and Outside Back Cover Pages of
                                                                    Prospectus; Table of Contents
       3.  Risk Factors, Ratio of Earnings to Fixed Charges and
             Other Information..................................  Prospectus Summary; Risk Factors; Summary Selected
                                                                    Consolidated Financial Data
       4.  Terms of the Transaction.............................  Prospectus Summary; Risk Factors; The Exchange Offer;
                                                                    Description of the Exchange Notes; Certain Federal
                                                                    Income Tax Considerations
       5.  Pro Forma Financial Information......................  Prospectus Summary; Capitalization; Summary Selected
                                                                    Consolidated Financial Data
       6.  Material Contracts with the Company Being Acquired...  *
       7.  Additional Information Required for Reoffering by
             Persons and Parties Deemed to be Underwriters......  *
       8.  Interests of Named Experts and Counsel...............  *
       9.  Disclosure of Commission Position on Indemnification
             for Securities Act Liabilities.....................  Management
      10.  Information with Respect to S-3 Registrants..........  *
      11.  Incorporation of Certain Information by Reference....  *
      12.  Information with Respect to S-2 or S-3 Registrants...  *
      13.  Incorporation of Certain Information by Reference....  *
      14.  Information with Respect to Registrants other than
             S-3 or S-2 Registrants.............................  Cover Page of Registration Statement; Available
                                                                    Information; Prospectus Summary; Risk Factors; Use
                                                                    of Proceeds; Capitalization; Selected Consolidated
                                                                    Financial Data: Management's Discussion and
                                                                    Analysis of Financial Condition and Results of
                                                                    Operations; Business; Management; Description of
                                                                    the Exchange Notes; Financial Statements
      15.  Information with Respect to S-3 Companies............  *
      16.  Information with Respect to S-2 or S-3 Companies.....  *
      17.  Information with Respect to Companies other than S-2
             or S-3 Companies...................................  *
      18.  Information if Proxies, Consents or Authorizations
             are to be Solicited................................  *
      19.  Information if Proxies, Consents or Authorizations
             are not to be Solicited or in an Exchange Offer....  Management; Certain Transactions; Description of
                                                                    Certain Indebtedness; Principal Stockholders;
                                                                    Financial Statements

------------------------
*   Item is omitted because answer is negative or the item is inapplicable.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 10, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                ECONOPHONE, INC.

                     OFFER TO EXCHANGE $300,000,000 OF NEW
                       11% SENIOR DISCOUNT NOTES DUE 2008
                  FOR $300,000,000 OF ANY AND ALL OUTSTANDING
                       11% SENIOR DISCOUNT NOTES DUE 2008

    Econophone, Inc., a Delaware corporation ("Econophone" or the "Company"), hereby offers to exchange (the "Exchange Offer"), upon the terms and conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), up to $300,000,000 in aggregate principal amount of its 11% Senior Discount Notes due 2008 (the "Exchange Notes") for a like principal amount of its 11% Senior Discount Notes due 2008 (the "Original Notes" and, together with the Exchange Notes, the "Notes").

    The terms of the Exchange Notes are identical in all material respects (including principal amount, rate of accretion, interest rate and maturity) to the terms of the Original Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof (each, a "Holder" and, collectively, the "Holders"), (except as provided herein), and are not subject to any covenant of the Company regarding registration. The Exchange Notes will be issued under the indenture governing the Original Notes. For a description of the principal terms of the Exchange Notes, see "Description of the Exchange Notes."

    The Notes will mature on February 15, 2008. The Original Notes were, and the Exchange Notes will be, issued at a substantial discount from their principal amount at maturity and there will not be any payment of interest on the Notes prior to August 15, 2003. Each Original Note has a principal amount at maturity of $1,000 and an initial Accreted Value (as defined) of $585.95. The Accreted Value of the Exchange Notes initially will be equal to the Accreted Value of the Original Notes at the time of the consummation of the Exchange Offer. The Notes will fully accrete to face value on February 15, 2003. From and after February 15, 2003, the Notes will bear interest, which will be payable in cash at a rate of 11.0% per annum on each February 15 and August 15 (the "Interest Payment Dates"), commencing August 15, 2003.

    The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after February 15, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest if any, thereon to the date of redemption. In addition, at any time prior to February 15, 2001, the Company may, in its discretion, redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 111% of their Accreted Value with the net proceeds of one or more Public Equity Offerings (as defined); provided that
(1) at least 65% of the initially issued Notes remains outstanding after each such redemption and (2) each such redemption occurs within 180 days of the related Public Equity Offering. The Exchange Notes will not be subject to any mandatory sinking fund. In the event of a Change of Control (as defined), each holder of the Notes will have the right to require the Company to purchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, thereon. See "Description of the Exchange Notes" and "Capitalization."

    The Original Notes were issued and sold on February 18, 1998, in a transaction (the "Offering") not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemptions provided in
Section 4(2) of the Securities Act and Rule 144A and Regulation S under the Securities Act. Accordingly, the Original Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred unless so registered or unless an applicable exemption from the registration requirements of the Securities Act

                                                          (COVER PAGE CONTINUED)
                            ------------------------

    SEE "RISK FACTORS," COMMENCING ON PAGE 15, FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

               The date of this Prospectus is             , 1998.

(COVER PAGE CONTINUED)

is available. The Exchange Notes are being offered hereunder in order to satisfy certain of the obligations of the Company under a registration rights agreement relating to the Original Notes. See "The Exchange Offer-- Purpose of the Exchange Offer." The Company is making the Exchange Offer in reliance upon an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in a series of no-action letters issued to third parties, although the Company has not sought, and does not intend to seek, its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Based upon the Commission's interpretations, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by Holders thereof (other than any Holder that is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act (an "Affiliate"), (ii) a broker-dealer who acquired Original Notes directly from the Company or (iii) a broker-dealer who acquired Original Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such Holders' business and such Holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Any Holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. See "The Exchange Offer--Procedures Applicable to All Holders."

    Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer in exchange for Original Notes acquired for its own account as a result of market-making activities or other trading activities may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal that is filed as an exhibit to the Registration Statement of which this Prospectus is a part states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Broker-dealers who acquired Original Notes as a result of market making or other trading activities may use this Prospectus, as supplemented or amended, in connection with resales of the Exchange Notes.

    The Original Notes are designated for trading in the PORTAL Market. The Exchange Notes constitute a new issue of securities for which there is no established trading market. Any Original Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent Original Notes are tendered and accepted in the Exchange Offer, a Holder's ability to sell untendered, and tendered but unaccepted, Original Notes could be adversely affected. Following consummation of the Exchange Offer, the Holders of Original Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligations to such Holders to provide for the registration under the Securities Act of the Original Notes. Morgan Stanley & Co. Incorporated ("Morgan Stanley" or the "Placement Agent") has advised the Company that it currently intends to make a market in the Exchange Notes; however, it is not obligated to do so and any market making activity may be discontinued at any time without notice. Therefore, no assurance can be given that an active trading market will develop or as to the liquidity of the trading market for either the Original Notes or the Exchange Notes.

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange, but is otherwise subject to customary conditions. The Exchange Offer will expire at 5:00 p.m., New York
City time, on           , 1998, unless extended by the Company to such other
date and time as the Company, in its sole discretion, may determine (the "Expiration Date"). The date of acceptance for exchange of the Original Notes (the "Exchange Date") will be the first business day following the Expiration Date. Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable. There will be no cash proceeds to the Company from the Exchange Offer.

    This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received for Original Notes where such Original Notes were acquired for its own account as a result of market-making activities or other trading activities. The Company will make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the Exchange Notes being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to any contract, agreement or other document are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

    The Company is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Whether or not the Company is then required to file reports with the Commission, so long as any of the Notes are outstanding, the Company is required by the terms of the Indenture, dated as of February 18, 1998 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"), under which the Original Notes were issued and under which the Exchange Notes are to be issued, to furnish, to the Trustee and each Holder, or supply to the Trustee for forwarding to each such Holder, without cost to such Holder, such reports and other information as it has filed with the Commission pursuant to Sections 13(a) or 15(d) under the Exchange Act, or would be required to file by such sections of the Exchange Act if it were subject thereto. In addition, at all times prior to the registration of the Original Notes, the Company has agreed to furnish to any Holder of Notes, and prospective investors upon their request, the information required to be delivered pursuant to Rule 144A under the Securities Act.

    Reports and other information filed by the Company with the Commission, and the Registration Statement and the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street (suite
1400), Chicago, Illinois 60661. Copies of such materials may also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Also, the Company files such reports and other information with the Commission pursuant to the Commission's EDGAR system. The Commission maintains a Web site that contains reports and other information regarding registrants that file electronically with the Commission pursuant to the EDGAR system. The address of the Commission's Web site is http://www.sec.gov.

               CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

    Certain of the statements contained in this Prospectus that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are statements of future expections and other forward-looking statements within the meaning of
Section 27A of the Securities Act that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements, including, without limitation, (i) the rate of expansion of Econophone's network and/or customer base, (ii) competitive factors, (iii) changes in law and regulations, (iv) general economic conditions and (v) currency exchange rates, in each case on a global, regional and/or national basis. See also "Risk Factors" for additional cautionary statements identifying important factors with respect to such forward-looking statements that could cause actual results to differ materially from results referred to in the forward-looking statements.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED HEREIN, THE TERMS "COMPANY" AND "ECONOPHONE" REFER TO ECONOPHONE, INC. AND ITS SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES. STATEMENTS CONTAINED IN THIS PROSPECTUS REGARDING ECONOPHONE'S EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS AND OTHER MATTERS, WHICH CAN BE IDENTIFIED BY USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, ARE FORWARD-LOOKING STATEMENTS. SEE "RISK FACTORS" FOR CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING IMPORTANT RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM RESULTS REFERRED TO IN THE FORWARD-LOOKING STATEMENTS. INDUSTRY DATA USED THROUGHOUT THIS PROSPECTUS WAS OBTAINED FROM INDUSTRY PUBLICATIONS AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ECONOPHONE. SEE "GLOSSARY" FOR A DESCRIPTION OF CERTAIN TERMS THAT MAY BE HELPFUL FOR UNDERSTANDING CERTAIN TECHNICAL MATTERS DISCUSSED IN THIS PROSPECTUS.

                               THE EXCHANGE OFFER

    Econophone completed on February 18, 1998 the offering of $300.0 million aggregate principal amount at maturity of 11% Senior Discount Notes due 2008 of Econophone (the "Offering"). Econophone entered into a Notes Registration Rights Agreement with Morgan Stanley in connection with the Offering in which it agreed, among other things, to deliver to Holders this Prospectus and to complete the Exchange Offer on or prior to August 18, 1998. Holders are entitled to exchange in the Exchange Offer their Original Notes for Exchange Notes with substantially identical terms. If the Exchange Offer is not completed on or prior to August 18, 1998, interest (in addition to accretion of or interest otherwise due on the Notes) will accrue at a rate per annum of .5% of the Accreted Value of the Notes, from such date, payable in cash semiannually, in arrears on each Interest Payment Date, commencing February 15, 1999. See the discussion under the heading "Summary of Terms of the Exchange Notes" and "Description of the Exchange Notes" for further information regarding the Exchange Notes.

    Econophone believes that Exchange Notes issued in the Exchange Offer may be resold by Holders without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. Holders should read the discussion under the headings "Summary of the Exchange Offer" and "The Exchange Offer" for further information regarding the Exchange Offer and resales of Exchange Notes.

                                  THE COMPANY

    Econophone is a rapidly growing switch-based provider of long distance telecommunications services in selected major U.S. and western European markets. Econophone's customer base consists primarily of residential customers, small- and medium-sized businesses and other telecommunications carriers. In the United States and the United Kingdom, Econophone provides principally international and domestic long distance, calling card, prepaid and carrier services. In continental Europe, Econophone provides principally international long distance, calling card and prepaid services. Since July 1997, Econophone has continued the build-out of its domestic and international network, hired additional experienced senior management, increased its sales and marketing activities and consummated the acquisition of VoiceNet Corporation ("VoiceNet"), which previously had been a reseller of Econophone's services. See "--Recent Developments."

    Through internal growth, Econophone's consolidated revenues have increased from $3.5 million in 1993 to $83.0 million in 1997. During 1997, the United States, continental Europe and the United Kingdom accounted for 59%, 22% and 19% of Econophone's consolidated revenues, respectively.

    International telecommunications is one of the fastest growing segments of the long distance industry, having experienced a compounded growth in total minutes of 14% per annum from 1989 to 1996. The European international long distance market is the largest in the world, with approximately 28 billion minutes or 40% of international calling volume originating in Europe in 1996. The continental European state-owned telecommunications organizations (the "PTOs") generally have had monopolies on providing telephone services from their respective countries, making the cost of international telephone calls from continental Europe much higher than comparable calls initiated from the United States or the United Kingdom. Furthermore, until recently, customers in many continental European markets generally have not been able to obtain from their PTO value-added features that are readily available in the United States, such as itemized billing, speed dial, redial and voice mail. In most European Union ("EU") member states, the ability to provide telecommunications services was liberalized on January 1, 1998. Econophone believes that regulatory liberalization in continental Europe and technological advancements will lead to market developments similar to those that have occurred in the United States and the United Kingdom, although certain European PTOs appear to be responding more rapidly to competition than the former PTOs in the United States and the United Kingdom.

    Econophone's strategy is to (i) expand into additional geographic markets in continental Europe, the United Kingdom, the United States and Canada, with a focus on large markets that generate substantial long distance and international calling traffic, (ii) add customers in its existing markets, (iii) migrate additional switched traffic on to its expanding network and (iv) deliver an expanded portfolio of features and services to its customers.

    Econophone has substantially increased its network infrastructure in the last year. Econophone currently has switches in New York, London, Brussels and Paris, network nodes in Antwerp, Berlin, Hamburg, Marseilles, Nice and Zurich and points of presence ("POPs") serving a number of major cities in the northeastern United States.

    Econophone is continuing to significantly expand its U.S. and European network. In addition, Econophone intends to expand its network into Canada during 1998. In 1998, Econophone intends to add switches and points of presence in the markets indicated below. Thereafter, Econophone intends to further expand its network to additional markets in western Europe, the United States and Canada as market and regulatory conditions warrant.

                         NETWORK         COMMERCIAL
      MARKET             ELEMENT       OPERATION DATE
-------------------  ----------------  ---------------
  Los Angeles             Switch            1Q98
  Berlin*                 Switch            2Q98
  Geneva                   Node             2Q98
  Miami                   Switch            2Q98
  Montreal                 POP              2Q98
  Toronto                 Switch            2Q98
  Washington, D.C.*       Switch            2Q98
  Chicago                 Switch            3Q98
  Dallas                  Switch            3Q98
  Frankfurt               Switch            3Q98

  --------------------------------
  *   Upgrade of existing node or
     POP.

    Econophone's network elements are connected by a combination of owned indefeasible rights of use ("IRUs") and transmission lines between various network cities that are leased on a fixed cost basis. Econophone's IRUs and leased lines result in reduced transmission costs once certain utilization levels are reached because there is no significant marginal cost to Econophone for carrying a call over owned facilities or those leased on a fixed cost basis. As part of its expansion strategy, Econophone intends to acquire additional IRUs and leased lines.

    Econophone markets its services through various channels, each of which is designed to serve a particular geographic market, customer group and product. Econophone sells to non-business customers primarily through independent sales representatives retained directly by Econophone or by master distributors and to business customers and other telecommunications carriers primarily through its internal sales forces. Depending upon the service, sales are made either directly to end-users (e.g., residential and business long distance) or to retail establishments for resale (e.g., prepaid cards). Econophone believes that its multi-channel marketing strategy enhances its growth prospects and reduces the risks associated with dependence on a smaller number of distribution channels.

    Econophone believes that its principal competitive strengths are its carrier grade network and low cost structure, both of which enable it to offer competitive prices, and the diversity of its revenue base and marketing channels. In addition, in its continental European markets, Econophone believes that it provides more responsive customer service than the PTOs and that it responds more quickly to new business opportunities than the PTOs and other large competitors. Econophone also believes that its relatively early entry as an alternative telecommunications provider into continental European markets and the experience of certain members of its management team in those markets provide it with a competitive advantage over less experienced emerging competitors.

RECENT DEVELOPMENTS

    Since July 1997, Econophone has continued the build-out of its domestic and international network, hired additional experienced senior management, increased its sales and marketing activities and acquired VoiceNet.

    NETWORK EXPANSION; NEW GEOGRAPHIC MARKETS. In anticipation of the January 1, 1998 deregulation of the provision of telecommunications services in many EU markets, Econophone added nodes in Berlin, Marseilles and Nice during the fourth quarter of 1997. During that quarter, a node also was added in Zurich. During the second quarter of 1998, Econophone expects to upgrade its Berlin node to a switch and add a node in Geneva and, during the third quarter of 1998, Econophone intends to add a switch in Frankfurt. In addition, Econophone is in the process of seeking more favorable interconnection arrangements in Belgium, France and Germany that would enable it to offer network access through abbreviated dialing, originate calls in a greater number of cities and terminate calls in such countries more cheaply. Econophone expects interconnection agreements to be entered into in Belgium, France and Germany by the end of 1998.

    Due to the significant increase during 1997 in Econophone's U.S. traffic, Econophone intends to upgrade its Washington D.C. point of presence to a switch during the first half of 1998 and to add switches in Los Angeles and Miami. Econophone also intends to add switches in Chicago and Dallas during the third quarter of 1998. These new switches will enable Econophone to increase its addressable market and migrate a larger portion of its U.S. calling card traffic on to its network, which will reduce its transmission costs.

    During the first half of 1998, Econophone also intends to install a switch in Toronto and a point of presence in Montreal, which will enable Econophone to provide cost competitive international service in these markets.

    As part of its network expansion, since July 1997, Econophone has continued to expand its transmission capacity through the acquisition of additional IRUs and leased lines. Econophone recently acquired IRUs on the AC-1 transatlantic cable, over which it will be able to transmit 1,890 non-compressed simultaneous calls (or 7,560 calls that are compressed). These IRUs are expected to become operational during the second quarter of 1998.

    EXPANSION OF SENIOR MANAGEMENT TEAM. During January 1998, Kevin Alward was hired as President-North America and Phillip Storin was hired as Chief Financial Officer and Senior Vice President. Mr. Alward previously served as President of TotalTel, Inc., a provider of international telecommunications services to retail and wholesale customers. Most recently, Mr. Storin served as the Chief Financial Officer at U.S. Long Distance, a provider of telecommunications services to business customers in the United States that was recently acquired by LCI International, Inc. During December 1997, Richard Shorten was hired as Senior Vice President and General Counsel. Mr. Shorten was previously with the New York law firm of Cravath, Swaine & Moore.

    INCREASE IN SALES AND MARKETING. Since July 1997, Econophone has opened sales offices in Berlin, Marseilles and Zurich and established a corporate sales group in the United Kingdom. Econophone intends to open additional sales offices and significantly increase local advertising in each of its markets in furtherance of its multi-channel marketing strategy.

    VOICENET ACQUISITION. On February 12, 1998, Econophone acquired VoiceNet, a major reseller of the Company's calling card products. The initial purchase price for VoiceNet was $21.0 million, which was paid out of cash on hand. The sellers of VoiceNet also are entitled to receive an earn-out based upon the revenue growth of the VoiceNet business for a period of up to one year following the closing of the acquisition.

    VoiceNet provides travellers and other callers with calling card services, which are advertised primarily in in-flight magazines. Econophone has provided substantially all of VoiceNet's transmission, billing and customer service functions since April 1996.

    The acquisition of VoiceNet by Econophone ensures the continuity of Econophone's sales through VoiceNet, provides Econophone with an established U.S. calling card business and enables Econophone to cross-market many of its other services to VoiceNet's customer base, which consisted of approximately 110,000 calling card holders during December 1997. The acquisition of VoiceNet also will reduce Econophone's selling expenses in respect of services provided to VoiceNet customers because, prior to the acquisition, Econophone paid VoiceNet a commission on calling card usage by VoiceNet customers.

    Econophone's successful implementation of its strategy will require the continued expansion and development of its network in Europe and the United States, as well as the continued expansion and development of related back-office capacity, including billing systems, and the hiring and retention of highly productive internal sales personnel and independent sales agents. Execution of Econophone's expansion plans is subject to a variety of risks, including, but not limited to, operating and technical problems, regulatory uncertainties and competition, and there can be no assurance that Econophone will be able to successfully implement such plans. Econophone has had, and expects to continue to have, as hereinafter discussed, operating losses, net losses, deficiencies of earnings to fixed charges, negative EBITDA and negative cash flow. Econophone had a net loss of $30.1 million for the year ended December 31, 1997 and, on a pro forma basis, assuming that the Offering and the July 1, 1997 offering (the "1997 Unit Offering") of Units consisting of $155.0 million of senior notes (the "1997 Notes") and warrants (the "Warrants") to purchase 1,265,885 shares of voting common stock ("Common Stock") of Econophone had been consummated on January 1, 1997, a net loss of $61.4 million. Econophone had a deficiency of earnings to fixed charges of $30.1 million ($61.4 million on a pro forma basis) and negative EBITDA of $18.8 million for the year ended December 31, 1997. Net cash used in operating activities for such period was $12.2 million. Econophone expects to have operating losses, net losses and a deficiency of earnings to fixed charges for at least the next several years and negative EBITDA and negative cash flow from operations until at least 2000. See "Risk Factors" for a discussion of certain risks associated with Econophone's business and "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements contained herein for further information concerning Econophone's historical financial performance.

    Econophone's principal executive offices are located at 45 Broadway, New York, New York 10006. Its main telephone number is (212) 444-6991.

                         SUMMARY OF THE EXCHANGE OFFER

Registration Rights
  Agreement.............  Holders are entitled to exchange the Original Notes for Notes registered under the Securities Act with substantially identical terms. The Exchange Offer is intended to satisfy these rights.
                          After the Exchange Offer is complete, Holders will no longer be entitled to any exchange or registration rights with respect to the Original Notes.

The Exchange Offer......  The Company is offering to exchange $1,000 principal amount of
                          Exchange Notes that have been registered under the Securities Act for each $1,000 principal amount of the Original Notes. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

                          As of this date, there are $300.0 million principal amount of the
                          Original Notes outstanding.

                          The Company will issue registered Exchange Notes on or promptly after the expiration of the Exchange Offer.

Resales.................  Except as indicated herein, the Company believes that the
                          Exchange Notes may be offered for resale, resold and otherwise transferred by Holders without compliance with the registration and prospectus delivery provisions of the Securities Act,
                          provided that:

                            (i) the Exchange Notes are being acquired in the ordinary
                            course of a Holder's business;

                            (ii) a Holder is not participating, does not intend to
                            participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange
                            Notes; and

                            (iii) a Holder is not an "affiliate" of the Company.

                          If the Company's belief is inaccurate and a Holder transfers any
                          Exchange Note without delivering a prospectus meeting the
                          requirements of the Securities Act or without an exemption from such requirements, such Holder may incur liability under the
                          Securities Act. The Company does not assume or indemnify Holders against such liability.

                          Each broker-dealer that is issued Exchange Notes for its own account in exchange for Original Notes which were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a Prospectus meeting the requirements of the Securities Act in connection with any resale of the notes issued in the Exchange Offer. A
                          broker-dealer may use this Prospectus for an offer to resell, resale or other retransfer of the Exchange Notes.

Expiration Date.........  The Exchange Offer will expire at 5:00 p.m., New York City time,
                          on               , 1998, unless the Company decides to extend the
                          Expiration Date.

Conditions to the
  Exchange Offer........  The Exchange Offer is not subject to any condition other than that the Exchange Offer not violate applicable law or any
                          applicable interpretation of the Staff of the Commission.

Procedures for Tendering
  Outstanding Notes held
  in the Form of Book-
  Entry Interests.......  The Original Notes were issued as global securities without interest coupons. The Original Notes were deposited with The Bank of New York, as book-entry depositary, when they were issued. The
                          Bank of New York issued a certificateless depositary interest in each Original Note, which represents a 100% interest in the
                          Original Note, to The Depository Trust Company ("DTC").
                          Beneficial interests in the Original Notes, which are held by direct or indirect participants in DTC through the
                          certificateless depositary interests (the "Book-Entry
                          Interests"), are shown on, and transfers of such Original Notes can be made only through, records maintained in book-entry form by DTC (with respect to its participants) and its participants.

                          Holders of Original Notes held in the form of a Book-Entry
                          Interest who wish to tender their Book-Entry Interest for
                          exchange pursuant to the Exchange Offer must transmit to The Bank of New York, as exchange agent (the "Exchange Agent"), on or prior to the Expiration Date:

                            (i) either:

                            (a) a properly completed and duly executed Letter of
                            Transmittal, which accompanies this Prospectus, or a facsimile of the Letter of Transmittal, including all other documents required by the Letter of Transmittal, to the Exchange Agent at
                            the address set forth on the cover page of the Letter of
                            Transmittal; or

                            (b) a computer-generated message transmitted by means of DTC's
                            Automated Tender Offer Program system and received by the
                            Exchange Agent and forming a part of a confirmation of
                            book-entry transfer in which such Holder acknowledges and
                            agrees to be bound by the terms of the Letter of Transmittal;

                            and (ii) either:

                            (a) a timely confirmation of book-entry transfer of such
                            Holder's Original Notes into the Exchange Agent's account at
                            DTC, pursuant to the procedure for book-entry transfers
                            described in this Prospectus under the heading "The Exchange
                            Offer--Book-Entry Transfer," received by the Exchange Agent on or prior to the Expiration Date; or

                            (b) the documents necessary for compliance with the guaranteed delivery procedures described below.

Procedures for Tendering
  Definitive Registered
  Notes.................  Subject to certain conditions, a holder of Book-Entry Interests in the Original Notes is entitled to receive, in exchange for its
                          Book-Entry Interests, registered Original Notes which are in equal principal amounts to its Book-Entry Interests. However, as of this date, no registered Original Notes are issued and
                          outstanding. If a Holder acquires registered Original Notes prior to the Expiration Date, such Holder must tender its registered
                          Original Notes in accordance with the procedures described in this Prospectus under the heading "The Exchange Offer--Procedures for Tendering Definitive Registered Notes."

Special Procedures for
  Beneficial Owners.....  A beneficial owner of Book-Entry Interests whose name does not appear on a security position listing of DTC as the holder of such Book-Entry Interests or a beneficial owner of registered
                          Original Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee that wishes to tender such Book-Entry Interests or registered Original
                          Notes in the Exchange Offer should contact such person in whose name its Book-Entry Interests or registered Original Notes are registered promptly and instruct such person to tender on its behalf.

Guaranteed Delivery
  Procedures............  If Holders wish to tender their Original Notes and time will not permit the required documents to reach the Exchange Agent by the
                          Expiration Date, or the procedure for book-entry transfer cannot be completed on time or certificates for registered Original
                          Notes cannot be delivered on time, such Holders may tender their
                          Original Notes pursuant to the procedures described in this
                          Prospectus under the heading "The Exchange Offer-- Guaranteed
                          Delivery Procedures."

Withdrawal Rights.......  Holders may withdraw the tender of their Notes at any time prior
                          to 5:00 p.m. New York City time on               , 1998.

Certain U.S. Federal
  Income Tax
  Consequences..........  The exchange of Original Notes will not be a taxable exchange for
                          United States federal income tax purposes. Holders will not recognize any taxable gain or loss or any interest income as a result of such exchange.

Use of Proceeds.........  The Company will not receive any proceeds from the issuance of the Exchange Notes pursuant to the Exchange Offer. The Company will pay all expenses incident to the Exchange Offer.

Exchange Agent..........  The Bank of New York is serving as Exchange Agent in connection with the Exchange Offer.

                     SUMMARY OF TERMS OF THE EXCHANGE NOTES

    The form and terms of the notes to be issued in the Exchange Offer are the same as the form and terms of the Original Notes, except that the Exchange Notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer and generally will not be entitled to registration under the Securities Act. The Exchange Notes will evidence the same debt as the Original Notes and both the Original Notes and the Exchange Notes are governed by the same Indenture.

Aggregate Amount........  $300.0 million principal amount of 11% Senior Discount Notes due
                          2008 of Econophone.

Maturity................  February 15, 2008.

Yield and Interest......  The Original Notes were, and the Exchange Notes are being, issued at a substantial discount from their principal amount, and there will not be any payment of interest on the Notes prior to August
                          15, 2003. The Notes will fully accrete to face value on February
                          15, 2003. From and after February 15, 2003, the Notes will bear interest, which will be payable in cash at a rate of 11.0% per annum on each February 15 and August 15 (the "Interest Payment
                          Dates"), commencing August 15, 2003. In addition to stated
                          interest, for U.S. federal income tax purposes, holders of the
                          Notes will be required to include amounts attributable to
                          original issue discount in their gross income in advance of receipt of the cash payment to which such income is attributable.
                          See "Certain Federal Income Tax Considerations."

Optional Redemption.....  On or after February 15, 2003, the Notes will be redeemable, at the option of Econophone, in whole or in part, at any time or from time to time, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of
                          redemption. In addition, prior to February 15, 2001, up to 35% of the aggregate principal amount of the Notes may be redeemed with the proceeds of Public Equity Offerings (as defined herein) at
                          111.0% of their Accreted Value; provided, that after any such redemptions Notes representing at least 65% of the Notes
                          initially issued remain outstanding. See "Description of the
                          Exchange Notes--Optional Redemption."

Change of Control.......  Upon a Change of Control (as defined herein), Econophone is required to make an offer to purchase the Notes at a purchase price equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any. There can no assurance that
                          Econophone will have sufficient funds available at the time of a
                          Change of Control to fund any repurchase of Notes required by the foregoing covenant. See "Description of the Exchange Notes--
                          Repurchase of Notes upon a Change of Control."

Ranking.................  The Notes are unsecured, unsubordinated indebtedness of
                          Econophone, rank PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of Econophone, and are senior in right of payment to all existing and future
                          subordinated indebtedness of Econophone. As of December 31, 1997,
                          Econophone had $157.9 million of indebtedness outstanding, all of which was unsubordinated and $149.7 million of which was secured by $59.0 million of restricted cash. Substantially all of the remaining indebtedness is secured by telecommunications assets.
                          The Notes are effectively subordinated to the secured
                          indebtedness of Econophone to the extent of the security
                          interests relating thereto.

Certain Covenants.......  The Indenture contains certain covenants, which, among other things and subject to certain exceptions, restrict the ability of
                          Econophone and its Restricted Subsidiaries (as defined herein) to incur additional indebtedness, make restricted payments, create restrictions on the ability of Restricted Subsidiaries to make payments to Econophone, issue capital stock of Restricted
                          Subsidiaries, issue guarantees, enter into transactions with stockholders and affiliates, create liens, engage in
                          sale-leaseback transactions, sell assets and, with respect to
                          Econophone, consolidate, merge or sell all or substantially all of its assets. These covenants are subject to significant
                          exceptions. See "Description of the Exchange Notes--Covenants."

Original Issue
  Discount..............  The Exchange Notes will be treated as a continuation of the
                          Original Notes for federal income tax purposes. The Original
                          Notes were issued with original issue discount. For federal income tax purposes, holders of the Notes (the "Holders") are required to include the amount of original issue discount in income in advance of receipt of cash to which the income is attributable. See "Certain Federal Income Tax Considerations."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    THE SUMMARY CONSOLIDATED FINANCIAL DATA (EXCEPT FOR OTHER DATA, REGIONAL DATA AND 1993 FINANCIAL DATA) FOR THE YEARS PRESENTED BELOW WAS DERIVED FROM THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ECONOPHONE. THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ECONOPHONE AS OF DECEMBER 31, 1996 AND 1997 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997, TOGETHER WITH THE NOTES THERETO AND THE RELATED REPORT OF ARTHUR ANDERSEN LLP, INDEPENDENT PUBLIC ACCOUNTANTS, ARE INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE SELECTED CONSOLIDATED FINANCIAL DATA FOR THE YEAR ENDED DECEMBER 31, 1993 IS DERIVED FROM UNAUDITED FINANCIAL STATEMENTS OF ECONOPHONE, WHICH, IN THE OPINION OF MANAGEMENT, INCLUDE ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ECONOPHONE FOR SUCH PERIODS. THE INFORMATION CONTAINED BELOW SHOULD BE READ IN CONJUNCTION WITH "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND THE FINANCIAL STATEMENTS OF ECONOPHONE AND THE NOTES RELATED THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

                                                                           YEARS ENDED DECEMBER 31,
                                                            -------------------------------------------------------
                                                              1993(1)      1994       1995       1996       1997
                                                            -----------  ---------  ---------  ---------  ---------
                                                             (IN THOUSANDS, EXCEPT REVENUE PER MINUTE AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues..................................................   $   3,528   $   8,523  $  27,490  $  45,103  $  83,003
Cost of services..........................................       2,761       5,540     19,735     35,369     63,707
Selling, general and administrative expense...............         497       2,013      7,087     16,834     37,898
Depreciation and amortization.............................          51         168        389      1,049      3,615
                                                            -----------  ---------  ---------  ---------  ---------
Income (loss) from operations.............................         219         802        279     (8,149)   (22,217)
Interest income...........................................           6           6         19         84      3,689
Interest expense..........................................         (25)       (109)      (167)      (380)   (11,437)(2)
Other income (expense)....................................           6         100        (10)       133       (163)
Provision (benefit) for taxes.............................          --          73         --         --         --
                                                            -----------  ---------  ---------  ---------  ---------
Net income (loss).........................................   $     206   $     726  $     121  $  (8,312) $ (30,128)
                                                            -----------  ---------  ---------  ---------  ---------
                                                            -----------  ---------  ---------  ---------  ---------

OTHER DATA:
Capital expenditures(3)...................................   $     605   $     906  $   1,677  $   4,670  $  19,021
EBITDA(4).................................................         276       1,070        658     (6,967)   (18,765)
Dividends and distributions declared......................          --          --        499        508        879
Net cash provided by (used in) operating activities.......        (190)        474      2,037     (6,006)   (12,219)
Revenue per minute........................................                     .70        .57        .43        .25
Minutes...................................................                  12,196     47,859    104,566    330,144
Ratio of earnings to fixed charges(5).....................        8.6x        7.2x       1.5x         --         --
Deficiency of earnings available to cover fixed
  charges(5)..............................................          --          --         --  $  (8,312) $ (30,128)(6)

REGIONAL DATA:
Revenues
  United States...........................................               $   2,728  $   8,292  $  18,185  $  48,899
  United Kingdom..........................................                   3,143     14,173     15,477     18,363
  Continental Europe......................................                   2,652      5,025     11,441     15,741
Minutes
  United States...........................................                   5,707     23,411     68,247    244,095
  United Kingdom..........................................                   4,532     20,592     27,968     68,810
  Continental Europe......................................                   1,957      3,856      8,351     17,239

                                                                                                 AT DECEMBER 31, 1997
                                                                AT DECEMBER 31,                -------------------------
                                                   ------------------------------------------               PRO FORMA
                                                     1993       1994       1995       1996      ACTUAL    AS ADJUSTED(7)
                                                   ---------  ---------  ---------  ---------  ---------  --------------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................  $     120  $      86  $     106  $   6,272  $  67,202    $  215,534
Current assets...................................        852      2,588      7,616     14,729     96,329(8)      244,628(8)
Restricted cash..................................     --         --         --         --         59,427(8)       59,427(8)
Total assets.....................................      1,541      4,034     10,508     22,755    178,005       352,975
Current portion of borrowings....................        510        480        558      3,020      2,300         2,300
Long-term borrowings, less current portion.......         39        639        719      2,263    155,616       331,401
Redeemable convertible preferred stock...........     --         --         --         13,358     14,328        14,328
Total stockholders' equity (deficit).............        708      1,088        710     (8,124)   (33,726)      (33,726)

------------------------

(1) Regional revenue data and minute data for 1993 is not available.

(2) On a pro forma as adjusted basis, assuming the Offering closed on January 1, 1997, annual interest expense on the Notes for 1997 would have been $19.9 million.

(3) Capital expenditures include assets acquired through capital lease and other financings.

(4) EBITDA represents net income (loss) plus net interest expense, income tax expense, and depreciation and amortization expense. Econophone has included information concerning EBITDA herein because such information is commonly used in the telecommunications industry as one measure of an issuer's operating performance and historical ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, is not necessarily comparable to similarly titled measures of other companies, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles.

(5) Earnings available to cover fixed charges consist of earnings (losses) before income taxes. Fixed charges consist of interest on debt, the interest component of rent expense (deemed to be one-third of the total) and dividends accrued on preferred stock.

(6) On an as adjusted basis, assuming that the Offering had been consummated on January 1, 1997, the deficiency of earnings available to cover fixed charges for the year ended December 31, 1997 would have been $50.9 million.

(7) The pro forma as adjusted balance sheet data gives effect to (i) the Offering and (ii) the consummation of the acquisition of VoiceNet, as if such events had occurred on December 31, 1997.

(8) Econophone used $57.4 million of the net proceeds from the 1997 Unit Offering to purchase a portfolio of U.S. government securities (the "Pledged Securities") that has been pledged as security for the payment of the first six scheduled interest payments due on the 1997 Notes. Proceeds from the Pledged Securities will be used by Econophone to make the first six semi-annual scheduled interest payments on the 1997 Notes. Included in restricted cash is $10.5 million, which is also included in current assets.

                                  RISK FACTORS

    AN INVESTMENT IN THE EXCHANGE NOTES INVOLVES A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, SHOULD BE CONSIDERED CAREFULLY BEFORE PURCHASING THE EXCHANGE NOTES. THE TERM "NOTE" OR "NOTES" INCLUDES THE ORIGINAL NOTES AND THE EXCHANGE NOTES.

LIMITED OPERATING HISTORY

    Econophone commenced operations in 1989, and prior to 1994 engaged only in limited operations, and, therefore, has a limited operating history upon which potential investors may base an evaluation of its performance. Econophone's principal operations have been in the United Kingdom (principally in the London area), the United States (principally in the New York area) and Belgium (principally in the Antwerp area). Econophone began providing services in its other continental European and U.S. markets only in 1996 and 1997 and, to date, its business activities in most of such markets have been limited. In addition, the liberalization of the European regulatory environment is substantially changing the nature of European telecommunications markets. See "Business--Services," "Business--Competition" and "Business--Regulation."

    Econophone is in the process of significantly expanding its operations in its current markets and intends to enter into a number of markets where it currently does not have operations. In many of its existing and future markets, Econophone also plans to offer services that have been provided in the past to a large extent only by PTOs. Furthermore, in certain of such markets, Econophone also intends to utilize access and transmission methods with respect to which it has limited operating experience. Econophone's prospects must, therefore, be considered in light of the risks, expenses, problems and delays inherent in substantially expanding a business and in establishing a new business in additional markets in an evolving industry. Any of these factors could have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. See "--Implementation of Expansion Plans," "--Competition," "--Dependence on Third Party Sales Organizations," "--Risks Associated with Rapidly Changing Industry; Significant Price Declines," "--Risks Associated with Rapid Growth," "--Need for Local Connectivity," "--Dependence on Effective Information Systems," "--Dependence Upon Key Personnel; Integration of Management," "--Dependence on Equipment Supplier" and "Business--Services."

IMPLEMENTATION OF EXPANSION PLANS

    Econophone's successful implementation of its strategy will require the continued expansion and development of its network in Europe and the United States, as well as the continued expansion and development of related back-office capacity, including billing systems, and the hiring and retention of highly productive internal sales personnel and independent sales agents. Execution of Econophone's expansion plans is subject to a variety of risks, including, but not limited to, operating and technical problems, regulatory uncertainties and competition, and there can be no assurance that Econophone will be able to successfully implement such plans.

    As Econophone continues to expand its network, it will incur significant fixed costs, relating principally to switching equipment costs, IRUs and leased lines and network management costs. The installation and expansion of Econophone's network has entailed and will continue to entail considerable expenses in advance of anticipated revenues and may cause substantial fluctuations in Econophone's operating results. Econophone presently uses its network primarily to originate, but not terminate, calls. Therefore, the economic benefits of Econophone's network are primarily limited to originating calls where Econophone has a switch, node or point of presence. There can be no assurance that Econophone will be able to continue to expand its network successfully or that Econophone will generate traffic volumes sufficient to enjoy significant economies of scale, which Econophone believes are critical to the overall success of its strategy. Failure by Econophone to implement its expansion plans would have a material adverse effect on Econophone's business, financial condition, results of operations and on its ability to pay principal of and interest on the Notes.

HIGH LEVERAGE, FUTURE LOSSES, DEFICIENCY OF EARNINGS TO FIXED CHARGES AND
  NEGATIVE CASH FLOW

    At December 31, 1997, on a pro forma as adjusted basis after giving effect to the Offering, Econophone would have had total consolidated indebtedness of approximately $333.7 million and a stockholders' deficit of approximately $33.7 million. The 1997 Notes have a principal amount at maturity of $155.0 million and mature prior to the Notes. As of December 31, 1997, the 1997 Notes were secured by $59.0 million of restricted cash. Econophone anticipates that it will incur substantial additional indebtedness. Econophone had a net loss of $30.1 million for the year ended December 31, 1997. On an as adjusted basis, assuming that the Offering and the 1997 Unit Offering had been consummated on January 1, 1997, Econophone would have had a net loss of $61.4 million for 1997. Econophone also had negative EBITDA of $18.8 million for the year ended December 31, 1997. Furthermore, Econophone's net cash used in operating activities was $12.2 million for the year ended December 31, 1997. Econophone expects to have operating losses and net losses for at least the next several years and negative EBITDA and negative cash flow from operations until at least 2000. There can be no assurance that Econophone will ever operate at profitable levels, have positive EBITDA or be able to service its indebtedness. See "Capitalization" and "Selected Consolidated Financial Data."

    The ability of Econophone to meet its debt service obligations will depend upon its future performance, which, in turn, is subject to Econophone's successful implementation of its strategy, as well as to financial, competitive, business, regulatory, technical and other factors, substantially all of which are beyond Econophone's control. There can be no assurance that Econophone will ever operate at profitable levels, have positive EBITDA or eliminate its deficiency of earnings to fixed charges. If Econophone is unable to generate cash flow from operations that, together with its restricted cash, is sufficient to meet its debt service requirements, it may be required to refinance all or a portion of its indebtedness. There can be no assurance that any such refinancing would be possible on terms that would be acceptable to Econophone, if at all. If such refinancing were not possible or if additional financing were not available, Econophone could be forced to default on its obligations with respect to the Notes.

    The Indenture and the Indenture pertaining to the 1997 Notes (the "1997 Indenture") contain certain restrictive covenants. Such restrictions will affect, and in many respects will significantly limit, among other things, the ability of Econophone to incur indebtedness, make prepayments of subordinated indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock of restricted subsidiaries, create liens, sell assets and engage in mergers and consolidations. See "Description of Certain Indebtedness--The 1997 Unit Offering" and "Description of the Exchange Notes--Covenants." The terms of Econophone's Series A Preferred Stock (the "Series A Preferred Stock") and the Secured Amended and Restated Equipment Loan and Security Agreement (as amended, the "NTFC Agreement") between Econophone and NTFC Capital Corporation ("NTFC") also place restrictions on the ability of Econophone to incur indebtedness and to engage in certain other transactions. These restrictions, in combination with Econophone's high leverage, could limit the ability of Econophone to effect financings or other corporate activities. Furthermore, the high level of Econophone's indebtedness could restrict its flexibility in responding to changing business and economic conditions, its ability to take advantage of business opportunities and its ability to pay principal and interest on the Notes. See "Description of Certain Indebtedness" and "Description of the Capital Stock--Series A Preferred Stock."

    The level of Econophone's indebtedness could have important consequences to holders of the Notes, including the following: (i) the debt service requirements of other indebtedness could make it more difficult for Econophone to make payments on the Notes; (ii) the ability of Econophone to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) a substantial portion of Econophone's future cash flow from operations, if any, may be dedicated to the payment of principal and interest on its indebtedness and other obligations and might not be available for Econophone's business; (iv) Econophone's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (v) Econophone will be more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage; and (vi) Econophone's high degree of indebtedness could make it more vulnerable in the event of a downturn in its business. Econophone's high level of indebtedness may have a material adverse effect on its ability to pay principal and interest on the Notes. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

    The provision of telecommunications services is extremely competitive and will become increasingly so due to the reduction or elimination of regulatory barriers to entry into telecommunications markets. Econophone believes that its non-U.S. markets will experience increased competition and will begin to resemble the competitive landscape in the United States, in part as a result of regulatory initiatives. It appears that continental European telecommunications markets will experience price competition more rapidly and more extensively than was experienced when deregulation occured in the United States and the United Kingdom. Econophone's success will depend upon its ability to compete with a variety of other telecommunications providers in each of its markets.

    Competition for customers is primarily on the basis of price and, to a lesser extent, on the type and quality of services offered and customer service. Econophone has no control over the prices set by its competitors. Econophone has a large number of competitors which may use their substantial financial resources to cause severe price competition in the markets in which Econophone operates, which would require Econophone to reduce its prices in order to remain competitive. For example, Sprint has implemented a program offering $.10 per minute rates on certain calls to the United Kingdom and free U.S. domestic long distance calls on Friday and MCI has priced certain domestic off-peak calls at $.05 per minute. In the United Kingdom, the Office of Telecommunications ("Oftel"), the U.K. telecommunications regulatory authority, is expected to require British Telecom to reduce its retail prices by continuing to impose a price cap on its residential retail prices, although, since October 1997, it has allowed British Telecom far more freedom in respect of its pricing of its retail business services. In continental Europe, France Telecom and Deutsche Telekom have recently taken steps to substantially reduce prices in an effort to protect their market share and deter competitors, such as Econophone. France Telecom has obtained approval to reduce retail prices on domestic and international long distance services by an average of 9% during each of 1997 and 1998 and 4.5% during each of 1999 and 2000. Deutsche Telekom will reduce retail prices on domestic and international long distance service by up to 40% beginning March 1, 1998. Neither France Telecom nor Deutsche Telekom have reduced wholesale prices to the same extent as retail prices. Price reductions by France Telecom and Deutsche Telekom may over time create substantial pressure on Econophone's gross margins in those countries. In the United States, the Federal Communications Commission (the "FCC"), the U.S. telecommunications regulatory authority, also has adopted rules which are designed to bring downward pressure on international telephone rates. The FCC is requiring U.S. international facilities-based carriers to negotiate lower settlement rates with correspondent foreign carriers that deliver calls in foreign jurisdictions. The FCC expects such lower settlement rates to become effective on a transitional basis, commencing January 1, 1999 for major countries, with lower settlement rates in effect for substantially all countries by January 1, 2003. Any resulting savings to the U.S. facilities-based carriers might be passed along to their customers in the form of reduced rates for international calls. Corresponding price reductions by Econophone could reduce Econophone's revenue and margins, which could have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. Econophone has experienced, and expects to continue to experience, declining revenue per billable minute in all of its markets, including France and Germany, in part as a result of increasing worldwide competition within the telecommunications industry. Econophone also experiences customer attrition, or "churn," as a result of the highly competitive nature of its markets and expects current levels of churn to continue or increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations."

    Competition is strong for all of Econophone's services. Competition for U.S. calling card services is particularly intense. Larger service providers such as AT&T, MCI and Sprint have substantial brand recognition and market penetration for their calling cards, while a large number of smaller calling card providers compete fiercely based almost entirely on price. In addition, the Regional Bell Operating Companies ("RBOCs") are eligible, subject to FCC approval, to offer domestic long distance and international telecommunications services in their "in region" service areas, as well as outside of their service areas, and have applied for FCC approval for "in region" market entry. To date, the FCC has denied each of those applications. However, the FCC has been meeting with the RBOCs to explain FCC requirements. This may lead to one or more successful RBOC "in region" applications in the future. Recently, a lower court decision that is currently being appealed invalidated the FCC's statutory authority for prior approval of market entry by several RBOCs into certain "in region" long distance markets.

    Because all of Econophone's current and intended European markets (other than the United Kingdom) have only recently liberalized or still are in the process of liberalizing the provision of telephone services, customers in most of these markets are not accustomed to obtaining services from competitors to PTOs and may be reluctant to use new providers, such as Econophone. In particular, Econophone's target European customers, small- and medium-sized businesses and residential users with significant international calling needs, may be reluctant to entrust their telecommunications needs to new operators that are believed to be unproven. In addition, in continental Europe, certain of Econophone's competitors (including the PTOs) provide potential customers with a broader range of services than Econophone currently offers or can offer due to regulatory restrictions. PTOs also generally have certain competitive advantages over Econophone and other providers due to their control of local connectivity, their extensive ownership of facilities, their ability to delay or prevent equal access to lines and the reluctance of some regulators to adopt policies and grant regulatory approvals that will result in increased competition for the local PTO. For example, Deutsche Telekom recently proposed, subject to regulatory approval, a fee of approximately 50 Deutsche Marks ("DM") for any customer changing long distance service providers. In addition, in France, only seven carriers will be able to provide long distance service using a single digit prefix. Econophone does not expect to be one of these carriers. If the PTO in any jurisdiction uses its competitive advantages to their fullest extent, Econophone's operations in such jurisdiction would be adversely affected. Further, if European PTOs persist in substantial retail price reductions, it would have a material adverse effect on Econophone's ability to generate positive gross margins in Europe, which will have a material adverse effect on Econophone's ability to pay principal of and interest on the Notes.

    In addition, there are pending major consolidations in the telecommunications industry which could result in even more powerful competitors to Econophone in its major markets. For example, the creation of a new company with the international facilities of the AT&T Unisource partners could result in downward pressure on prices without a corresponding reduction in transmission costs. In addition, the recent merger between Bell Atlantic and NYNEX, the pending acquisition of MCI by WorldCom, Inc. and the proposed acquisition of Teleport Communications by AT&T may result in increased price competition for retail services, but reduced competition for wholesale services used by Econophone.

    Econophone also may experience competition in one or more of its markets from competitors utilizing new or alternative technologies and/or transmission methods, including cable television companies, wireless telephone companies, satellite owners and resellers, electric and other utilities, railways, microwave carriers and large end users that have private networks. In addition, existing telecommunications companies, including AT&T, are implementing plans to offer voice telecommunications services over the Internet at substantially reduced prices.

    Many of Econophone's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than Econophone, control transmission lines and have long-standing relationships with Econophone's target customers. If any of Econophone's competitors were to devote additional resources to the provision of international and/or domestic long distance voice telecommunication services to Econophone's target customer base, there could be a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. Many of Econophone's larger competitors have lower incremental transmission costs than Econophone due to, among other things, greater use of owned transmission capacity, more favorable interconnection rates and volume discounts on transmission. Furthermore, in certain European countries (including in France and Belgium), telecommunications companies that make substantial investments in network infrastructure will receive a substantial discount on interconnection rates. Econophone does not expect to qualify for such a discount. In addition, certain of Econophone's competitors offer customers an integrated full service telecommunications package consisting of local and long distance voice, data and Internet transmission. Econophone does not offer all of these types of service, and presently does not intend to do so, which could have a material adverse effect on Econophone's competitiveness and its ability to pay principal of and interest on the Notes.

    Each of the markets in which Econophone offers or intends to offer its services will present unique competitive factors. There can be no assurance that Econophone will be able to effectively compete in any given market and the success of Econophone's strategy in any one market is not necessarily indicative of its ability to succeed in any other market. See "Business--Competition."

DEPENDENCE ON THIRD PARTY SALES ORGANIZATIONS

    Econophone historically has sold substantially all, and intends to continue selling a substantial percentage of, its services through indirect channels of distribution, consisting of independent sales agents and resellers. For the year ended December 31, 1997, 52% of Econophone's revenues were attributable to independent sales agents and 20% were attributable to resellers. Although Econophone believes that it offers its independent sales agents and resellers sufficient incentives to market and sell its services, Econophone does not have direct control over such persons and there can be no assurance that they will perform in a satisfactory manner. Econophone has, in the past, experienced disputes with certain of its independent sales agents. In connection with its change in distribution strategy, in the United Kingdom, in late 1996, Econophone entered into a settlement agreement with Europhone International ("EI"), its former partner in its U.K. sales and marketing joint venture. Pursuant to the terms of the settlement, among other things, EI retained all of the rights in the customer list of the joint venture, which included approximately 21,700 names, and Econophone agreed not to solicit sales from such customers, subject to certain exceptions. For 1996, Econophone's joint venture with EI and sales of carrier services to EI contributed 32% of Econophone's consolidated revenues and 92% of its U.K. originated revenues. See "-- Dependence on Carrier Customers," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

    Econophone believes that its relationships with its current independent sales agents and resellers are good. However, there can be no assurance that Econophone will not in the future experience material disputes with any such person or that Econophone and/or any such person will not decide to terminate their business relationship. In addition, regulations pertaining to commercial agents introduced by the European Union have given sales agents far greater protection than before, resulting in the potential for increased termination payments in the event of a dispute. Such disputes or terminations could adversely affect the number of customers obtained and/or retained by Econophone, which could have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes.

DEPENDENCE ON CARRIER CUSTOMERS

    Revenues derived from carrier customers accounted for 20% of Econophone's revenues during 1997. Such revenues are produced by a limited number of carrier customers. Accordingly, the loss of revenue from one or more carrier customers could have a material adverse effect upon Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes.

    From June through November 1996, following the changing of its U.K. distribution strategy, Econophone provided carrier services to EI. This relationship was terminated as a result of disputes between Econophone and EI following payment delinquencies by EI. In connection with the termination, Econophone extended the payment period for receivables from EI and agreed not to solicit sales from former customers of Econophone's joint venture with EI, subject to certain exceptions. EI accounted for 12% of Econophone's revenues during the time it was a carrier customer and such carrier sales and revenues attributable to the U.K. sales and marketing joint venture between EI and Econophone accounted for 92% of U.K. and 32% of consolidated revenues for 1996. In the United States, Econophone's five largest carrier customers accounted in the aggregate for 13% of U.S. revenues and 8% of consolidated revenues in 1997. See "--Dependence on Third Party Sales Organizations" "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

    Carrier customers are extremely price sensitive, generate very low margin business and frequently choose to move their business based solely on small price changes. In addition, smaller carrier customers generally are perceived in the telecommunications industry as presenting a higher risk of payment delinquency or non-payment than other customers. While Econophone believes that its credit criteria enables it to reduce its exposure to the higher payment risks generally associated with carrier customers, no assurance can be given that such criteria will afford adequate protection against such risks.

RISKS ASSOCIATED WITH RAPIDLY CHANGING INDUSTRY; SIGNIFICANT PRICE DECLINES

    The international telecommunications industry is changing rapidly due to, among other things, regulatory liberalization, privatization of PTOs, the expansion of telecommunications infrastructure and the globalization of the world's economies. The telecommunications industry also is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increased satellite and fiber optic cable transmission capacity for services similar to those provided by Econophone, including utilization of the Internet for voice and data communications. See "--Competition."

    There can be no assurance that one or more of the foregoing factors will not vary unpredictably, which could have a material adverse effect on Econophone's business financial condition, results of operations and its ability to pay principal of and interest on the Notes. There also can be no assurance, even if such factors turn out as anticipated by Econophone, that Econophone will be able to implement its strategy or that its strategy will be successful in the rapidly evolving telecommunications market. In addition, there can be no assurance that Econophone will be able to compete effectively or adjust its contemplated plan of development to meet changing market conditions. Furthermore, Econophone is unable to predict which of the many possible future service offerings will be important to establish and maintain a competitive position or what expenditures will be required to develop and provide such services. Econophone's profitability will depend, in part, on its ability to anticipate and adapt to rapid technological changes occurring in the telecommunications industry and on its ability to offer, on a timely basis, services that satisfy evolving industry standards. The failure by Econophone to respond to new technologies on a timely basis, penetrate new markets in a timely manner in response to changing market conditions or customer requirements or achieve a significant degree of market acceptance of new or enhanced services could have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes.

    Prices for international long distance calls historically have been determined by international settlement rates. Because these rates historically have been negotiated between national telephone monopolies, they have been artificially high and have allowed carriers to enjoy artificially high gross margins on international calls. However, many observers believe that, given the negligible marginal cost to a facilities-based carrier of carrying an international call and given the emergence of competition in many countries, the international settlement rate system is in the process of collapsing. In addition, EC Directive 97\33\EC (the "Interconnection Directive"), which became effective January 1, 1998, requires EU operators with significant market power to have charges for call termination for cross border traffic that are cost-based and non-discriminatory, which will have an effect on settlement rates with countries and territories outside the EU and may also contribute to the collapse of the accounting rate system. For the foregoing reasons, price reductions have begun to be reflected in international rates, particularly the rates charged for calls between countries where competition exists. For example, Sprint has reduced its rates on certain calls between the United States and the United Kingdom to $.10 per minute. This represents a steep decline from rates charged for such calls as recently as several years ago and Econophone expects rates on international calls, particularly between the United States and the United Kingdom, to continue to decline significantly. Furthermore, the FCC has adopted rules designed to bring downward pressure on international telephone rates that would require U.S. international facilities-based carriers to pay lower settlement rates to their correspondent foreign carriers. Industry observers predict that telephone charges will be less affected by the distance a call is carried, particularly with the possible increased use of voice services over the Internet. As a consequence, Econophone would experience a substantial reduction in its gross margins on international calls, which, absent a substantial increase in billable minutes of traffic carried or charges for additional services, would have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. In addition, France Telecom and Deutsche Telekom have recently taken steps to substantially reduce retail prices, in excess of reductions in wholesale prices, in an effort to protect their market share and deter competitors, such as Econophone. See "--Competition."

RISKS ASSOCIATED WITH RAPID GROWTH

    Econophone has experienced rapid growth. Econophone's revenues were $3.5 million for 1993, increasing to $83.0 million for 1997.

    Econophone's strategy contemplates continued growth primarily through further expansion of its existing operations and the establishment of new operations. Econophone's ability to manage its anticipated future growth will depend on its ability to evaluate new markets, secure, retain and motivate independent sales agents and its internal sales forces, monitor operations, control costs, maintain effective quality controls, provide customer service, obtain satisfactory and cost-effective lease rights from, and interconnection with, competitors that own transmission lines (in many cases, intra-national transmission lines may be available only from the PTO), and significantly expand its internal management, technical, accounting and customer billing systems. Econophone's rapid growth has placed, and its planned future growth will continue to place, a significant and increasing strain on its financial, management and operational resources. There can be no assurance that Econophone's financial, management and operational systems and infrastructure will be adequate to maintain and effectively monitor future growth or that Econophone will be able to successfully attract, train and manage additional employees and/or independent sales agents. The failure to continue to upgrade Econophone's financial, management and operational control systems and infrastructure or the occurrence of unexpected expansion difficulties could have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. See "--Dependence on Effective Information Systems" and "--Dependence on Key Personnel; Integration of Management."

RISKS ASSOCIATED WITH IMPOSITION OF VAT

    Value added tax ("VAT") is a tax charged on goods and services that is designed to be borne by the ultimate end user of the goods or services. The rate of VAT varies among EU member states but typically is between 15% and 21% of the cost of the goods or services. Prior to January 1, 1997, pursuant to the Sixth VAT Directive adopted in 1977 (the "VAT Directive"), providers of telecommunications services in the EU were liable for VAT in the EU member state where the provider of the services was "established" or where the provider had a "fixed establishment" from where the services were provided. The provider charged VAT to its customers at the rate prevailing in the provider's state of establishment. Under VAT rules, most businesses are permitted to offset the VAT charged to them with the VAT that they charge to their customers. Residential customers and certain categories of businesses cannot offset VAT and, therefore, bear the cost of the tax. With respect to the provision of services by Econophone to EU customers, other than in the United Kingdom, where it had a fixed establishment, Econophone until recently had a competitive price advantage over its competitors, including the PTOs. Because services to these customers were provided by a company based in the United States, Econophone was not required to charge VAT to them.

    In March 1997, the Council of the European Union issued derogations to the VAT Directive (the "VAT Derogation") that, as of January 1, 1997, permitted individual EU member states to amend their laws so as to treat telecommunications services as being provided where the customer is located rather than where the telecommunications provider is established. In the case of sales by a telecommunications provider to residential customers, the VAT Derogation permits EU member states to require all providers to collect and remit VAT. With effect from between January 1, 1997 and July 1, 1997, EU member states adopted rules that subject all telecommunications services provided to residential customers in such states to VAT.

    There can be no assurance that, in order to remain competitive, Econophone will not need to reduce prices in the future in one or more EU markets in order to offset VAT that it is now required to charge. Any such reduction could have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes.

DEVALUATION AND CURRENCY RISKS

    A substantial portion of Econophone's revenues and expenses are denominated in non-U.S. currencies, consisting principally of the British pound, Belgian franc and French franc. Furthermore, Econophone's business strategy contemplates that, although an increasing portion of its revenues and expenses will be denominated in non-U.S. currencies, a disproportionate portion of Econophone's expenses, including interest and principal on the Notes and the 1997 Notes, will be denominated in dollars. Econophone from time to time uses foreign exchange contracts relating to its trade accounts receivables to hedge foreign currency exposure and to control risks relating to currency fluctuations. In addition, as part of its efforts to mitigate the exposure to changes in foreign exchange rates, to the extent practicable, Econophone varies the portion of its transmission purchased in U.S. dollars and other currencies. Because of the number of currencies involved, Econophone's constantly changing currency exposure and the fact that all foreign currencies do not fluctuate in the same manner against the dollar, Econophone cannot quantify the effect of exchange rate fluctuations on its future financial condition or results of operations. Since the first quarter of 1997, the U.S. dollar has appreciated relative to the principal European currencies in which Econophone bills its European customers. A sustained increase in the value of the U.S. dollar relative to such currencies would reduce Econophone's gross margins on European calls and could have a material adverse effect on Econophone's ability to pay principal of and interest on the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

REGULATORY RESTRICTIONS

    National and local laws and regulations governing the provision of telecommunications services differ significantly among the countries in which Econophone currently operates and intends to operate. The interpretation and enforcement of such laws and regulations varies and could limit Econophone's ability to provide certain telecommunications services in certain markets. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on Econophone, that domestic or international regulators or third parties will not raise material issues with regard to Econophone's compliance or noncompliance with applicable laws and regulations or that other regulatory activities will not have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. See "Business--Regulation."

    A substantial portion of Econophone's strategy is based upon the regulatory liberalization of certain EU markets that occurred on January 1, 1998. In anticipation of such liberalization, Econophone established operations and made capital expenditures in certain EU countries and intends to continue to do so. Although liberalization is a legal obligation required by EC directives, a substantial portion of the more detailed EU regulatory framework to apply in the new liberalized environment is not yet in place. In addition, certain EU member states have been granted a derogation from liberalizing their telecommunication markets. Ireland and Portugal have been granted a derogation until January 1, 2000. Spain has been granted a derogation entitling it to delay liberalization until November 30, 1998. Luxembourg and Greece have been granted a derogation entitling them to delay full liberalization until July 1, 1998 and January 1, 2001, respectively. There can be no assurance that each EU member state will proceed with the expected liberalization on schedule or to the extent required (although failure to do so would be a breach of EU law) or that the trend towards liberalization will not be stopped or reversed. Accordingly, Econophone faces the risk that it will establish operations and make capital expenditures in a given country in anticipation of regulatory liberalization which either does not subsequently occur or is delayed.

    The national governments of EU member states must pass legislation to liberalize the markets within their countries to give effect to EC directives. This applies not only to the liberalization requirements set out in EC directives that already have been adopted, but will also apply to requirements to be contained in those directives which still remain to be adopted by the Council of the European Communities. Econophone's provision of services in Europe may be materially adversely affected if any EU member state imposes greater restrictions on non-EU international services than on international services within the EU, although EU members have signed the World Trade Organization agreement which allows access to their markets by other signatories. In addition, some EU member states have inconsistently and, in some instances, unclearly implemented EC telecommunications directives, which could limit, constrain or otherwise adversely affect Econophone's ability to provide certain services. Furthermore, national governments may not necessarily pass legislation enacting an EC directive in the form required, if at all, or may pass such regulations only after a significant delay. In November 1997, the European Commission commenced proceedings against seven EU member states, including Belgium, for failure to implement certain EU telecommunications directives fully. Even if a national government enacts appropriate regulations within the time frame established by the European Union, there may be significant resistance to the implementation of such legislation from PTOs, regulators, trade unions and other sources. For example, in France, the telecommunications union has stated its objection to the current move towards liberalization. In Germany, competitors of Deutsche Telekom have had to resort to court proceedings to attempt to obtain unbundled access to the local loop and the interconnection prices set by the relevant ministry have been challenged. These and other potential obstacles to liberalization could have a material adverse effect on Econophone's operations by preventing Econophone from expanding its operations as currently intended, as well as a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes.

    In the United States, Econophone's authority to engage in the resale of international private lines to provide international telephone service is pursuant to an authorization (the "Section 214 Private Line Authorization") granted under Section 214 of the 1934 Act. Certain rules of the FCC prohibit Econophone from (i) transmitting calls routed over leased lines between New York and London onward over a leased line to continental Europe (other than to a country which the FCC deems to be "equivalent," which currently is only Sweden) or (ii) transmitting calls from continental European countries (other than those deemed to be equivalent) over leased lines to London and then onward over a leased line between London and New York. FCC restrictions thus may materially limit the optimal and most profitable use of Econophone's leased lines between New York and London and result in increased transmission costs on certain calls, which Econophone may not be able to pass on to its customers.

    In the United States, the FCC and relevant state public service commissions ("PSCs") have the authority to regulate interstate and intrastate telephone rates, respectively, ownership of transmission facilities and the terms and conditions under which certain of Econophone's services are provided. Federal and state regulations and regulatory trends have had, and in the future are likely to have, both positive and negative effects on Econophone and its ability to compete. The recent trend in both Federal and state regulation of telecommunications service providers has been in the direction of reduced regulation. In general, neither the FCC nor the relevant state PSCs currently regulate Econophone's domestic long distance rates or profit levels, although either or both may do so in the future. There can be no assurance that changes in current or future Federal or state regulations or future judicial changes would not have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. See "Business--Regulation."

    In order to provide their services, inter-exchange carriers, including Econophone, must generally purchase "access" from local exchange carriers ("LECs") to originate calls from and terminate calls in the local exchange telephone networks. In the United States, access charges generally are regulated by the FCC and the relevant state PSCs. Under the terms of the AT&T Divestiture Decree, a court order entered in 1982 (the "AT&T Divestiture Decree"), the RBOCs were required to price the "local transport" portion of such access charges on an "equal price per unit of traffic" basis. The FCC has adopted, subject to reconsideration, a change in the access charge structure, which reduces per minute access charges, but applies additional per line charges for business users. This change in access charge structure may disproportionately disadvantage smaller carriers such as Econophone. Under alternative access charge rate structures proposed to the FCC, LECs would be permitted to allow volume discounts in the pricing of access charges. If these rate structures are adopted, access charges for AT&T and other large inter-exchange carriers would decrease and access charges for small inter-exchange carriers would increase. While the outcome of these proceedings is uncertain, should the FCC adopt permanent access charge rules along the lines of the proposed structures, Econophone would be at a cost disadvantage with regard to access charges in comparison to AT&T and other large inter-exchange carrier competitors.

    Beginning January 1, 1998, Econophone, as well as its U.S. competitors, became obligated to make FCC-mandated contributions to universal service funds. These funds subsidize the provision of telecommunications services in high cost areas and to low-income customers, as well as the provision of telecommunications and certain other services to eligible schools, libraries and rural health care providers. The contributions are billed monthly and are assessed based on intrastate, interstate and international "end-user" gross telecommunications revenues. However, revenues from international calls that both originate and terminate in foreign points are excluded from assessment. On December 16, 1997, the FCC approved the following contribution factors for carriers' first quarter 1998 contributions: (i) 3.19% for the high cost and low income funds (interstate and international revenues); and (ii) 0.72% for the schools, libraries and rural health care funds (intrastate, interstate and international revenues). Econophone currently is evaluating which categories of its revenues are subject to assessment and, as a result, has not filed a universal service fund worksheet. Because the contribution factors are likely to vary quarterly, the annualized impact on Econophone cannot be estimated at this time.

    Additionally, effective January 1, 1998, Econophone is required to pay to LECs specified presubscribed inter-exchange carrier charges ("PICCs") in order to compensate such LECs for their investment in the telephone lines Econophone uses to access its customers. The costs of these charges vary in amount depending upon the type of presubscribed lines that are serviced by Econophone and the individual LEC's revenue requirements. While Econophone currently intends to pass through the costs of both the PICC and its universal service fund contributions to its customers, there can be no assurance that Econophone will be able to fully pass on such costs or that doing so will not result in a loss of customers. In addition, the FCC orders implementing the universal service contribution obligation and the PICC are both subject to petitions seeking reconsideration by the FCC and to certain appeals. Until such petitions or appeals are decided, there can be no assurance as to how the orders will be implemented or enforced or what effect the orders generally will have on competition within the telecommunications industry or specifically on the competitive position of Econophone.

    The FCC requires long distance carriers to pay access charges to payphone providers for calls made from payphones to toll free numbers administered by long distance carriers. The FCC had required the immediate payment of such access charges by long distance carriers with toll revenues of $100 million or more per annum. The FCC had also required, after October 7, 1997, all long distance carriers, irrespective of their annual toll revenues, to pay to each payphone operator $0.35 for each access or toll free call made from the operator's payphones unless the payphone operator and the long distance carrier agree upon a different rate of compensation. The FCC payphone order was reversed by an appellate court and remanded to the FCC by the court for further consideration. The FCC subsequently adopted a rate of $0.284 per call in lieu of the $0.35 rate, effective October 7, 1997, and issued further clarifications of its initial order. This decision is also before an appellate court and some aspects of its implementation remain unclear. Econophone's card-based services in the United States are accessed by customers through a toll free number, often from payphones. Econophone has marketed its services at a discount to prices charged by larger carriers which recently have begun charging this $0.284 access charge. Econophone recently began charging the $0.284 access charge. There can be no assurance that, over time, Econophone will be able to fully pass the cost of this charge on to its customers or that doing so will not result in a loss of customers. Furthermore, larger carriers are likely to be able to negotiate lower payphone access charges than Econophone, which could result in such carriers offering lower pricing on card-based services in the United States accessed from payphones than that offered by Econophone.

    If Econophone is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated access or transmission methods due to its inability to receive or retain formal or informal approvals for such services or access or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes would be materially and adversely affected. See "Business--Regulation."

NEED FOR LOCAL CONNECTIVITY

    To originate and terminate calls, Econophone requires "local connectivity," which is connection to the PSTN. Local connectivity can be obtained through third parties or through interconnection agreements negotiated directly with PTOs. Interconnection agreements may provide for more favorable carrier rates based on volume and other benefits such as the ability to offer customers abbreviated dialing. In Europe, although Econophone has been successful to date in obtaining local connectivity in each of its existing network cities, there can be no assurance that Econophone will be able to maintain local connectivity, obtain additional local connectivity in such cities to the extent necessary or desirable or obtain local connectivity in additional cities, in each case either on acceptable terms or at all. Furthermore, where local connectivity is obtained through third parties, there can be no assurance that Econophone will be able to enter into interconnection agreements with PTOs on acceptable terms.

    Econophone obtains its local connectivity in the United Kingdom from British Telecom, the PTO in the United Kingdom and a principal competitor of Econophone in the United Kingdom. In continental Europe, Econophone obtains its local connectivity from PTOs which are, and are expected to continue to be, among Econophone's primary competitors in continental Europe. In the United States, Econophone obtains local connectivity from LECs, which also are competitors of Econophone. Furthermore, in the United States, access and termination costs charged by LECs to long distance providers constitute a significant portion of the total cost of domestic long distance calls. There can be no assurance that any of the foregoing competitors will make local connectivity available to Econophone at commercially reasonable rates or on a timely basis.

    The availability and rates of local connectivity are, and will continue to be, determined on a country-by-country basis. The failure to obtain local connectivity on commercially acceptable terms could have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes.

DEPENDENCE ON LEASED LINES

    Econophone does not own most of the telecommunications transmission lines that it uses. The telephone calls made by Econophone's customers are and will continue to be connected, at least in part, through transmission lines that Econophone leases. Many of the lessors of such lines are competitors of Econophone. In many countries, the only provider of transmission facilities is the PTO. Accordingly, there may be only one source of intra-national transmission lines in these countries and Econophone may be required to lease transmission capacity at artificially high rates from a provider that occupies a monopoly or near monopoly position on the portion of a call transmitted in that provider's country. In several European countries, including France and Germany, this currently is the case. Such rates may be too high to allow Econophone to generate gross profit. In addition, PTOs will not necessarily be required by law to allow Econophone to lease transmission lines. Even where applicable law requires PTOs to lease transmission lines to other carriers, delays are nevertheless being encountered with respect to the commencement of operations and extensive delays are occurring with respect to the negotiation of leases and interconnection agreements. In addition, disputes are occurring with respect to pricing terms and billing.

    Econophone leases capacity for point-to-point circuits on a monthly or longer-term fixed cost basis. Econophone is vulnerable to changes in its lease arrangements, such as price increases and service cancellations. The negotiation of lease agreements involves estimates regarding future supply and demand for transmission capacity as well as estimates of the calling patterns and traffic levels of Econophone's existing and future customers. Econophone's profitability depends, in part, on its ability to obtain and utilize leased capacity on a cost-effective basis. Depending upon the rate, Econophone could suffer competitive disadvantages if it entered into leases with inappropriate durations or leases based on per-minute charges for high volume routes (or leases with fixed monthly rates for low volume routes), or if it failed to meet any minimum volume requirements thereunder. Econophone also is vulnerable to service interruptions and poor transmission quality from leased lines. The deterioration or termination of Econophone's relationships with one or more of its carrier vendors could have a material adverse effect upon Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

    To complete its billing, Econophone must record and process large amounts of data quickly and accurately. Econophone's public financial reporting requirements also require it to process large amounts of information. While Econophone believes its management information systems currently are adequate, substantial investment will continue to be required to satisfy anticipated billing and public financial reporting needs. Econophone believes that the successful implementation and integration of enhanced and new information systems will be important to its continued growth and its ability to bill customers, monitor costs and other financial data and achieve operating efficiencies, but there can be no assurance that Econophone will not encounter delays or cost-overruns or suffer adverse consequences in implementing such systems. In addition, as Econophone's information systems suppliers revise and upgrade their hardware, software and equipment technology, there can be no assurance that Econophone will not encounter difficulties in integrating such new technology into its business or that the new systems will be appropriate for Econophone's business. If Econophone's information systems prove to be inadequate, it could have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interst on the Notes. See "Business--Information Technology."

DEPENDENCE ON KEY PERSONNEL; INTEGRATION OF MANAGEMENT

    The success of Econophone is dependent, in large part, upon its key management. The loss of services of any of the members of Econophone's senior management team, particularly Alfred West, the Chief Executive Officer and Chairman of the Board of Directors of Econophone and Alan L. Levy, the President and Chief Operating Officer and a Director of Econophone, could have a material adverse effect on Econophone, its ability to successfully implement its business plan (including, without limitation, the continued roll-out of its network infrastructure, its sales and marketing initiatives and the continued expansion of its back-office capabilities) and its ability to pay principal of and interest on the Notes. Messrs. West and Levy are parties to employment agreements with Econophone, expiring on December 31, 1999 and July 31, 1999, respectively. Other than Messrs. West and Levy, Econophone has not entered into employment agreements with members of management, although it intends to do so with certain new senior employees. See "Management--Executive Compensation--Employment Agreements and Arrangements." Econophone maintains "key man" life insurance policies on Mr. West that provide for payment of $10.0 million to Econophone in the event of the death or long-term disability of Mr. West.

    Pursuant to the NTFC Agreement, Econophone may not cease to employ Mr. West (other than by reason of his death or disability) or suffer to exist any material competition by Mr. West with the business now or hereafter conducted by Econophone. Failure to comply with the foregoing requirement would constitute a default under the NTFC Agreement, which, if not cured, could require the prepayment of all amounts outstanding thereunder. See "Description of Certain Indebtedness--NTFC Vendor Financing."

    Econophone has significantly increased the size of its management team since the second half of 1997. Econophone's management team has limited experience in working together and any delays in the integration of new members of Econophone's management team could result in delays in the implementation of Econophone's strategy.

    Econophone's success also will depend on its ability to attract, retain and motivate additional qualified management, marketing, technical and sales executives and other personnel who are in high demand and are often subject to competing employment opportunities, including qualified independent sales agents. In addition, the labor market for software engineers has been extremely competitive recently and Econophone may lose key employees or be forced to increase their compensation as a result. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. There can be no assurance that Econophone will be successful in attracting, retaining and motivating such personnel. Although members of management participate in Econophone's incentive plan, other than Mr. Levy and Mr. Alward, their options do not provide the right to acquire a significant portion of the equity of Econophone. See "Management-- Executive Compensation--1996 Flexible Incentive Plan."

INTEGRATION OF VOICENET AND OTHER ACQUISITIONS

    Although Econophone and VoiceNet have had an extensive business relationship since VoiceNet's inception, VoiceNet will need to be integrated with Econophone's existing operations. In particular, Econophone must maintain and develop the numerous distributor relationships that have been critical to VoiceNet's operations to date. The integration of VoiceNet also will entail, among other things, the integration of management and other personnel and of accounting and other record-keeping systems. Econophone has had limited experience with the integration of acquired businesses and there can be no assurance that it will be able to successfully integrate VoiceNet's operations. Other acquisitions, if any, would pose even greater integration challenges.

DEPENDENCE ON EQUIPMENT SUPPLIER

    Econophone purchases a significant portion of its switching equipment from Northern Telecom. There can be no assurance that Econophone will be able to acquire the switches that it will require as it continues to expand its network from Northern Telecom or from another manufacturer of compatible equipment. Any inability of Econophone to acquire such switches on a timely basis or at a similar price, or any failure by Econophone to successfully integrate such switches into its network, could result in delays, operational problems or increased expenses, which could have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. See "Business--Network Infrastructure."

CONTROL BY PRINCIPAL STOCKHOLDERS

    Alfred West, the Chief Executive Officer of Econophone and Chairman of its Board of Directors, Steven West, the brother of Alfred West and a member of the Board of Directors of Econophone, and Gary Bondi, a member of the Board of Directors of Econophone, beneficially own, in the aggregate, approximately 85.5% of the outstanding shares of Common Stock (assuming conversion of the Series A Preferred Stock, but not giving effect to the issuance or exercise of any warrants or options issued by Econophone). To the extent such stockholders exercise their voting rights in concert, such stockholders will have the ability to control the election of all members of Econophone's Board of Directors, the outcome of all matters submitted to a vote of the holders of Common Stock and generally will be able to direct the affairs of Econophone. In addition, the affirmative vote of such stockholders will be required to effect a change of control of Econophone. The exercise of these powers may present conflicts of interest between these individuals and the holders of the Notes. See "Principal Stockholders."

POTENTIAL INABILITY TO REPAY NOTES AND OTHER INDEBTEDNESS UPON A CHANGE OF
  CONTROL

    The Indenture and the 1997 Indenture provide that, upon the occurrence of a Change of Control thereunder, Econophone must make an offer to purchase all of the Notes and 1997 Notes issued and then outstanding at a purchase price equal to 101% of the then Accreted Value or principal amount thereof plus accrued interest (if any) thereon to the payment date. Under the NTFC Agreement, a change of control

(as such term is used in such agreement) occurring without the prior written consent of NTFC would constitute a default thereunder, which would permit NTFC to accelerate repayment of all amounts outstanding under the NTFC Agreement. In addition, pursuant to the Certificate of Incorporation of Econophone, a change of control (as such term is used therein) would permit holders of the Series A Preferred, at their option, to require Econophone to redeem all shares of Series A Preferred held by them. If an event were to occur that would constitute a "change of control" pursuant to the NTFC Agreement, the Certificate of Incorporation and/or the 1997 Indenture, prior to, or simultaneously with any payment to the holders of the Notes in connection with a repurchase offer resulting from a Change of Control pursuant to the Indenture, NTFC would be entitled to receive payment of all outstanding obligations under the NTFC Agreement and the holders of the Series A Preferred Stock and the 1997 Notes would be entitled to redemption of such securities. If a Change of Control were to occur, there can be no assurance that Econophone would be able to satisfy its obligations under the NTFC Agreement, the Certificate of Incorporation, the 1997 Notes and the Notes. Such a failure would constitute an Event of Default under the 1997 Indenture and the Indenture and the NTFC Agreement. See "Certain Transactions--Investment by Princes Gate" and "Description of Certain Indebtedness--NTFC Vendor Financing."

ORIGINAL ISSUE DISCOUNT CONSEQUENCES

    The Exchange Notes will be treated as a continuation of the Original Notes for federal income tax purposes. The Original Notes were treated as having been issued at a discount for U.S. federal income tax purposes. A holder of a Note will be required to include in such holder's income for federal income tax purposes original issue discount with respect to the Note as it accrues although no cash payments of interest on the Notes are scheduled to be made until 2003. See "Certain Federal Income Tax Considerations--Original Issue Discount." Prospective investors should consult their tax advisors about the application of federal income tax law, as well as any applicable state, local or foreign tax laws. This Prospectus contains no information regarding taxation other than under certain laws of the United States.

    If a bankruptcy case is commenced by or against Econophone under the United States Bankruptcy Code, the claim of a holder of Notes may be limited to an amount equal to the sum of the issue price as determined by the bankruptcy court and that portion of the original issue discount which is deemed to accrue from the issue date to the date of any such bankruptcy filing.

    In addition, the Notes constitute "applicable high yield discount obligations" ("AHYDOs") for federal income tax purposes. As a result, Econophone will not be permitted to deduct original issue discount in respect of the Notes until amounts corresponding to such discount are paid in cash. See "Certain Federal Income Tax Considerations--United States Holders; Applicable High Yield Discount Obligations."

CONSEQUENCES OF FAILURE TO EXCHANGE

    The issuance of the Exchange Notes in exchange for the Original Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of such Original Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Original Notes for exchange.

    Original Notes that are not validly tendered will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to provide for the registration under the Securities Act of such Original Notes. In addition, any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent that Original Notes are tendered in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected. Each broker or dealer that receives Exchange Notes for its own account in exchange for Original Notes where such Exchange Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

LACK OF PUBLIC MARKET

    The Exchange Notes are a new issue of securities for which there is currently no active trading market. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. Morgan Stanley has advised the Company that it currently intends to make a market in the Exchange Notes; however, it is not obligated to do so and any market making activity may be discontinued at any time without notice. Therefore, there can be no assurance that an active trading market for the Exchange Notes will develop or as to the liquidity of or the trading market for the Exchange Notes. If a trading market does not develop, Holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market could cease to continue at any time. If a trading market develops for the Exchange Notes, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition, performance of and prospects for the Company.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

    The Original Notes were initially issued and sold by Econophone on February 18, 1998 (the "Closing Date") to Morgan Stanley, the Placement Agent thereof, pursuant to a Placement Agreement, dated February 12, 1998 (the "Placement Agreement"). The Placement Agent subsequently resold the Original Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to non-U.S. persons pursuant to Regulation S under the Securities Act. Pursuant to the Placement Agreement, Econophone and the Placement Agent entered into a Notes Registration Rights Agreement on February 18, 1998 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Econophone agreed to use its best efforts to consummate the Exchange Offer on or prior to August 18, 1998. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and the description of the terms of the Registration Rights Agreement is qualified in its entirety by reference thereto. The Registration Statement of which this Prospectus is a part is intended to satisfy Econophone's obligations with respect to the registration of Original Notes in accordance with the terms of the Registration Rights Agreement and the Indenture.

    Following the consummation of the Exchange Offer, holders of Original Notes not validly tendered in the Exchange Offer and holders of Exchange Notes will not have any further registration rights (other than certain registration rights granted to Morgan Stanley, as hereinafter indicated). In addition, holders of Original Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for Original Notes could be adversely affected. See "Risk Factors--Consequences of Failure to Exchange."

TERMS OF THE EXCHANGE OFFER

    Econophone intends the following terms to provide for the conduct of the Exchange Offer in accordance with the provisions of the Registration Rights Agreement, the Indenture, the applicable requirements of the Securities Act and the rules and regulations of the Commission thereunder. Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, Econophone will accept any and all Original Notes validly
tendered and not withdrawn prior to 5:00 p.m., New York City time on         ,
1998 or such later time and date to which the Exchange Offer is extended by Econophone in its sole discretion, which time and date, as indicated herein or as extended, is referred to herein as the "Expiration Date". Econophone will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Original Notes accepted in the Exchange Offer. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer.

    The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the Exchange Notes will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) the Exchange Notes will not be subject to any covenant regarding registration under the Securities Act, including any such rights under the Registration Rights Agreement or the Indenture, which rights, in any event, will terminate with respect to the Original Notes upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Original Notes, such that both the Exchange Notes and the Original Notes will be treated as a single class of debt securities under the Indenture.

    Holders of Original Notes that are accepted for exchange will not receive accrued interest thereon at the time of the consummation of the Exchange Offer. The Accreted Value of the Exchange Notes initially will be equal to the Accreted Value of the Original Notes at the time of the the consummation of the Exchange Offer. Cash interest on the Exchange Notes will not accrue prior to February 15, 2003. Commencing August 15, 2003, cash interest on the Exchange Notes will be payable on February 15 and August 15 of each year at a rate of 11.0% per annum.

    As of the date of this Prospectus, $300.0 million in aggregate principal amount of Original Notes was outstanding. There will be no fixed record date for determining holders of the Original Notes entitled to participate in the Exchange Offer.

    Econophone shall be deemed to have accepted validly tendered Original Notes when, as and if Econophone has given oral or written notice thereof (oral notice being promptly confirmed in writing) to The Bank of New York, as Exchange Agent. The Exchange Agent will act as agent for the tendering holders of the Original Notes for the purposes of receiving the Exchange Notes from Econophone.

    Holders of Notes who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Original Notes pursuant to the Exchange Offer. Econophone will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

EXTENSION; AMENDMENTS

    In order to extend the Exchange Offer, Econophone will notify the Exchange Agent of any extension by oral or written notice (oral notice being promptly confirmed in writing) and will make public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    Econophone reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) to extend the Expiration Date, (iii) if any of the conditions set forth below under "--Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer, or (iv) to amend the terms of the Exchange Offer in any manner, by giving oral or written notice (oral notice being promptly confirmed in writing) of such delay, extension, termination or amendment to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by Econophone to constitute a material change, Econophone will promptly disclose such amendments by means of a prospectus supplement that will be distributed to DTC and Econophone will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

    Without limiting the manner in which Econophone may choose to make a public announcement of any delay, extension, termination or amendment of the Exchange Offer, Econophone shall not have an obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

PROCEDURES FOR TENDERING BOOK-ENTRY INTERESTS

    The Original Notes (which for purposes of the Exchange Offer include Book-Entry Interests and Original Notes in registered form ("Definitive Registered Notes"), if any) were issued as global securities without interest coupons (each, a "Global Note"). Concurrently with the issuance thereof, the Global Notes were deposited with The Bank of New York, as Book-Entry Depositary (the "Book-Entry Depositary"), which issued a certificateless depositary interest (each, a "Depositary Interest") in each Global Note representing a 100% interest therein to DTC. Book-Entry Interests, which are beneficial interests in the Global Notes held by direct or indirect participants in DTC through the Depositary Interests, are shown on, and transfers thereof are effected only through, records maintained in book-entry form by DTC (with respect to its participants) and its participants.

    Each Holder (which for purposes of the Exchange Offer, includes any participant in DTC whose name appears on a security position listing as a holder of Book-Entry Interests) of Original Notes held in the form of Book-Entry Interests who wishes to tender such Book-Entry Interests for exchange pursuant to the Exchange Offer must transmit to the Exchange Agent on or prior to the Expiration Date either (i) a properly completed and duly executed Letter of Transmittal or a facsimile thereof, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the cover page of the Letter of Transmittal or (ii) a computer-generated message (an "Agent's Message"), transmitted by means of DTC's Automated Tender Offer Program ("ATOP") system and received by the Exchange Agent and forming a part of a book-entry transfer (a "Book-Entry Confirmation"), in which such Holder acknowledges and agrees to be bound by the terms of the Letter of Transmittal. In addition, in order to deliver Original Notes held in the form of Book-Entry Interests, (i) a timely Book-Entry Confirmation of book-entry transfer of such Original Notes into the Exchange Agent's account at DTC pursuant to the procedure for book-entry transfers described below under "--Book-Entry Transfer" must be received by the Exchange Agent prior to the Expiration Date or (ii) the Holder must comply with the guaranteed delivery procedures described below.

    The valid tender of an Original Note by a Holder that is not withdrawn prior to the Expiration Date will constitute an agreement between such Holder and Econophone in accordance with the terms and subject to the conditions set forth hereunder and in the Letter of Transmittal.

    DELIVERY OF BOOK-ENTRY INTERESTS MUST BE EFFECTED BY BOOK-ENTRY TRANSFER AS DESCRIBED UNDER "--BOOK-ENTRY TRANSFER." THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL SHOULD BE SENT TO ECONOPHONE.

PROCEDURES FOR TENDERING DEFINITIVE REGISTERED NOTES

    Only registered holders of Definitive Registered Notes may tender such Original Notes in the Exchange Offer. Each Holder of Definitive Registered Notes who wishes to tender such Definitive Registered Notes for exchange pursuant to the Exchange Offer must transmit to the Exchange Agent on or prior to the Expiration Date a properly completed and duly executed Letter of Transmittal or a facsimile thereof, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth below under "--Exchange Agent." In addition, in order to deliver Definitive Registered Notes
(i) the certificates representing such Definitive Registered Notes must be received by the Exchange Agent prior to the Expiration Date or (ii) the Holder must comply with the guaranteed delivery procedures described below.

    The valid tender by a Holder (not withdrawn prior to Expiration Date) will constitute an agreement between such Holder and Econophone in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    THE METHOD OF DELIVERY OF THE DEFINITIVE REGISTERED NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR CERTIFICATES FOR DEFINITIVE REGISTERED NOTES SHOULD BE SENT TO ECONOPHONE. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTION FOR SUCH HOLDERS.

PROCEDURES APPLICABLE TO ALL HOLDERS

    Any beneficial owner of Book-Entry Interests whose name does not appear on a security position listing of DTC as a holder of such Book-Entry Interests and any beneficial owner of Definitive Registered Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Book-Entry Interests or Definitive Registered Notes in the Exchange Offer should contact such person in whose name such Book-Entry Interests or Definitive Registered Notes are registered promptly and instruct such Holder to tender on such beneficial owner's behalf.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Original Notes surrendered for exchange pursuant to the Letter of Transmittal or to which the notice of withdrawal pertains are tendered (i) by a Holder of the Original Notes who has not completed the box entitled "Special Issuance Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions").

    If the Letter of Transmittal or notice of withdrawal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by Econophone, proper evidence satisfactory to Econophone of its authority to so act must be submitted.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by Econophone in its sole discretion, which determination will be final and binding. Econophone reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes Econophone's acceptance of which would, in the opinion of counsel for Econophone, be unlawful. Econophone also reserves the right to waive any defects, irregularities or conditions of tender as to particular Original Notes. Econophone's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of the Original Notes must be cured within such time as Econophone shall determine. Although Econophone intends to notify holders of defects or irregularities with respect to tenders of the Original Notes, none of Econophone, the Exchange Agent or any other person shall incur any liability for failure to give such notification. Tenders of the Original Notes will not be deemed to have been made until any and all such defects or irregularities have been cured or waived.

    While Econophone has no present plan to acquire any Original Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Original Notes that are not tendered in the Exchange Offer, Econophone reserves the right in its sole discretion to purchase or make offers for any Original Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "--Conditions of the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

    By transmitting an Agent's Message or executing a Letter of Transmittal, each Holder will represent to Econophone and agree that, among other things, (i) the Exchange Notes or interests therein to be acquired by such Holder and any beneficial owners thereof (the "Beneficial Owner(s)") in the Exchange Offer are being acquired by such Holder and any Beneficial Owner(s) in the ordinary course of business of the Holder and any such Beneficial Owner(s), (ii) the Holder and each Beneficial Owner are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iii) the Holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes and any interest therein acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters (see "--Resales of the Exchange Notes"), (iv) the Holder and each Beneficial Owner understands that a secondary resale transaction described in clause (iii) above and any resales of the Exchange Notes and any interest therein obtained by such Holder in exchange for the Original Notes originally acquired by such Holder directly from Econophone should be covered by an effective registration statement containing the selling security holder information required by Items 507 and 508, as applicable, of Regulation S-K of the Commission and (v) neither the Holder nor any Beneficial Owner(s) is an "affiliate," as defined in Rule 405 promulgated under the Securities Act, of Econophone. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes must represent that the Original Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of Exchange Notes received in exchange for Original Notes where Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Econophone has indicated its intention to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 180 days after the last Exchange Date. See "Plan of Distribution."

ACCEPTANCE OF ORIGINAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, Econophone will accept, promptly after the Expiration Date, all Original Notes properly tendered and will issue the Exchange Notes promptly after acceptance of the Original Notes. See "--Conditions of the Exchange Offer." For purposes of the Exchange Offer, Econophone shall be deemed to have accepted properly tendered Original Notes for exchange when, as and if Econophone has given oral or written notice thereof (oral notice being promptly confirmed in writing) to the Exchange Agent.

RETURN OF ORIGINAL NOTES

    If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Notes are withdrawn or are submitted for a greater principal amount than the Holders thereof desire to exchange, then such unaccepted, withdrawn or non-exchanged Original Notes will be returned without expense to the tendering Holder thereof. Under such circumstances, Book-Entry Interests in Original Notes will be credited to an account maintained with DTC as promptly as practicable.

BOOK-ENTRY TRANSFER

    The Exchange Agent will establish an account with respect to the Book-Entry Interests at DTC for purposes of the Exchange Offer promptly after the date of this Prospectus. All deliveries of Book-Entry Interests must be made by book-entry transfer to the account maintained by the Exchange Agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of Book-Entry Interests by causing DTC to transfer such Book-Entry Interests into the Exchange Agent's account in accordance with DTC's ATOP procedures for transfer. Holders of Book-Entry Interests who are unable to deliver a Book-Entry Confirmation of the tender of their Book-Entry Interests into the Exchange Agent's account at DTC or all other documents required by the Letter of Transmittal to the Exchange

Agent on or prior to the Expiration Date, must tender their Book-Entry Interests according to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

    If a Holder of Original Notes desires to tender such Original Notes and time will not permit such Holder's required documents to reach the Exchange Agent, or the procedure for book-entry transfer cannot be completed or the certificates relating to Definitive Registered Notes cannot be delivered, in each case, on or prior to the Expiration Date, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution (a) either a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or a properly transmitted Agent's Message and (b) a Notice of Guaranteed Delivery, substantially in the form provided by Econophone (by facsimile transmission, mail or hand delivery), setting forth the name and address of such Holder of Original Notes and the amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that within five business days after the date of execution of the Notice of Guaranteed Delivery, a Book-Entry Confirmation or the certificates relating to the Definitive Registered Notes and all other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) a Book-Entry Confirmation or the certificates relating to the Definitive Registered Notes and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL OF TENDERS

    A tender of Original Notes may be withdrawn any time prior to the Expiration Date.

    For a withdrawal to be effective, (i) a written notice must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" or
(ii) the appropriate procedures of DTC's ATOP system must be complied with. Any such notice of withdrawal with respect to Book-Entry Interests must (i) specify the name of the person having tendered the Original Notes to be withdrawn and identify the Original Notes to be withdrawn (including the principal amount of such Original Notes) and (ii) specify the name and number of the account at DTC to be credited with the withdrawn Original Notes and otherwise comply with the procedures of DTC. Any such notice of withdrawal with respect to Definitive Registered Notes must (x) specify the name of the person having tendered the Definitive Registered Notes to be withdrawn and (y) identify the Definitive Registered Notes to be withdrawn (including the certificate number and principal amount of Original Notes). Any such written withdrawal must be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by Econophone, in its sole discretion and whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above at any time on or prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

    Notwithstanding any other term of the Exchange Offer, Econophone shall not be required to accept for exchange, or exchange Exchange Notes for, any Original Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Original Notes:

        (a) if, in the sole judgment of Econophone, the Exchange Offer would violate any law, statute, rule or regulation or an interpretation thereof of the Commission staff; or

        (b) with respect to all Book-Entry Interests tendered, if on the Expiration Date, the Book-Entry Depositary does not present the Global Notes to The Bank of New York, as Trustee.

    If Econophone determines in its sole discretion that any of the conditions are not satisfied, Econophone may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the Expiration Date, subject, however, to the rights of Holders to withdraw such Original Notes (see "--Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all validly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, Econophone will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders and Econophone will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

EXCHANGE AGENT

    The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests of or Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

    BY REGISTERED OR CERTIFIED MAIL, BY OVERNIGHT COURIER OR BY HAND:

                              The Bank of New York
                             Reorganization Section
                        101 Barclay Street, Floor 7 East
                            New York, New York 10286
                              Attention:
                                       or
                                 BY FACSIMILE:
                              The Bank of New York
                              Attention:
                        Facsimile Number: (212) 815-6339

    In addition, Letters of Transmittal and any other required documentation should be sent to the Exchange Agent at the address set forth above, except where facsimile transmission is specifically authorized (E.G., withdrawals and Notices of Guaranteed Delivery). DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by Econophone. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by officers and regular employees of Econophone and its affiliates.

    Econophone has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. Econophone, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse its reasonable out-of-pocket expenses in connection therewith.

    Econophone will pay all transfer taxes, if any, applicable to the exchange of the Original Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Original Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Original Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, such Original Notes may be resold only (i) to Econophone or any subsidiary thereof, (ii) so long as the Original Notes are eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act, purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A, (iii) outside the United States to non-U.S. persons in an offshore transaction in compliance with Rule 904 under the Securities Act, (iv) pursuant to an exemption from registration in accordance with Rule 144 (if available), (v) to an institutional "accredited investor" that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the registration of transfer of the Original Notes and, if such transfer is in respect of a principal amount of Original Notes at the time of transfer of less than $250,000, an opinion of counsel acceptable to Econophone that such transfer is in compliance with the Securities Act, and (vi) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States and subject to certain requirements of the Trustee being met. The liquidity of the Original Notes could be adversely affected by the Exchange Offer. See "Risk Factors--Consequences of Failure to Exchange." Following the consummation of the Exchange Offer, holders of the Original Notes will have no further registration rights under the Registration Rights Agreement (other than certain registration rights granted to Morgan Stanley).

RESALES OF THE EXCHANGE NOTES

    Based on an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, Econophone believes that the Exchange Notes or interests therein issued pursuant to the Exchange Offer in exchange for Original Notes or interests therein may be offered for resale, resold and otherwise transferred by a Holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from Econophone to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of Econophone within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act, PROVIDED that the Holder is acquiring the Exchange Notes in the ordinary course of its business and not participating, and had no arrangement or understanding with any person to participate, in the distribution of Exchange Notes. Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes must represent that the Original Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time or time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Econophone has indicated its intention to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 180 days after the last Exchange Date. See "Plan of Distribution."

                                USE OF PROCEEDS

    The Exchange Offer is being effected to satisfy Econophone's obligations under the Original Notes, the Indenture and the Registration Rights Agreement. Econophone will not receive any cash proceeds from the Exchange Offer. In consideration of issuing the Exchange Notes in the Exchange Offer, Econophone will receive an equal principal amount of Original Notes. Original Notes that are properly tendered in the Exchange Offer and not validly withdrawn will be accepted, canceled and retired and cannot be reissued.

    The net proceeds to Econophone from the sale of the Notes was approximately $169.1 million. The net proceeds of the Offering will be used primarily for the purchase of telecommunications equipment and IRUs. Net proceeds from the Offering not immediately required for the foregoing purposes are invested in short term, interest-bearing, investment grade securities, subject to restrictions in the Indenture.

                                 CAPITALIZATION

    The following table sets forth the cash and capitalization of Econophone (i) at December 31, 1997 and (ii) on a pro forma as adjusted basis giving effect to the Offering and the acquisition of VoiceNet (not including any payment for the sellers' earn-out). This information should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                                          AT DECEMBER 31, 1997
                                                                                      ----------------------------
                                                                                                        PRO FORMA
                                                                                          ACTUAL       AS ADJUSTED
                                                                                      ---------------  -----------
                                                                                             (IN THOUSANDS)
Cash, cash equivalents and restricted cash..........................................    $   126,629     $ 274,961
                                                                                      ---------------  -----------
                                                                                      ---------------  -----------
Current portion of long-term debt and capital lease obligations(1)..................          2,300         2,300
Long-term debt and capital lease obligations:
  Capital leases....................................................................            279           279
  1997 Notes(2).....................................................................        149,680       149,680
  Notes offered hereby..............................................................             --       175,785
  Other long-term debt(1)...........................................................          5,657         5,657
                                                                                      ---------------  -----------
      Total long-term debt and capital lease obligations............................        155,616       331,401
Redeemable convertible preferred stock..............................................         14,328        14,328
Stockholders' equity (deficit):
  Common Stock-voting, $.0001 par value, 29,250,000 shares authorized, 20,000,000
    shares issued and outstanding(3)................................................              2             2
  Non-voting common stock, $.0001 par value, 500,000 shares authorized, no shares
    issued and outstanding..........................................................             --            --
  Additional paid-in capital(4).....................................................          6,082         6,082
  Cumulative translation adjustment.................................................           (104)         (104)
  Accumulated deficit...............................................................        (39,706)      (39,706)
                                                                                      ---------------  -----------
      Total stockholders' equity (deficit)..........................................        (33,726)      (33,726)
                                                                                      ---------------  -----------
          Total capitalization......................................................    $   138,518     $ 314,303
                                                                                      ---------------  -----------
                                                                                      ---------------  -----------

------------------------------

(1) Through December 31, 2002, other long-term debt of Econophone matures as follows:

Year of Maturity                                                                         Amount
--------------------------------------------------------------------------------------  ---------
1998..................................................................................  $2,144,000
1999..................................................................................  1,689,000
2000..................................................................................  1,689,000
2001..................................................................................  1,500,000
2002..................................................................................    779,000

(2) The annual interest to be paid on the 1997 Notes is $20,925,000.

(3) Based on the number of shares outstanding on December 31, 1997. Does not include (i) 2,901,445 shares of Common Stock issuable upon the exercise of options to employees granted pursuant to the 1996 Flexible Incentive Plan (the "Incentive Plan") at a weighted average exercise price of $2.74, (ii) 3,420,701 shares of Common Stock issuable upon conversion of the Series A Preferred Stock at December 31, 1997 or (iii) 1,265,885 shares of Common Stock issuable upon exercise of the Warrants issued in connection with the 1997 Unit Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Management--Executive Compensaiton--1996 Flexible Incentive Plan" and "Certain Transactions--Investment by Princes Gate."

(4) Includes $5.6 million attributable to the Warrants, which represents the portion of the issue price for the Units attributable to the fair value of the Warrants. Such amount has been recognized as a discount on the 1997 Notes and will be amortized over the term of the 1997 Notes. Each Warrant may be exercised for 8.167 shares of Common Stock at an exercise price of $.01 per share. The Warrants are exercisable for 1,265,885 shares of Common Stock, in the aggregate. The fair value of the shares issuable upon exercise of the Warrants was determined to be $4.43 per share based on an agreement between Econophone and the Placement Agent in connection with the 1997 Unit Offering. Among the factors considered in making such determination were the history of the prospects for the industry in which Econophone competes, an assessment of Econophone's management, the present operations of Econophone, the historical results of operations of Econophone and the trend of its revenues and earnings, the prospects for future earnings of Econophone, the general condition of the securities markets at the time of the 1997 Unit Offering and the prices of similar securities of generally comparable companies. The Warrants expire on June 30, 2007.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data (except for Other Data, Regional Data and 1993 financial data) for the years presented below was derived from the audited consolidated financial statements of Econophone. The audited consolidated financial statements of Econophone as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, together with the notes thereto and the related report of Arthur Andersen LLP, independent public accountants, are included elsewhere in this Prospectus. The selected consolidated financial data for the year ended December 31, 1993 is derived from unaudited financial statements of Econophone, which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of Econophone for such periods. The information contained below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of Econophone and the notes related thereto included elsewhere in this Prospectus.

                                                                                      YEARS ENDED DECEMBER 31,
                                                                       -------------------------------------------------------
                                                                         1993(1)      1994       1995       1996       1997
                                                                       -----------  ---------  ---------  ---------  ---------
                                                                        (IN THOUSANDS, EXCEPT REVENUE PER MINUTE AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues.............................................................   $   3,528   $   8,523  $  27,490  $  45,103  $  83,003
Cost of services.....................................................       2,761       5,540     19,735     35,369     63,707
Selling, general and administrative expense..........................         497       2,013      7,087     16,834     37,898
Depreciation and amortization........................................          51         168        389      1,049      3,615
                                                                       -----------  ---------  ---------  ---------  ---------
Income (loss) from operations........................................         219         802        279     (8,149)   (22,217)
Interest income......................................................           6           6         19         84      3,689
Interest expense.....................................................         (25)       (109)      (167)      (380)   (11,437)(2)
Other income (expense)...............................................           6         100        (10)       133       (163)
Provision (benefit) for taxes........................................          --          73         --         --         --
                                                                       -----------  ---------  ---------  ---------  ---------
Net income (loss)....................................................   $     206   $     726  $     121  $  (8,312) $ (30,128)
                                                                       -----------  ---------  ---------  ---------  ---------
                                                                       -----------  ---------  ---------  ---------  ---------

OTHER DATA:
Capital expenditures(3)..............................................   $     605   $     906  $   1,677  $   4,670  $  19,021
EBITDA(4)............................................................         276       1,070        658     (6,967)   (18,765)
Dividends and distributions declared.................................          --          --        499        508        879
Net cash provided by (used in) operating activities..................        (190)        474      2,037     (6,006)   (12,219)
Revenue per minute...................................................                     .70        .57        .43        .25
Minutes..............................................................                  12,196     47,859    104,566    330,144
Ratio of earnings to fixed charges(5)................................        8.6x        7.2x       1.5x         --         --
Deficiency of earnings available to cover fixed charges(5)...........          --          --         --  $  (8,312) $ (30,128)(6)

REGIONAL DATA:
Revenues
  United States......................................................               $   2,728  $   8,292  $  18,185  $  48,899
  United Kingdom.....................................................                   3,143     14,173     15,477     18,363
  Continental Europe.................................................                   2,652      5,025     11,441     15,741
Minutes
  United States......................................................                   5,707     23,411     68,247    244,095
  United Kingdom.....................................................                   4,532     20,592     27,968     68,810
  Continental Europe.................................................                   1,957      3,856      8,351     17,239

                                                                                                         AT DECEMBER 31, 1997
                                                                        AT DECEMBER 31,                -------------------------
                                                           ------------------------------------------               PRO FORMA
                                                             1993       1994       1995       1996      ACTUAL    AS ADJUSTED(7)
                                                           ---------  ---------  ---------  ---------  ---------  --------------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................  $     120  $      86  $     106  $   6,272     67,202       215,534
Current assets...........................................        852      2,588      7,616     14,729     96,329(8)      244,628(8)
Restricted cash..........................................     --         --         --         --         59,427(8)       59,427(8)
Total assets.............................................      1,541      4,034     10,508     22,755    178,005       352,975
Current portion of borrowings............................        510        480        558      3,020      2,300         2,300
Long-term borrowings, less current portion...............         39        639        719      2,263    155,616       331,401
Redeemable convertible preferred stock...................     --         --         --         13,358     14,328        14,328
Total stockholders' equity (deficit).....................        708      1,088        710     (8,124)   (33,726)      (33,726)

------------------------

(1) Regional revenue data and minute data for 1993 is not available.

(2) On a pro forma as adjusted basis, assuming the Offering closed on January 1, 1997, annual interest expense on the Notes for 1997 would have been $19.9 million.

(3) Capital expenditures include assets acquired through capital lease financing and other debt.

(4) EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization expense. Econophone has included information concerning EBITDA herein because such information is commonly used in the telecommunications industry as one measure of an issuer's operating performance and historical ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, is not necessarily comparable to similarly titled measures of other companies, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles.

(5) Earnings available to cover fixed charges consist of earnings (losses) before income taxes. Fixed charges consist of interest on debt, the interest component of rent expense (deemed to be one-third of the total) and dividends accrued on preferred stock.

(6) On an as adjusted basis, assuming that the Offering had been consummated on January 1, 1997, the deficiency of earnings available to cover fixed charges for the year ended December 31, 1997 would have been $50.9 million.

(7) The pro forma as adjusted balance sheet data gives effect to (i) the Offering and (ii) the consummation of the acquisition of VoiceNet, as if such events had occurred on December 31, 1997.

(8) Econophone used $57.4 million of the net proceeds from the 1997 Unit Offering to purchase the Pledged Securities. Proceeds from the Pledged Securities will be used by Econophone to make the first six scheduled interest payments on the 1997 Notes. Included in restricted cash is $10.5 million, included in current assets.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH ECONOPHONE'S FINANCIAL STATEMENTS, THE NOTES THERETO AND THE OTHER FINANCIAL DATA INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF IMPORTANT FACTORS, INCLUDING, BUT NOT LIMITED TO, CONTINUED DEVELOPMENT OF ECONOPHONE'S BUSINESS, ACTIONS OF REGULATORY AUTHORITIES AND COMPETITORS, PRICE DECLINES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS, SEE "RISK FACTORS."

OVERVIEW

    REVENUES; PRICE DECLINES

    Econophone derives its revenues from the provision of long distance telecommunications services in certain major western European and U.S. markets. In the United States and the United Kingdom, Econophone provides principally international and domestic long distance, calling card, prepaid and carrier services. In continental Europe, Econophone provides principally international long distance, calling card and prepaid services. Econophone's services utilize various access methods, including "1xxx," "1+," local dial-up, national toll free and international toll free access. See "Business--Services" and "Business--Network Infrastructure--Access Methods."

    Econophone's revenues are derived from minutes of telecommunications traffic carried. The following table shows the total revenue and billable minutes of use attributable to Econophone's U.S., U.K. and continental European operations for the years ended December 31, 1995, 1996 and 1997. Over time, Econophone expects its European markets to contribute an increasingly larger percentage of its revenues.

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1995       1996        1997
                                                              ---------  ---------  ----------

                                                                       (IN THOUSANDS)
REVENUE
United States...............................................  $   8,292  $  18,185  $   48,899
United Kingdom..............................................     14,173     15,477      18,363
Continental Europe..........................................      5,025     11,441      15,741

BILLABLE MINUTES OF USE
United States...............................................     23,411     68,247     244,095
United Kingdom..............................................     20,592     27,968      68,810
Continental Europe..........................................      3,856      8,351      17,239

    Econophone generally prices its services at a discount to the primary carrier (or carriers) in each of its markets. Econophone has experienced and expects to continue to experience declining revenue per minute in all of its markets as a result of increased competition worldwide, although, due to technological innovation and substantial available transmission capacity, transmission costs in the telecommunications industry historically have declined at a more rapid rate than prices. There can be no assurance that this cost trend will continue. Industry observers predict that, early in the next decade, telephone charges will no longer be based on the distance a call is carried. As a consequence, Econophone would experience a substantial reduction in its margins on international calls which, absent a significant increase in billable minutes of traffic carried or charges for additional services, would have a material adverse effect on Econophone's business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. See "Risk Factors--Risks Associated with Rapidly Changing Industry; Significant Price Declines" and "Business--Industry Overview."

    For prepaid cards, Econophone's revenues are reported net of selling discounts and commissions and upon usage rather than sale.

    Econophone's U.K. revenues were limited in 1996 due to a restructuring of Econophone's U.K. sales and marketing arrangements resulting from a change in its distribution strategy. In September 1994, Econophone entered into a sales and marketing joint venture with EI in the United Kingdom. EI engaged in sales and marketing, while Econophone provided network support, billing and transmission services. Revenues attributable to sales by the joint venture were included in Econophone's consolidated revenues and customers of the joint venture were included as customers of Econophone. After deducting transmission expenses and direct selling expenses incurred by EI, Econophone was entitled to 50% of the net profits on sales by EI. In connection with Econophone's change in U.K. distribution strategy, Econophone's joint marketing arrangement with EI was modified on June 1, 1996, at which time EI effectively became a carrier customer. This arrangement subsequently was terminated during December 1996. Econophone's services (excluding carrier services) now are sold in the United Kingdom primarily through Telco Global Communications ("Telco"), a majority-owned subsidiary of Econophone. Telco began marketing efforts during the first quarter of 1997. During 1997, Econophone's U.K. revenues were $18.4 million, $10.6 million of which was generated by Telco. See "Business--Sales and Marketing."

    Until recently, Econophone was not required to charge VAT to its customers based in the European Union, other than in the United Kingdom, where it was required to charge VAT. This resulted in a competitive price advantage for Econophone over competitors, including the PTOs, who were required to charge VAT to such customers. There can be no assurance that, in order to remain competitive, Econophone will not need to reduce prices in the future in one or more EU markets in order to offset VAT that it is now required to charge. See "Risk Factors--Risks Associated With Imposition of VAT."

    In continental Europe, France Telecom and Deutsche Telekom have recently taken steps to substantially reduce prices in an effort to protect their market share and deter competitors, such as Econophone. France Telecom has obtained approval to reduce retail prices on domestic and international long distance services by an average of 9% during each of 1997 and 1998 and 4.5% during each of 1999 and 2000. Deutsche Telekom will reduce retail prices on domestic and international long distance service by up to 40% beginning March 1, 1998. Neither France Telecom nor Deutsche Telekom have reduced or proposed reducing wholesale prices to the same extent as retail prices. Price reductions by France Telecom and Deutsche Telekom, may over time, create substantial pressure on Econophone's gross margins in France and Germany. See "Risk Factors--Competition."

    COST OF SERVICES

    Econophone's cost of services is composed of the costs associated with acquiring switched transmission and leased line capacity. Switched transmission capacity is acquired on a per-minute basis (with volume discounts) and is, therefore, a variable cost. Virtually all calls carried by Econophone must be originated or terminated over another carrier's facilities. Termination and origination charges on calls generally are paid by Econophone, although in continental Europe origination charges on calls utilizing local dial-up access are paid by Econophone's customers and do not constitute costs of Econophone. Leased transmission capacity is acquired on a fixed cost basis, generally involving monthly payments regardless of usage levels. Accordingly, once certain volume levels are reached, leased line capacity is more cost effective than switched transmission capacity. As Econophone's minutes of traffic carried have grown, Econophone has obtained better pricing on switched transmission capacity. The marginal cost of services also has decreased, independent of volume discounts, due to greater usage of owned transmission capacity, technological innovation and substantial available third-party transmission capacity.

    The cost of calls transmitted between Econophone's London and New York switches consist of IRU costs. IRU costs are included in depreciation and amortization, involve only fixed costs and no per minute charges and are, therefore, a more cost-effective means of transmitting traffic once certain volume levels are reached. Econophone has, over time, reduced the average costs of transmitting the London to New York portion of its calls by increasing its customer traffic. Econophone recently completed the purchase of five half-circuits on PTAT-1 and one on Cantat-3, which were previously leased. Econophone also recently purchased IRUs on the AC-1 transatlantic cable, which are expected to become operational during the second quarter of 1998. See "Business--Network Infrastructure--Transmission Capacity."

    As Econophone expands its customer base, it will require additional transmission capacity. Its actual infrastructure requirements will depend upon the capacity of the switches, nodes and points of presence installed by Econophone and the extent to which it utilizes compression technology to transmit calls. Based on current and anticipated availability of switching and compression equipment and owned and leased transmission capacity, Econophone believes that it will be able to meet its capacity requirements for the foreseeable future, although there can be no assurance that this will be the case.

    The FCC adopted, effective October 7, 1997, a $0.284 access charge for each call made using toll free access from a payphone in the United States. The FCC's decision is before an appellate court. Econophone recently began to charge the $0.284 access charge to its customers. If this charge is upheld, there can be no assurance that Econophone will over time be able to fully pass this cost on to its U.S. calling card and prepaid card customers or that doing so will not result in a loss of customers. Furthermore, larger carriers are likely to be able to negotiate lower payphone access charges than Econophone, which could result in lower pricing on card-based services in the United States accessed from payphones than that offered by Econophone. Had such access charge been in effect during all of 1997, the aggregate payphone access charge paid by Econophone would have been approximately $3.3 million.

    Beginning January 1, 1998, Econophone, as well as its U.S. competitors, became obligated to make FCC-mandated contributions to universal service funds. These funds subsidize the provision of telecommunications services in high cost areas and to low-income customers, as well as the provisions of telecommunications and certain other services to eligible schools, libraries and rural health care providers. The contributions are billed monthly and are assessed based on intrastate, interstate and international "end-user" gross telecommunications revenues. However, revenues from international calls that both originate and terminate in foreign points are excluded from assessment. On December 16, 1997, the FCC approved the following contribution factors for carriers' first quarter 1998 contributions: (i) 3.19% for the high cost and low income funds (interstate and international revenues); and (ii) 0.72% for the schools, libraries and rural health care funds (intrastate, interstate and international revenues). Econophone currently is evaluating which categories of its revenues are subject to assessment and, as a result, has not filed a universal service fund worksheet. Because the contribution factors are likely to vary quarterly, the annualized impact on Econophone cannot be estimated at this time.

    Additionally, effective January 1, 1998, Econophone is required to pay to LECs specified PICCs in order to compensate such LECs for their investment in the telephone lines Econophone uses to access its customers. The costs of these charges vary in amount depending upon the type of presubscribed lines that are serviced by Econophone and the individual LEC's revenue requirements. While Econophone currently intends to pass through the costs of both the PICC and its universal service fund contributions to its customers, there can be no assurance that Econophone will be able to fully pass on such costs or that doing so will not result in a loss of customers. In addition, the FCC orders implementing the universal service contribution obligation and the PICC are both subject to petitions seeking reconsideration by the FCC and to certain appeals. Until such petitions or appeals are decided, there can be no assurance as to how the orders will be implemented or enforced or what effect the orders generally will have on competition within the telecommunications industry or specifically on the competitive position of Econophone. See "Risk Factors -- Regulatory Restrictions."

    SELLING EXPENSES

    Econophone has historically sold its services primarily through independent sales channels in both Europe and the United States. Selling expenses have, therefore, primarily consisted of commissions paid to agents and resellers. To a lesser extent, Econophone also has incurred selling expenses arising out of advertising and promotion costs and sales by Econophone employees and expenses related to its customer service department.

    For the year ended December 31, 1997, commissions earned by VoiceNet accounted for $5.7 million, or 43%, of selling expenses. Commissions were based on calling card usage by VoiceNet customers and consisted of two components: (i) commissions received by VoiceNet that it retained; and (ii) commissions received by VoiceNet that it subsequently paid to its independent sales agents. As of the date of consummation of the acquisition of VoiceNet, that portion of commissions paid to and retained by VoiceNet has been eliminated. For the year ended December 31, 1997, $2.3 million of the commissions paid to VoiceNet were retained by VoiceNet.

    In the fourth quarter of 1996, Econophone began to establish its internal sales forces in Hamburg, London and Paris, and, in the first quarter of 1997, Econophone began to establish its internal sales force in Brussels. Beginning in the fourth quarter of 1996, Econophone also hired senior sales personnel in continental Europe. The establishment and expansion by Econophone of its internal sales forces and the hiring of senior sales personnel has and will continue to increase significantly its selling expenses due to costs associated with operating and staffing sales offices. Econophone expects these costs to decline as a percentage of its continental European revenues over time. Econophone will continue to utilize indirect channels of distribution in its European network cities, although these channels will be managed by its internal sales forces. See "Business--Sales and Marketing."

    Deutsche Telekom recently proposed, subject to regulatory approval, a fee of approximately DM50 for a customer to change long distance service providers. If Econophone were required to bear this cost in order to remain competitive, its selling expenses in Germany would be increased. See "Risk Factors-- Competition."

    GENERAL AND ADMINISTRATIVE EXPENSES

    Since the fourth quarter of 1996, Econophone has significantly increased the size of its management team and established new sales offices in London, Paris, Berlin, Brussels, Hamburg, Marseilles and Zurich, all of which resulted in an increase in general and administrative expenses. Since the fourth quarter of 1996, general and administrative expenses have primarily consisted of expanding Econophone's customer service, billing, financial reporting and other management information systems and network management systems and organizational expenses related to entering additional markets. Such expenses have been and will continue to be incurred in advance of anticipated related revenues and are expected to decline as a percentage of revenues over time. Econophone intends to establish sales offices in additional network cities, which will further increase general and administrative expenses.

    INTEREST EXPENSE

    Prior to July 1, 1997, interest expense principally consisted of interest payable in connection with equipment financing loans and short-term indebtedness. The 1997 Notes were issued on July 1, 1997 and currently constitute most of Econophone's interest expense. Annual interest expense on the 1997 Notes is $20.9 million. Econophone used $57.4 million of the net proceeds from the 1997 Unit Offering to purchase the Pledged Securities. Proceeds from the Pledged Securities will be used by Econphone to make the first six scheduled interest payments on the 1997 Notes. Thereafter, interest on the 1997 Notes will be paid out of other cash sources. Interest expense will increase substantially as a result of the Offering.

    FOREIGN CURRENCY EXPOSURE

    Econophone is exposed to fluctuations in foreign currencies relative to the U.S. dollar because Econophone bills in local currency, while transmission costs are largely incurred in U.S. dollars. For the years ended 1995, 1996 and 1997, approximately 60%, 40% and 40%, respectively, of Econophone's revenues were billed in currencies other than the U.S. dollar, consisting primarily of British pounds, Belgian francs and French francs. The effect of these fluctuations on Econophone's margins for the year ended December 31, 1997 was a reduction of $2.7 million or 3% of gross margin. As Econophone expands its operations, a higher percentage of revenues is expected to be billed in currencies other than the U.S. dollar. Econophone from time to time uses foreign exchange contracts relating to its receivables to hedge foreign currency exposure and to control risks relating to currency fluctuations. Econophone does not use derivative financial instruments for speculative purposes and, at December 31, 1997, Econophone had $0.3 million in open foreign currency hedging positions. As Econophone's operations in Europe expand, it intends to utilize hedging contracts to control risks relating to currency fluctuations. As part of its efforts to mitigate exposure to changes in foreign exchange rates, to the extent practicable, Econophone also varies the portion of its transmission capacity purchased in U.S. dollars and other currencies. Since the first quarter of 1997, the U.S. dollar has appreciated relative to the principal European currencies in which Econophone bills its European customers. A sustained increase in the value of the U.S. dollar relative to such currencies would reduce Econophone's gross margins on European calls and could have a material adverse effect on Econophone's ability to pay principal of and interest on the Notes. See "Risk Factors-- Devaluation and Currency Risks."

    THE VOICENET ACQUISITION

    On February 12, 1998, Econophone acquired VoiceNet, a major reseller of Econophone's calling card products. The initial purchase price for VoiceNet was $21.0 million. which was paid out of cash on hand. The sellers of VoiceNet also are entitled to receive an earn-out based upon the revenue growth of the VoiceNet business for a period of up to one year following the closing of the acquisition if certain performance criteria are met. See "Risk Factors--Integration of VoiceNet."

    VoiceNet provides travellers and other callers with calling card services, which are advertised primarily in in-flight magazines. Econophone has provided substantially all of VoiceNet's transmission, billing and customer service functions since April 1996. The acquisition of VoiceNet by Econophone ensures the continuity of Econophone's sales to VoiceNet, provides Econophone with an established U.S. calling card business and enables Econophone to cross-market its other services to VoiceNet's customer base, which during December 1997 consisted of approximately 110,000 calling card holders. The acquisition of VoiceNet also will reduce Econophone's selling expenses in respect of services provided to VoiceNet customers. See "--Selling Expenses."

    The acquisition of VoiceNet will be accounted for under the purchase method of accounting. Goodwill is recorded to the extent the purchase price exceeds the fair value of the net assets purchased. Based on Econophone's preliminary analysis, approximately $1.0 million of the initial purchase price will reflect the underlying value of the assets acquired and $20.0 million will reflect goodwill. Goodwill will be amortized over 15 years.

    ACQUISITION OF TELCO MINORITY INTEREST

    In the United Kingdom, most of Econophone's sales are made through Telco, its majority owned subsidiary that was established during the fourth quarter of 1996, although sales to carriers continue to be made directly by Econophone through its wholly-owned subsidiary, ATL. On January 29, 1998, Econophone received notice from Goldvalley Limited ("Goldvalley"), the minority partner in Telco, that pursuant to existing arrangements between Econophone and Goldvalley, Goldvalley has elected to exercise an option to cause Econophone to acquire Goldvalley's interest in Telco. The parties recently commenced negotiations with respect to the terms of such acquisition, including the form and amount of the consideration. There can be no assurance whether such acquisition ultimately will be consummated, and if consummated, whether it will be on terms favorable to Econophone.

    NEW ACCOUNTING PRONOUNCEMENTS

    During 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 128, "Earnings Per Share." This statement established standards for computing and presenting earnings per share ("EPS"), replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of Basic EPS and Diluted EPS on the face of the statement of operations. Under this new standard, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution. Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently-required fully diluted EPS. Econophone has adopted the provisions of SFAS No. 128 as of December 31, 1997.

    In June 1997, Statement of Financial Accounting Standards (SFAS) No. 130--"Reporting Comprehensive Income" and SFAS No. 131--"Disclosures about Segments of an Enterprise and Related Information" were issued and are effective for periods beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting comprehensive income and its components. SFAS No. 131 establishes standards for reporting financial and descriptive information regarding an enterprise's operating segments. These standards increase disclosure only and will have no impact on the Company's financial position or results of operations.

RESULTS OF OPERATIONS

    The following table presents certain data concerning Econophone's results of operations for the years ended December 31, 1995, 1996 and 1997.

                                                                                  YEARS ENDED DECEMBER 31,
                                                                               -------------------------------
                                                                                 1995       1996       1997
                                                                               ---------  ---------  ---------

                                                                                       (IN THOUSANDS)
Revenues.....................................................................  $  27,490  $  45,103  $  83,003
Cost of services.............................................................     19,735     35,369     63,707
Selling expenses.............................................................      3,934      7,821     13,357
General and administrative expenses..........................................      3,153      9,013     24,541
Depreciation and amortization................................................        389      1,049      3,615
Net income (loss)............................................................        121     (8,312)   (30,128)

    1997 COMPARED TO 1996

    REVENUES.  Total revenues for 1997 increased by 84% to $83.0 million on
330.1 million billable minutes of use from $45.1 million on 104.6 million billable minutes of use for 1996. Billable minutes of use increased by 216% for 1997 from 1996. Growth in revenues during 1997 primarily was attributable to additional minutes of use, particularly in the United States, offset in part by a substantial decline in prices, as a result of increased competition. This competition was a primary factor for the average revenue per minute decrease from $.43 during 1996 to $.25 during 1997. An additional factor in the decrease in revenues per minute was a larger portion of national, as opposed to international, minutes of use. The increase in revenues was primarily attributable to sales by VoiceNet of $23.6 million for 1997, compared to $1.9 million for 1996.

    In the United Kingdom, revenues increased to $18.4 million from $15.5 million, primarily due to sales by Telco which increased to $10.6 million in 1997 from $1.3 million in 1996. Increases in U.K. revenue were partially offset by the termination of Econophone's business relationship with EI, which accounted for $14.2 million in revenues in 1996. During the fourth quarter of 1996, Econophone began marketing efforts in the U.K. through Telco, its majority owned subsidiary. During 1997, U.K. revenues consisted principally of $10.6 million from international and domestic long distance and prepaid card services attributable to Telco, as well as $7.2 million from carrier services sold through American Telemedia Limited ("ATL"), a wholly-owned subsidiary of Econophone. Average U.K. revenue per minute decreased from $.55 per minute during 1996 to $.27 per minute during 1997. This reduction was due principally to sales of a larger percentage of domestic long distance minutes, which are sold at lower rates than international minutes, and to increased price competition.

    In continental Europe, revenues increased by 38% to $15.7 million from $11.4 million. This increase was attributable to an increase in prepaid card services, primarily in France and Germany. Average continental European revenue per minute decreased from $1.37 per minute during 1996 to $.91 per minute during 1997. This decrease was due to lower rates in France and Germany.

    In the United States, revenues grew by 169% to $48.9 million from $18.2 million. This increase was due principally to calling card revenues attributable to sales by VoiceNet, which were $23.6 million during 1997, compared to $1.9 million during 1996. VoiceNet began reselling Econophone's calling card services to end users during the second quarter of 1996. The remainder of the increase resulted from increases in sales of carrier services, and, to a lesser extent, international and domestic long distance and prepaid card services. Average U.S. revenue per minute decreased to $.20 per minute during 1997 from $.27 per minute during 1996. This reduction was due principally to sales of a larger percentage of domestic long distance minutes, which are sold at lower rates than international minutes, and to increased price competition.

    During 1997, Econophone experienced an average customer turnover or "churn" rate of approximately 5% relating to U.S., U.K. and continental European "1+", "1xxx" and calling card services. To date, Econophone's revenues and margins have not been materially impacted by its "churn" rate. Econophone's "churn" rate with respect to any given period consists of the average number of customers that ceased using Econophone's services during any month during the period divided by the average monthly number of customers for the period. Customers that have ceased using Econophone's services during any given month are those customers who used Econophone's services during the prior month but not during any subsequent month during the applicable period.

    COST OF SERVICES. Cost of services increased to $63.7 million for 1997 from $35.4 million for 1996. As a percentage of revenues, cost of services decreased slightly to approximately 77% for 1997 from approximately 78% for 1996. Average cost per minute for 1997 decreased to $.19 from $.34 for 1996. This was a result of increased use of owned and leased line transmission capacity acquired by Econophone during the period, as well as obtaining better prices on switched transmission capacity because of the growth of Econophone's minutes of traffic and more available capacity.

    SELLING EXPENSES. Selling expenses increased to $13.4 million for 1997 from $7.8 million for 1996, and, as a percentage of revenues, were 16% for 1997 and 17% for 1996. The increase in selling expenses primarily consisted of commissions paid to resellers (principally VoiceNet) and independent agents, expenses associated with Econophone's sales offices in London, Brussels, Hamburg and Paris and expenses attributable to Econophone's customer service department, which has been substantially enlarged since June of 1996. For 1996, selling expenses primarily consisted of expenses related to EI and commissions paid to independent sales agents.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $24.5 million for 1997 from $9.0 million for 1996, and, as a percentage of revenues, increased to 30% for 1997 from 20% for 1996. The increase in general and administrative expenses was primarily attributable to an increase in payroll costs related to additional management and staff in the areas of finance, network management and information systems at Econophone's Manhattan, New York, Brooklyn, New York and College Station, Texas facilities, as well as the London, Brussels, Hamburg and Paris offices.

    In connection with the termination of Econophone's joint venture with EI during June 1996, EI granted Econophone the right to compete with EI in the United Kingdom in exchange for forgiveness of a net receivable due to Econophone of $2.0 million. The forgiveness of the receivable has been reclassified as an expense of the joint venture and has been charged to operations. Econophone previously had capitalized the U.K. territorial rights granted to it by EI on its consolidated balance sheet and was amortizing the rights over a 15 year life. Econophone subsequently decided to write off this asset, resulting in an additional $1.9 million charge in 1996.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $3.6 million for 1997 from $1.0 million for 1996. This increase was substantially due to the depreciation associated with upgrades in Econophone's switch in New York and installation of multiplexing equipment in New York and London, as well as amortization of costs associated with the 1997 Unit Offering.

    BAD DEBT EXPENSE. Econophone had bad debt expense of $3.9 million for 1997, compared to bad debt expense of $2.0 million for 1996, which was due to the $2.0 million charge relating to EI during 1996.

    INTEREST EXPENSE. Econophone had $11.4 million of interest expense during 1997, as compared to interest expense of $0.4 million during 1996. Interest expense has increased substantially as a result of the 1997 Unit Offering, with $10.5 million of 1997 expense attributable to the 1997 Unit Offering. Interest expense will increase substantially as a result of the Offering.

    NET LOSS. Econophone had a net loss of $30.1 million during 1997, compared to a net loss of $8.3 million during 1996. The increase is primarily due to costs associated with increasing the internal infrastructure, building the network, marketing, commissions paid to resellers and interest expense related to the 1997 Notes. Net loss is expected to increase substantially over the near term, primarily due to interest expense incurred on the Notes and the 1997 Notes.

    1996 COMPARED TO 1995

    REVENUES.  Total revenues for 1996 increased by 64% to $45.1 million on
104.6 million billable minutes of use from $27.5 million on 47.9 million billable minutes of use for 1995. Growth in revenues during 1996 was generated primarily from an increase in minutes of traffic in existing markets, offset in part by declining prices. At December 31, 1996, Econophone had approximately 24,700 customer accounts, compared to approximately 26,400 customer accounts at December 31, 1995. The reduction in the number of customer accounts was attributable to the termination of Econophone's relationship with EI discussed below.

    In the United Kingdom, revenues grew 9% to $15.5 million. Econophone's U.K. revenues were limited in 1996 due to a restructuring of Econophone's U.K. sales and marketing arrangements resulting from a change in its distribution strategy. For the first five months of 1996, U.K. revenues increased substantially over the corresponding period in 1995. On June 1, 1996, Econophone effectively terminated its joint venture with EI, pursuant to which EI had the exclusive right to sell Econophone's services in the United Kingdom. In exchange for Econophone being granted the right to compete in the United Kingdom, Econophone forgave a net receivable of $2.0 million and agreed to sell transmission to EI at lower rates than transmission was sold to the joint venture, thereby substantially reducing revenues from U.K. sales during the second half of 1996 as compared to the corresponding period in 1995. Econophone ceased providing transmission services to EI during November 1996 due to payment delinquencies by EI and terminated its relationship with EI during December 1996. In connection with the termination, EI agreed to pay Econophone $2.2 million on an agreed upon payment schedule, substantially all of which has been paid. In addition, Econophone agreed not to solicit sales from customers of the joint venture, subject to certain permitted exceptions. See "Risk Factors--Dependence on Carrier Customers," and "Business-- Sales and Marketing."

    During 1996, average U.K. revenue per minute was $.55, down from $.69 in 1995. This reduction was attributable to price decreases resulting from increased price competition, as well as the modification of Econophone's relationship with EI on June 1, 1996, which included a reduction in prices charged to EI as compared to the prices charged to Econophone's joint venture with EI.

    In continental Europe, revenues increased by 128% to $11.4 million. This increase was attributable primarily to growth in prepaid card services of $7.2 million due to full year sales and increased marketing and, to a lesser extent, growth in calling card services of $4.2 million. Average continental European revenue per minute was $1.37, up from $1.30 in 1995. This increase was principally due to an increase in higher priced prepaid card traffic.

    In the United States, Econophone's revenues grew 119% to $18.2 million, primarily as a result of substantial increases in sales of international and domestic long distance services of $7.8 million, prepaid card services of $2.6 million (which were introduced during the second half of 1995 and generated minimal revenue during such year) and carrier services of $5.9 million, as well as the introduction of calling card services of $1.9 million, which were sold primarily through VoiceNet. Average U.S. revenue per minute was $.27 in 1996, down from $.35 in 1995. This decrease was due principally to a reduction in rates resulting from increased price competition attributable to pricing reductions by larger carriers and sales of a larger percentage of domestic long distance minutes, which are sold at lower rates than international minutes.

    COST OF SERVICES. Cost of services increased to $35.4 million for 1996 from $19.7 million for 1995 and, as a percentage of revenues, increased to 78% for 1996 from 72% for 1995. The increase as a percentage of revenues was primarily due to the modification of Econophone's relationship with EI on June 1, 1996, pursuant to which Econophone agreed to charge a lower transmission rate to EI, thereby reducing margins on sales to EI. Average costs per minute for 1996 decreased to $.34 from $.41 for 1995. This decrease was attributable to volume discounts resulting from the higher volume of traffic carried and general price reductions on transmission capacity.

    SELLING EXPENSES. Selling expenses increased to $7.8 million for 1996 from $3.9 million for 1995, and, as a percentage of revenues, increased to 17% in 1996 from 14% in 1995. These expenses consisted primarily of expenses related to EI and commissions paid to independent sales agents.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $9.0 million for 1996 from $3.2 million for 1995, and, as percentage of revenues, increased to 20% in 1996 from 11% in 1995, respectively. This increase was primarily due to increases in the size of Econophone's customer service department and, starting in August 1996, a substantial increase in Econophone's management and staff in the areas of finance, network management and information systems at its New York, New York, Brooklyn, New York and College Station, Texas facilities, and the establishment of sales offices in London during the second quarter of 1996 and in Paris, Brussels and Hamburg during the third quarter of 1996.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $1.0 million for 1996 from $.4 million for 1995. This increase was substantially due to the depreciation expense associated with upgrades in Econophone's switch in New York and installation of multiplexing equipment in New York and London.

    BAD DEBT EXPENSE. Econophone had bad debt expense of $2.0 million during 1996, compared to bad debt expense of $.2 million during 1995. For bad debt expense in 1996, $2.0 million was attributable to the charge relating to EI during 1996.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1997, Econophone had approximately $67.2 million in cash and cash equivalents, excluding the Pledged Securities, but including other unused net proceeds of the 1997 Unit Offering, which are invested in short term, interest-bearing, investment grade securities, as compared to cash and cash equivalents of $6.3 million at December 31, 1996. Econophone's net cash used by operating activities was $12.2 million for 1997, primarily due to a net loss of $30.1 million, an increase in accounts receivable of $10.7 million, and an increase in other assets of $1.7 million, offset by an increase in accounts payable of $15.9 million, an increase in accrued interest on the 1997 Notes of $10.5 million and depreciation and amortization of $2.6 million. Cash used for investing in property and equipment of $13.3 million for 1997 was primarily attributable to the implementation and expansion of Econophone's network in Europe. Cash provided by financing activities of $145.8 million was primarily related to cash received from the sale of the 1997 Notes and Warrants of $155.0 million.

    Econophone's net cash used by operating activities was $6.0 million for 1996 and net cash provided by operating activities was $2.0 million for 1995. Negative cash flow from operating activities in 1996 primarily was attributable to an operating loss of $6.4 million for such year. Cash used for investing in property and equipment was $4.2 million and $1.2 million for 1996 and 1995, respectively. Such property and equipment was primarily utilized in connection with the implementation and expansion of Econophone's network. Cash provided by financing activities was $16.4 million in 1996, primarily reflecting net cash proceeds of $13.1 million from the sale of Series A Preferred Stock to Princes Gate Investors II, L.P. ("Princes Gate"), an affiliate of Morgan Stanley, net borrowings of $3.6 million less shareholder distributions, in order to pay income taxes with respect to the period in which Econophone was a sub-Chapter S corporation, of $.2 million. Cash used in financing activities was $.8 million in 1995, reflecting net debt repayments of $.3 million and shareholder distributions, in order to pay income taxes with respect to the period in which Econophone was a sub-Chapter S corporation, of $.5 million.

    Capital expenditures during 1997 were $19.0 million. Capital expenditures for 1997 related primarily to the further implementation and expansion of Econophone's network, including the upgrade of Econophone's New York switch and the purchase of switches or nodes for Antwerp, Berlin, Brussels, Hamburg, London, Los Angeles, Marseilles, Paris and Zurich, the purchase of additional transatlantic IRUs and the expansion of Econophone's back office capabilities, including its management information and network management systems. Capital expenditures for 1998 are budgeted at $58.0 million and are expected to consist of the purchase of telecommunications equipment and IRUs, network management systems and management information systems.

    Econophone expects to continue to make further significant capital expenditures as it continues to expand the geographic scope of its services in Europe, the United Kingdom, the United States and Canada, and as it continues to increase its network capabilities and network infrastructure. Econophone's actual capital expenditures and cash requirements will depend on numerous factors, including the nature of future expansion, economic conditions, competition, regulatory developments and the ability to incur debt and make capital expenditures under the Indenture, the 1997 Indenture and the NTFC Agreement.

    The initial purchase price for VoiceNet was $21.0 million, which was paid out of cash on hand. The sellers of VoiceNet also are entitled to an earn-out based upon the revenue growth of the VoiceNet business for a period of up to one year following the closing of the acquisition if certain performance criteria are met.

    The net proceeds from the Offering, which were approximately $169.1 million, together with the remaining proceeds from the 1997 Unit Offering, and, to the extent available on favorable terms, vendor financing, will be used to fund Econophone's continued expansion and operating losses until it generates positive cash flow; however, this is a forward-looking statement and there can be no assurance in this regard. The ability of Econophone to generate more than insignificant positive cash flow, which is not expected to occur prior to 2000, and to meet its debt service obligations will be subject to Econophone's successful implementation of its operating strategy, as well as to financial, competitive, business, regulatory

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
and other factors beyond Econophone's control. If Econophone is unable to generate cash flow from operations that, together with its restricted cash, is sufficient to meet its debt service requirements, it may be required to refinance all or a portion of its indebtedness or raise additional capital. There can be no assurance that any such refinancing would be possible on terms that would be acceptable to Econophone or that any additional financing could be obtained. See "Risk Factors--High Leverage; Future Losses and Negative Cash Flow."

    PRIOR FINANCINGS. From its inception until November 1996, Econophone relied primarily on founders' capital, equipment financing and internally generated funds to finance its operations and growth. From November 1996 until the consummation of the Offering, Econophone had four primary sources of funding:
(i) Princes Gate; (ii) NTFC; (iii) the sale of Bridge Notes to Morgan Stanley Group, an affiliate of the Placement Agent and Princes Gate, and (iv) the 1997 Unit Offering.

    On November 1, 1996, Princes Gate purchased 140,000 shares of Series A Preferred Stock for $14.0 million, less certain fees, resulting in net proceeds to Econophone of $13.1 million. The proceeds of the issuance to Princes Gate were used to fund the expansion of Econophone's network, the implementation of its marketing strategy and operations generally, including operating losses. See "Certain Transactions-- Investment by Princes Gate."

    On May 28, 1996, Econophone entered into a credit facility with NTFC, which has been amended and increased as to amount on several occasions. On January 28, 1998, the NTFC credit facility was amended and restated in its entirety in order to effect various amendments and increase the amount of NTFC's commitment thereunder (as amended and restated, the "NTFC Facility"). The NTFC Facility provides for borrowings by Econophone and its subsidiaries to fund certain equipment acquisition costs and related expenses. The NTFC Facility provides for an aggregate commitment of NTFC of $24.0 million pursuant to three tranches of $2.0 million, $3.0 million and $19.0 million. Loans borrowed under each tranche of the NTFC Facility amortize in equal monthly installments over a five year period ending on July 1, 2001, April 1, 2002 and January 1, 2003, respectively. As of December 31, 1997, the aggregate amount outstanding under all tranches of the NTFC Facility was $7.1 million. Loans under the NTFC Facility accrue interest at an interest rate equal to the 90-day commercial paper rate plus 395 basis points (an interest rate of 9.55% as of January 1, 1998), subject to certain quarterly adjustments depending upon financial performance. All of the equipment purchased with the proceeds of the NTFC Facility has been pledged to NTFC. See "Description of Certain Indebtedness--NTFC Vendor Financing."

    On April 24, 1997, Econophone entered into a Note Purchase Agreement (the "Note Purchase Agreement") with Morgan Stanley Group, pursuant to which Morgan Stanley Group agreed to purchase from Econophone up to $15.0 million of Bridge Notes. At such time, Econophone paid to Morgan Stanley Group a commitment fee of $225,000 and agreed to pay a further fee of 2.0% of the principal amount of each issuance after the aggregate principal amount of Bridge Notes issued exceeded $5.0 million. A total of $7.0 million of Bridge Notes were issued under the Note Purchase Agreement. The net proceeds from the Bridge Notes sold by Econophone were $6.6 million and were used to fund equipment and other capital expenditures and operations. Immediately following the consummation of the 1997 Unit Offering, all of the outstanding Bridge Notes were redeemed and all accrued interest thereon was paid. Econophone is not entitled to place any additional Bridge Notes under the Note Purchase Agreement and the facility represented by the Note Purchase Agreement has terminated. See "Certain Transactions--Bridge Funding by Morgan Stanley Group."

    On July 1, 1997, Econophone consummated the 1997 Unit Offering. In connection with the 1997 Unit Offering, Econophone issued $155.0 million in aggregate principal amount of 1997 Notes and Warrants to purchase 1,265,885 shares of Common Stock. The net proceeds of the 1997 Unit Offering were approximately $148.1 million. Of this amount, approximately $57.4 million was used to purchase the Pledged Securities, the proceeds of which will be used to make the first six scheduled interest payments on the 1997 Notes. See "Description of Certain Indebtedness -- The 1997 Unit Offering."

                                    BUSINESS

    Econophone is a rapidly growing switch-based provider of long distance telecommunications services in selected major U.S. and western European markets. Econophone's customer base consists primarily of residential customers, small- and medium-sized businesses and other telecommunications carriers. In the United States and the United Kingdom, Econophone provides principally international and domestic long distance, calling card, prepaid and carrier services. In continental Europe, Econophone provides principally international long distance, calling card and prepaid services.

    Econophone was incorporated in the State of New York under the name "Switchtel Communications Corp." on July 10, 1992. During 1996, the name of the Company was changed to "Econophone, Inc." A wholly-owned subsidiary named "Econophone, Inc." was subsequently incorporated in the State of Delaware for the sole purpose of changing the state of incorporation of the Company, and the New York parent corporation was merged into the Delaware subsidiary on February 11, 1998, with the Delaware corporation being the surviving entity. Econophone's principal executive offices are located at 45 Broadway, New York, New York 10006. Its main telephone number is (212) 444-6991.

INDUSTRY OVERVIEW

    International telecommunications is one of the fastest growing segments of the long distance industry, having experienced a compounded growth in total minutes of 14% per annum from 1989 to 1996. Forecasts by the International Telecommunications Union (the "ITU"), a worldwide telecommunications organization under the auspices of the United Nations, project this growth to continue at approximately 13% per annum through the year 2000. Based on this estimate, worldwide international long distance traffic is projected to increase from approximately 70 billion minutes in 1996 to over 114 billion minutes by the year 2000. The market for these services is highly concentrated in more developed countries, with approximately 40% and 27% of 1996 worldwide international long distance traffic originating in Europe and the United States, respectively.

    The international telecommunications industry has been undergoing regulatory liberalization generally, which has resulted in increased competition, lower prices and increased demand for telecommunications services worldwide. Liberalization has coincided with the construction of additional infrastructure and technological innovation in the telecommunications industry. Fiber optic cable, which has widely replaced wire lines for the transmission of the long distance portion of calls, improvements in computer software and digital compression technology have dramatically increased the capacity, speed and flexibility of telephone lines and have substantially eliminated capacity constraints as a technical barrier to entry for new international telephone companies. Liberalization of the regulation of telecommunications services and technological developments have also resulted in the broadening of service offerings, including advanced and enhanced services such as voicemail, faxmail and electronic mail, itemized and multicurrency billing, calling cards and intranet and Internet services. Also as a result of these trends, the marginal transmission costs per minute of an international call have decreased substantially and at a more rapid rate than the decline in prices to customers.

    CONTINENTAL EUROPEAN INTERNATIONAL LONG DISTANCE MARKET

    The continental European international long distance market is the largest in the world, generating approximately 24 billion minutes of outgoing calls or 34% of international calling volume in 1996. In most EU member states, the ability to provide telecommunications services was liberalized on January 1, 1998. Until such time, most continental European PTOs had monopolies on providing telephone services from their respective countries, making the price of international telephone calls from continental Europe much higher than comparable calls initiated from the United States or the United Kingdom. Furthermore, customers in many continental European markets until recently have generally not been able to obtain value-added features that are readily available in the United States, such as touch tone dialing, voice mail and other enhanced services. Regulatory liberalization, together with significant advances in technology that have decreased the cost of providing services and allowed the provision of sophisticated value-added features, is facilitating competition with European PTOs by emerging telecommunications service providers.

    Econophone believes that regulatory liberalization in many countries in continental Europe will lead to market developments similar to those that occurred in the United States and the United Kingdom upon regulatory liberalization of long distance telecommunications services in those countries, although certain European PTOs appear to be responding more rapidly to competition than the former PTOs in the United States and the United Kingdom. Regulatory liberalization in the United States and the United Kingdom has resulted in an increase in call traffic and the emergence of multiple new telecommunications service providers of varying sizes. In addition, significant reductions in prices, particularly for domestic long distance calls, as well as improvements in both the services offered and the level of overall responsiveness to customers, have occurred. Although pricing has become competitive in both the United States and the United Kingdom, marginal costs have declined significantly. There can be no assurance, however, that the continental European experience will mirror those in the United States or the United Kingdom or that competitive and other factors will not adversely impact profitability of companies in the industry.

    UNITED KINGDOM LONG DISTANCE MARKET

    Since 1991, the U.K. government has sought to encourage increased competition in telecommunications services, including international telecommunications services. The price of international calls made from the United Kingdom has decreased significantly since 1991 due to increased competition and the downward pressure exerted on British Telecom's prices by Oftel. As a consequence of these actions, the United Kingdom now has a dynamic telecommunications market, with over 200 public telecommunications operators licensed to operate in the U.K. market.

    According to Oftel, during the period April 1996 to March 1997, the amount of international calls originating from the United Kingdom was approximately 4.5 billion minutes, of which 47% were from residential users and 53% from business users. Over the same period, there were 39.7 billion minutes of U.K. domestic long distance calls, of which 55% were from residential users and 45% were from business users.

    The interconnection regime in the United Kingdom provides operators with the ability to obtain cost based, non-discriminatory charges for interconnection services. Oftel regulates the interconnection charges charged to other operators by British Telecom and other PTOs. Since October 1997, British Telecom has set its own prices for services that are competitive, with an overall price cap on the basket of non-competitive services. Oftel does, however, have the power to intervene and determine charges and other terms if an operator believes that it is not being offered fair pricing. Oftel has stated that the category of companies that qualify for interconnection services consist of those network operators that are making a significant contribution to infrastructure competition by installing transmission capacity or any international simple resale operator making a significant contribution to competition in the international market. Econophone believes it qualifies as one of the latter.

    In December 1996, the U.K. government issued the first licenses for the provision of international facilities-based services, which until then only British Telecom and Mercury had been authorized to provide. ATL, a wholly-owned subsidiary of Econophone was awarded an international facilities based license (an "IFL") during the second quarter of 1997, which enables Econophone to provide international services over its own international facilities. As a result of acquiring an IFL, Econophone has been able to acquire international circuits originating in the United Kingdom. See "--Network Infrastructure-- Transmission Capacity."

    The United Kingdom is the favored hub for international traffic originating in continental Europe due to the availability of relatively inexpensive transmission capacity to and from the United Kingdom. This preference is expected to continue as rates for international services are further reduced as a result of additional competition.

    UNITED STATES LONG DISTANCE MARKET

    Approximately 19 billion minutes or 27% of global international calling volume originated in the United States in 1996. According to estimates by the FCC, the industry is large and has grown consistently, with aggregate U.S.-originated international long distance telephone traffic rising from approximately 7 billion minutes in 1989 to approximately 19 billion minutes in 1996, a compound annual growth rate of approximately 16%. The growth of the U.S.-originated international long distance market was initially attributable to regulatory liberalization and the decrease in prices that accompanied the onset of competition. Regulatory liberalization and the resulting competition also have led to improvements in service offerings and customer service.

    The profitability of the U.S.-originated international long distance market is principally driven by the difference between billed revenues and settlement rates (i.e., the rates paid to other carriers to terminate an international call). Increased competition arising from regulatory liberalization and pressure arising from increased global trade have brought about reductions in settlement rates and end-user prices, reducing termination costs for U.S. based carriers. Based on FCC data for the period 1989 through 1996, per minute settlement payments by U.S. based carriers to foreign PTOs fell 39%, from $.70 per minute to $.43 per minute. However, over this same period, per minute international billed revenues fell only 27%, from $1.02 in 1989 to $.74 in 1996. As a result, gross profit margin for outbound international calls (before local access charges) grew from 31% in 1989 to 42% in 1996. The FCC has recently issued benchmark levels for settlement rates, of between $.15 and $.23 per minute, in an effort to reduce the settlement rates charged and paid by U.S. based carriers. Such benchmark rates are substantially lower than the current settlement rates. The FCC has encouraged carriers to use alternative measures to terminate international traffic other than through operating agreements and the international settlement process. Econophone believes that international long distance will continue to provide substantial gross profit per minute, although there can be no assurance in this regard and some industry observers have predicted otherwise. See "Risk Factors--Risks Associated with Rapidly Changing Industry; Significant Price Declines."

    Econophone also provides domestic long distance services to a substantial portion of its U.S. customers and, as part of its strategy, is increasing its U.S. domestic long distance business, including through its acquisition of VoiceNet. According to the FCC, the U.S. domestic long distance market grew in total minutes at an annual compound rate of approximately 7.8% from 1989 to 1996. Although the domestic market is much larger than the U.S.-originated international long distance market, the profit per minute of use for international traffic has generally been higher than for domestic traffic.

STRATEGY

    Econophone's strategy is to (i) expand into additional geographic markets in continental Europe, the United Kingdom, the United States and Canada, with a focus on large markets that generate substantial long distance and international calling traffic, (ii) add customers in its existing markets, (iii) migrate additional switched traffic on to its expanding network and (iv) deliver an expanded portfolio of features and services to its customers. Econophone intends to implement its strategy by continuing to expand its network, broadening its sales and marketing efforts and developing and introducing innovative services and features. Over time, Econophone expects its European markets to contribute an increasing percentage of its revenues.

    - EXPAND INTO NEW MARKETS. During 1997, Econophone installed switches in Brussels, London and Paris, nodes in Antwerp, Berlin, Marseilles, Nice and Zurich and points of presence serving a number of major cities in the northeastern United States. During 1998, Econophone's network expansion will be focused on North America and continental Europe. During 1998, Econophone intends to install switches in Chicago, Dallas, Frankfurt, Los Angeles and Miami and a node in Geneva. This expansion is largely driven by existing customer calling patterns. Econophone also intends to expand its network into Canada, with the installation of a switch in Toronto and a point of presence in Montreal. In addition, Econophone intends to upgrade its node in Berlin and point of presence in Washington, D.C. to switches. Econophone's network expansion will enable it to route calls from each of its new network cities, providing for more cost-efficient transmission from these cities. The switches in Chicago, Dallas, Los Angeles and Miami and the point of presence in Montreal also will enable Econophone to provide international and domestic long distance service originating in those cities through "1+" access. Econophone intends to enter additional markets in western Europe, the United States and Canada as market and regulatory conditions warrant. See "--The Econophone Network--European Expansion," "--The Econophone Network--U.S. Expansion" and "--Regulation."

     Econophone also is in the process of seeking to enter into interconnection agreements in Belgium, France and Germany. Interconnection agreements would provide Econophone with a direct connection to the PSTN in such countries, which would enable it to provide network access through abbreviated dialing, originate calls in a greater number of cities and terminate calls in such countries more cheaply. In particular, in Germany, interconnection to the PSTN would enable Econophone to offer domestic long distance service through "1+" access in its German network cities. Econophone expects the foregoing interconnection agreements to be obtained by the end of 1998.

    - ADD CUSTOMERS IN EXISTING MARKETS. By adding customers in its existing markets, Econophone is able to increase network utilization, which reduces transmission costs per minute. Econophone markets its services through various channels, each of which is designed to serve a particular geographic market, customer group and product. Econophone sells to non-business customers primarily through independent sales representatives retained directly by Econophone or by master distributors and to business customers and other telecommunications carriers primarily through its internal sales forces. Depending upon the service, sales are made either directly to end-users (e.g., residential and business long distance) or to retail establishments for resale (e.g., prepaid cards). Econophone believes that its multi-channel marketing strategy enhances its growth prospects and reduces the risks associated with dependence on a smaller number of distribution channels. See "-- Sales and Marketing."

     As of December 31, 1997, Econophone had (i) 122, (ii) 28,180 and (iii) 305 independent sales representatives, and 23, 19 and 9 internal sales representatives, in continental Europe, the United Kingdom and the United States, respectively.

     Econophone intends to continue to advertise VoiceNet's calling card services primarily through in-flight magazines and through advertisements placed in high traffic locations such as restaurants. Econophone also intends to cross-market many of its other services to VoiceNet's customer base, which consisted of approximately 110,000 calling card holders for December 1997, and to use VoiceNet's expertise to market its calling card services in Europe.

    - MIGRATE ADDITIONAL TRAFFIC ON TO ECONOPHONE NETWORK. By transmitting a greater portion of its calls over its network, Econophone reduces its transmission costs. Transmission costs are reduced because, once certain volume levels are met, it is cheaper to transmit calls over lines that are owned or leased on a fixed cost basis than lines leased on a per-minute basis. In addition, local access (which can be used in Econophone's network cities), is less expensive for Econophone than national or international toll-free access. Econophone is increasing the percentage of traffic carried on its network by installing additional switches, nodes and points of presence, which increases

      Econophone's addressable market, and by increasing the transmission capacity that it owns or obtains on a fixed-cost lease basis. See "--The Econophone Network."

    - CONTINUE TO DEVELOP AND INTRODUCE INNOVATIVE SERVICES AND FEATURES. Econophone strives to differentiate itself from its competitors by designing value-added features and integrating these features into its services and network. Features under development include voice mail and conference calling, both of which Econophone plans to introduce during the first half of 1998. See "--Services--Value-added Features."

SERVICES

    The following table summarizes Econophone's current service offerings by principal geographic market:

                                                                               GEOGRAPHIC MARKET
                                                               -------------------------------------------------
                                                                   UNITED          CONTINENTAL        UNITED
                                                                   KINGDOM          EUROPE(1)         STATES
                                                               ---------------  -----------------     ------
International Long Distance..................................             x                 x                x
Domestic Long Distance.......................................             x                                  x
Calling Card Services........................................             x                 x                x
Prepaid Services.............................................             x                 x                x
Carrier Services.............................................             x                                  x

------------------------

        (1) Consists of selected cities in Belgium, France, Germany, Greece, Switzerland and The Netherlands. Not all services listed are provided in all continental European markets.

    INTERNATIONAL AND DOMESTIC LONG DISTANCE SERVICE

    "International and domestic long distance service" is service that is accessed from the customer's billing location using "1xxx" access in the United Kingdom, "1+" access in the United States or local dial-up access in continental Europe. Econophone's international and domestic long distance service generally enables customers to call to any destination. International and long distance service accounted for $17.7 million or 21% of total revenues during 1997, and $8.0 million (44%) and $9.6 million (20%) of U.K., and U.S. revenues, respectively. See "--Network Infrastructure--Access Methods."

    UNITED KINGDOM. Econophone has provided international and domestic long distance service in the London area since the third quarter of 1996. Since April 1997, Econophone has provided this service throughout England. For the year ended December 31, 1997, approximately 70% of Econophone's U.K. revenues from international and domestic long distance service were derived from the London area, with the remainder derived principally from Manchester and Leeds. Econophone's services are at present principally used by its U.K. customers to make domestic long distance calls. See "--The Econophone Network--European Expansion" and "--Network Infrastructure."

    CONTINENTAL EUROPE. Econophone has offered international long distance service to customers in Hamburg since February 1997, to customers in Antwerp, Brussels and Paris since March 1997 and to customers in Berlin, Marseilles, Nice and Zurich since the fourth quarter of 1997. During the second quarter of 1998, Econophone intends to add a node in Geneva and, during the third quarter of 1998, Econophone intends to add a switch in Frankfurt, both of which will enable Econophone to offer international long distance service to customers in those cities. At present, Econophone cannot offer intra-European international long distance service other than from its network cities on a cost-efficient basis.

    Econophone is in the process of seeking to enter into interconnection agreements in Belgium, France and Germany, which would provide it with a direct connection to the PSTN in such countries, enabling it to provide international long distance service through abbreviated dialing and originate calls in a greater number of cities. In Germany, interconnection to the PSTN would enable Econophone to provide domestic long distance service through "1+" access in its German network cities. Econophone expects the foregoing interconnection agreements to be obtained by the end of 1998. See "--Strategy."

    UNITED STATES. Econophone has offered international and domestic long distance service in the New York metropolitan area since March 1994 and in Baltimore, Connecticut, northern New Jersey, Philadelphia and Washington, D.C. since the first quarter of 1997. During 1998, Econophone intends to install switches in Chicago, Dallas, Los Angeles and Miami, which will enable it to offer international and domestic long distance in those markets. See "--The Econophone Network--U.S. Expansion."

    CANADA. During the first half of 1998, Econophone intends to expand its network into Canada by installing a switch in Toronto and a point of presence in Montreal. This will enable Econophone to offer international and domestic long distance service in both cities.

    CALLING CARD SERVICES

    In continental Europe, Econophone believes that a substantial portion of its calling card customers use Econophone's service from their home or office as an alternative to the PTO for international calls. In contrast, in the United Kingdom and the United States, Econophone's calling cards, including those that are marketed through VoiceNet, are sold to customers who use its calling card service primarily for convenience when traveling. Over time, in each of its continental European network cities, Econophone intends to migrate its home- and office-based calling card customers to its international and domestic long distance service. Its calling card service will continue to be offered in continental Europe as a premium travel service.

    Econophone's calling card customers are issued an identification or "PIN" number that permits them to access Econophone's network. Econophone's calling card services are sold in both Europe and the United States and can be used in over 40 countries.

    In the United Kingdom and the United States, Econophone's calling card service is accessed by dialing a national toll free number. From other countries, calling card customers access Econophone's services by dialing an international toll free number.

    Econophone offers calling card customers in the United Kingdom and the United States competitive rates on calls to domestic and international locations. In continental Europe, Econophone offers calling card customers competitive rates on intercontinental card-based calls. Due to the high costs resulting from international toll free access, which involves the transmission of calls to Econophone's New York or London switch, and subsequent transmission of calls back to continental Europe, Econophone does not presently offer competitive rates on intra-European calls made by calling card customers. See "--The Econophone Network."

    In 1997, calling card service in the United Kingdom, continental Europe and the United States accounted for $0.5 million, $4.2 million and $23.6 million, or 1%, 5% and 28%, of Econophone's revenues, respectively. Substantially all of Econophone's U.S. calling card sales are attributable to VoiceNet. A definitive agreement to acquire VoiceNet was entered into on January 28, 1998. On February 12, 1998, Econophone acquired VoiceNet, which ensures the continuity of Econophone's sales to VoiceNet and provides Econophone with an established U.S. calling card business.

    PREPAID SERVICES

    Econophone's prepaid card service is a pre-paid version of its calling card. Econophone's prepaid card has similar features and is used in the same manner as its calling card. Econophone's prepaid card generally can be used from the United Kingdom, the United States, Belgium, Canada, Germany, France, Israel, The Netherlands, and Switzerland, although it also sells prepaid cards that can be used only from the country in which they are sold. Econophone is an early entrant into the market for prepaid services in continental Europe. In 1997, prepaid card services in the United Kingdom, continental Europe and the United States accounted for $2.6 million, $11.5 million and $6.0 million, or 3%, 14% and 7%, of Econophone's revenues, respectively.

    Econophone's software development group has developed a new prepaid service called "Debit Phone." Debit Phone was introduced in the United Kingdom during the first quarter of 1998 and is expected to be introduced in the United States by the end of the second quarter of 1998. Debit Phone allows customers to access Econophone's services from their homes on a prepaid basis utilizing "1xxx" or "1+" access. When the customer makes a domestic or international long distance call, Econophone's switch automatically recognizes the customer's telephone number and deducts the cost of the call from the customer's prepaid account balance. Debit Phone customers are able to replenish their balances on line by credit card or by purchasing vouchers. Customers also can access their balance by phone using voice prompts. Econophone believes that this service will enable it to broaden its addressable market by appealing to cost-conscious callers.

    CARRIER SERVICES

    In both the United Kingdom and the United States, Econophone resells transmission capacity to carrier customers who use the transmission capacity to service their end-user customers. U.S. carrier customers buy transmission from Econophone in bulk almost exclusively based on price. In the United Kingdom, Econophone believes that many of its carrier customers instead choose Econophone for access to its software platform, which, among other things, allows them to utilize Econophone's software technology to sell calling cards and prepaid cards and perform specialized billing functions. However, Econophone's U.K. carrier customers are also price sensitive.

    Carrier services are sold at substantially lower margins than Econophone's other services. However, because carrier customers purchase transmission capacity in bulk, these services allow Econophone to increase the amount of transmission capacity that it purchases, enabling it to obtain volume discounts on transmission capacity from its vendors and, therefore, generate higher margins and/or offer better pricing on its other services. In addition, the sale of transmission capacity on Econophone's IRUs and leased lines allows Econophone to generate additional revenues on transmission lines operating at less than full capacity without incurring significant marginal costs.

    Carrier customers, especially those in the United States, frequently change vendors based on small differences in price and certain carrier customers have subjected and could in the future subject Econophone to credit risks. In 1997, sales of transmission capacity to carrier customers in the United Kingdom and the United States accounted for $7.2 million and $9.7 million respectively, or 20% of Econophone's total revenues. See "Risk Factors--Dependence on Carrier Customers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    OTHER SERVICES

    TOLL FREE SERVICE. Econophone provides domestic toll free service (i.e., "800" or "888" service) to customers in the United States and the United Kingdom. This service is targeted at customers who have a substantial number of incoming domestic long distance calls, such as mail order companies. Customers of Econophone's toll free service are assigned a toll free number. Calls to the toll free number are routed to an Econophone switch. From there, the call is transmitted to the customer's location in the same manner as other calls routed through the switch.

    DEDICATED ACCESS SERVICE. Customers using this service lease a transmission line that connects the customer's business directly to an Econophone switch or node. By leasing a direct line, the customer avoids local access charges and can reduce its cost of services. This service is marketed to high volume customers. Econophone presently offers dedicated access service in the United States and the United Kingdom.

Econophone intends to introduce dedicated access service in its continental European network cities during 1998.

    During 1997, sales of toll free and dedicated access service accounted for an insignificant amount of Econophone's revenues. Econophone expects that revenues from these services will continue to represent a relatively small portion of its revenues.

    VALUE-ADDED FEATURES

    Econophone strives to differentiate itself from its competitors by designing value-added features and integrating these features into its services and network and believes that its emphasis on technological innovation and quality is one of its competitive strengths. Econophone provides customers with value-added features such as speed dialing, redial and multi-lingual voice prompts. In addition, Econophone's customers can obtain detailed billing information, which is particularly important for business users, including breakdowns of usage by account code and department. Callers in many European markets are not able to obtain these value-added features from their PTO.

    Econophone intends to continue to introduce new value-added features. For example, during the first quarter of 1998, Econophone intends to introduce voicemail and conference calling capability. Econophone believes that its emphasis on technological innovation and quality is one of its principal competitive strengths.

THE ECONOPHONE NETWORK

    Econophone's network consists of (i) carrier grade Northern Telecom switches in New York, London, Brussels and Paris, (ii) nodes in Antwerp, Berlin, Hamburg, Marseilles, Nice and Zurich, (iii) points of presence in Baltimore, Connecticut, northern New Jersey, Philadelphia and Washington, D.C., (iv) IRUs and leased trans-Atlantic telecommunications lines and (v) leased lines in Europe and the United States. A key element in Econophone's growth strategy is the continued build-out of its network in Europe and the United States and the introduction of its network in Canada. As Econophone expands its network, it expects to be able to provide service on an increasingly cost effective basis to a greater number of customers. See "Risk Factors--Implementation of Expansion Plans" and "Business--Strategy."

    Econophone's network is designed to enable it to provide competitively priced service from its network cities by reducing its total transmission costs (i.e., the sum of its variable and fixed transmission costs) on calls originating from these cities. Econophone's network enables it to reduce its variable transmission costs because, among other things, (i) Econophone does not incur any significant marginal costs for calls carried over its IRUs or leased lines, (ii) calls routed by Econophone's switches can be delivered on a "least cost" basis and (iii) in markets with switches, nodes or points of presence, customers use local access instead of more expensive toll free access.

    The fixed costs associated with Econophone's network relate principally to switching equipment, leased lines and IRUs, rental charges, local connectivity and facility/network management. Once sufficient traffic levels are attained, Econophone's total costs of carrying calls are expected to decline as a percentage of revenue, although there can be no assurance in this regard, particularly given continuing signficant price reductions. See "Risk Factors--Implementation of Expansion Plans," "Risk Factors--Competition" and "Risk Factors--Risks Associated with Rapidly Changing Industry; Significant Price Declines."

    EUROPEAN EXPANSION

    During 1997, Econophone significantly expanded its network in continental Europe. During the first quarter of 1997, Econophone installed switches in Brussels and Paris that are connected to its New York and London switches by leased lines. Econophone also installed nodes in Antwerp and Hamburg that are connected to the Brussels and London switches by leased lines. In addition, during the first quarter of

1997, Econophone installed its own switch in London. Prior to that time, Econophone had leased a portion of Colt's London switch. Nodes in Berlin, Marseilles, Nice and Zurich were installed during the fourth quarter of 1997. The Berlin, Marseilles, Nice and Zurich nodes are connected to Econophone's Hamburg, Paris and London node and switches, respectively, by leased line. The Geneva node will be connected to the Zurich node by leased line.

    During the second and third quarters of 1998, Econophone intends to install a switch in Frankfurt and a node in Geneva and to upgrade its node in Berlin to a switch. These switches will enable Econophone to route calls from these cities, rather than transmitting them to another network city with a switch for routing, which will result in more cost-efficient transmission.

    Econophone also is in the process of seeking to enter into interconnection agreements in Belgium, France and Germany, which would provide it with a direct connection to the PSTN in such countries, enabling it to provide network access through abbreviated dialing, originate calls in a greater number of cities and terminate calls in such countries more cheaply. In Germany, interconnection to the PSTN would enable Econophone to offer domestic long distance service through "1+" access in its German network cities. Econophone expects the foregoing interconnection agreements to be obtained by the end of 1998. See "--Strategy."

    In addition to increasing its addressable market, the expansion of Econophone's network in continental Europe enables it to provide intra-European international long distance service from more continental European cities on a cost-competitive basis. Prior to establishing its network in continental Europe, Econophone was not able to transmit intra-European international long distance calls on a cost-competitive basis because of the high cost of transmitting those calls to its New York or London switch using international toll free access and routing the calls back to continental Europe over the PSTN. Calls that originate in cities with a switch or node can use less expensive local dial-up access instead of international toll free access.

    U.S. AND CANADIAN EXPANSION

    During 1998, Econophone intends to substantially expand its network in North America, particularly in the United States. This expansion is largely driven by existing customer calling patterns. During the first half of 1998, Econophone intends to install switches in Los Angeles and Miami. During the third quarter of 1998, Econophone also intends to install switches in Chicago and Dallas. These switches will enable Econophone to offer international and domestic long distance service through "1+" access and carrier services from those cities. In those cities in which Econophone has a switch, it is able to route traffic, which provides for more cost-efficient transmission.

    Econophone also intends to upgrade its point of presence in Washington, D.C. to a switch during the second quarter of 1998. This upgrade will allow for more cost-efficient transmission by enabling Econophone to route calls from Washington D.C.

    Econophone intends to establish additional switches in other selected U.S. markets that generate substantial long distance calling traffic.

    During the second quarter of 1998, Econophone also intends to install a switch in Toronto and a point of presence in Montreal. In both cities, Econophone intends to target customers with significant international calling needs.

    OPERATING AGREEMENTS

    Econophone has entered into operating agreements with OTE, the Greek PTO, Golden Lines International Telecommunications Services, an Israeli carrier, and Utel in the Ukraine. Econophone's operating agreements provide it with a direct interconnection to the foregoing carriers. By entering into operating agreements, Econophone is able to obtain more favorable termination rates. Operating agreements also enable Econophone to better control the quality of the terminating segment of a call and can provide for favorable transit rates to third countries (such as between Greece and Turkey). In addition, pursuant to its operating agreements, Econophone's correspondent carriers are required to send to Econophone a specified portion of their traffic. The revenues for terminating this traffic are substantially in excess of Econophone's actual termination costs, which increases Econophone's overall gross margins or enables it to price its services more competitively. As part of its strategy, as market and regulatory conditions warrant, Econophone intends to enter into additional operating agreements with foreign carriers.

NETWORK INFRASTRUCTURE

    NETWORK HARDWARE

    Econophone's network employs Northern Telecom carrier grade switches. Carrier grade switch technology is primarily employed by large carriers and not by smaller competitors. Certain advantages of Econophone's carrier grade network are described below.

    QUALITY AND RELIABILITY. Econophone believes that carrier grade switching enables it to provide higher transmission quality and greater call completion rates to its customers than are offered by carriers that use smaller, less powerful switches.

    CARRIER GRADE SWITCHES. Carrier grade switches enable Econophone's network to interconnect directly with the networks of PTOs and LECs, subject to applicable regulatory requirements and an inter-connection agreement having been entered into.

    In Europe, carrier grade switches enable Econophone to provide international and domestic long distance service utilizing abbreviated dialing. Carrier grade switches also enable Econophone to originate calls in a greater number of cities in countries in which it is connected to the PTO's network and terminate calls in such countries more cheaply. In addition, Econophone is able to provide domestic long distance service to the extent permitted by law. Many of Econophone's competitors in continental Europe do not utilize carrier grade switches and, therefore, cannot provide service on the same basis as Econophone, which Econophone believes provides it with a competitive advantage over those competitors. See "-- Strategy," "--Services--International and Domestic Long Distance Service--United Kingdom," "-- Services--International and Domestic Long Distance Service--Continental Europe" and "--The Econophone Network--European Expansion."

    In the United States, Econophone's carrier grade switches enable it to interconnect with LECs. This interconnection reduces Econophone's transmission costs.

    TRANSMISSION SPEED AND EFFICIENCY. Econophone's switches have call completion capabilities that reduce the time needed to connect calls, reduce waiting times and allow for more efficient use of transmission capacity. In addition, for calls transmitted over Econophone's IRUs between London and New York (including calls originating in continental Europe) and leased lines between Brussels and New York, Econophone's network utilizes "fast signaling" (also known as "SS7", "CCS7" or "EUROISDN"). Before a call is completed, "fast signaling" notifies the originating switch if the number being called is busy, in which case a busy signal will be sent back to the caller without routing the call, freeing up transmission capacity for calls that can be completed.

    ABILITY TO PROVIDE ENHANCED SERVICES. The carrier grade switching platforms used by Econophone, in conjunction with other hardware and software, are capable of supporting the enhanced services that Econophone currently offers, such as prepaid card services, as well as other enhanced services that Econophone intends to introduce, such as voicemail and conference calling. Econophone's network primarily employs switch architecture that allows for integration of voice and data onto a single platform.

    HARDWARE INTEGRATION. Econophone believes that, by principally utilizing the equipment of a single supplier, it is able to minimize difficulties associated with integrating equipment from various sources and with differing specifications, although this entails certain risks. See "Risk
Factors--Dependence on Equipment Supplier."

    TRANSMISSION CAPACITY

    Econophone utilizes IRUs and leased lines to transmit the on-network portion of its calls. If the initial point of network access is a node or point of presence, the call is then transmitted over a leased line to an Econophone switch for routing to its destination. Once certain traffic levels are attained, local dial-up access to the node or point of presence and transmission over a leased line is a less expensive means of transmitting a call to an Econophone switch than toll free access. The reduced transmission costs result because there is no significant marginal cost to Econophone for carrying a call over facilities it owns or leases on a fixed cost basis. In order to increase the capacity of its transmission lines, Econophone utilizes carrier grade compression, or multiplexing, equipment.

    Econophone owns five IRUs on the PTAT-1 transatlantic cable, one IRU on the Cantat-3 transatlantic cable and one IRU on the TAT 12/13 transatlantic cable. Econophone also recently acquired 63 IRUs on the AC-1 transatlantic cable, which will enable it to transmit 1,890 non-compressed simultaneous calls (or 7,560 calls that are compressed). Econophone's IRUs on the AC-1 transatlantic cable are expected to become operational during the second quarter of 1998. As part of its expansion strategy, Econophone intends to acquire additional IRUs, including half-circuits originating in the United Kingdom running between the United Kingdom and selected continental European cities.

    In addition to utilizing IRUs to carry traffic, Econophone utilizes leased lines. Econophone's aggregate cost for its leased lines for the month ended December 31, 1997 was approximately $.3 million. Leased line costs will substantially increase as Econophone expands its network to the extent that Econophone leases additional lines instead of purchasing them.

    Listed below are Econophone's currently operational IRUs and principal leased lines and the maximum number of calls that can be carried at one time over each circuit. Other than Econophone's circuits from New York to London, which are owned, all of the lines listed below are leased lines.

                                                                                    SIMULTANEOUS
TRANSMISSION LINES                                                                    CALLS(1)
--------------------------------------------------------------------------------  -----------------
Los Angeles -- New York.........................................................            696
London -- New York..............................................................            680
New Brunswick, New Jersey -- New York...........................................            336
Paris -- London.................................................................            240
Newark -- New York..............................................................            192
Washington, D.C. -- New York....................................................            168
Brussels -- Antwerp.............................................................            120
Brussels -- London..............................................................            120
Brussels -- New York............................................................            120
Hamburg -- Berlin...............................................................            120
Philadelphia -- New York........................................................             96
Baltimore -- New York...........................................................             72
New Haven, Connecticut -- New York..............................................             72
Brussels -- Paris...............................................................             60
Hamburg -- London...............................................................             60
Paris -- Nice...................................................................             60
Paris -- Marseilles.............................................................             60
London -- Zurich................................................................             60

       --------------------------------------------

       (1) Reflects transmission capacity after taking into account compression or multiplexing equipment utilized by Econophone on its intra-European lines and its lines between London and New York.

    Econophone also purchases switched minutes from carriers on a per minute basis. Such purchases are made on an as-needed basis and do not involve significant minimum purchase requirements.

    In addition, during November, 1997, Econophone entered into a Service Agreement with Intelsat. Pursuant to this Agreement, Econophone has a direct link to Intelsat's satellite, which reduces Econophone's transmission costs on certain calls. Econophone's Intelsat link also enables it to more efficiently carry traffic to certain countries that do not have direct fiber links to the country in which Econophone's originating switch is located.

    As Econophone expands its customer base, it will require additional transmission capacity. Its actual infrastructure requirements will depend upon the capacity of the switches, nodes and points of presence installed by Econophone and the extent to which it utilizes compression technology to transmit calls. Based on current and anticipated availability of switching and compression equipment and owned and leased transmission capacity, Econophone believes that it will be able to meet its capacity requirements for the foreseeable future, although there can be no assurance that this will be the case.

    NETWORK MANAGEMENT

    Econophone's network is controlled from its New York and London switching centers and its College Station, Texas facility. Centralized network management enables Econophone to perform network monitoring and selected network maintenance from these centers, rather than on-site. Econophone devoted approximately $2.0 million to enhancing and developing its network management systems during 1997 and has budgeted $7.0 million in 1998 to further enhancing and developing its network management systems.

    ACCESS METHODS

    Econophone's services are accessed through a variety of methods, as described below, depending upon the particular service and the location from which the customer is calling.

    "1XXX" ACCESS. "1xxx" access, or prefix dialing, enables a long distance customer in the United Kingdom to access Econophone's network from the customer's home or office by dialing "1" and Econophone's three digit access code and then the number the customer is calling.

    "1+" ACCESS. In the United States, "1+" access enables a long distance customer to access Econophone's network from the customer's home or office by dialing "1" and then the number that the customer is calling. The customer does not need to dial a special access number or code. This access method is available where Econophone has a U.S. switch or point of presence and is expected to be available in Germany in the future.

    LOCAL DIAL-UP ACCESS. In cities in continental Europe where Econophone has installed a switch or node, customers can access Econophone's international long distance service by dialing a local telephone number. Local dial-up access reduces transmission costs for Econophone on these calls because it reduces the cost of accessing an Econophone switch. The reduction in transmission costs enables Econophone to increase its margins and/or reduce its prices on these calls, as well as to provide competitively-priced intra-European long distance service. See "--The Econophone Network."

    Econophone is in the process of seeking to enter into interconnection agreements in Belgium, France and Germany that would enable it to provide network access in those countries through abbreviated dialing (the equivalent of "1xxx" or "1+"). Econophone expects these interconnection agreements to be obtained by the end of 1998.

    INTERNATIONAL TOLL FREE ACCESS. This access method is used to access Econophone's card-based services outside of the United States and the United Kingdom. Econophone's calling card customers in its continental European network cities that use its calling card service for home- and office-based calls will over time be provided with a local access number to use, subject to applicable regulatory limitations, because local dial-up access allows Econophone to provide its services at a substantially lower rate than international toll free access. See "--Services--Calling Card Services."

    NATIONAL TOLL FREE ACCESS. Customers who access Econophone's services in this manner do so by dialing a national toll free number. This access method is available to U.S. and U.K. customers who use Econophone's calling card and prepaid card services.

    DEDICATED ACCESS. Carrier customers and high volume end-users in the United States are connected to Econophone's switch by dedicated leased line. During 1997, Econophone introduced dedicated access service in the United Kingdom. In continental Europe, Econophone intends to introduce dedicated access during 1998. The advantages of dedicated access are simplified dialing, faster call set-up times and potentially lower access costs (assuming a sufficient volume of calls is transmitted over the leased line to generate economies of scale).

    CALL ROUTING

    Calls are routed to their destination through one or more Econophone switches. If the call originates in an Econophone network city with a switch, the call generally will access the network using "1xxx," "1+" or local dial-up access. A call originating in a city with a node or point of presence generally will access the network in the same manner and then be routed to an Econophone switch over leased line. If the call originates in a city where Econophone does not have a switch, node or point of presence, the call generally accesses the network using toll free access, which is substantially less cost efficient for Econophone than "1xxx," "1+" or local dial-up access. From an Econophone switch, "least cost routing" techniques are used to determine whether the call should be transferred directly to the PSTN or routed to another Econophone switch and then transferred to the PSTN for termination.

SALES AND MARKETING

    Econophone's services are marketed primarily to residential customers and small- and medium-sized businesses, with a focus on customers with significant long distance calling needs. Econophone also sells transmission capacity to carriers in the United States and the United Kingdom. As of December 31, 1997, Econophone had 37,751, 3,769 and 125,705 customer accounts in the United Kingdom, continental Europe and the United States, respectively, generating approximately 69 million, 17 million and 244 million minutes of calling traffic, respectively, for the year then ended. Econophone markets its services through various channels, each of which is tailored to the particular geographic market, customer group and product. Econophone believes that its multi-channel marketing strategy enhances its growth prospects and reduces the risks associated with dependence on a smaller number of distribution channels. See "--Strategy."

    In the United Kingdom, most of Econophone's sales are made through Telco, its majority owned subsidiary that was established during the fourth quarter of 1996, although sales to carriers continue to be made directly by Econophone through its wholly-owned subsidiary, ATL. On January 29, 1998, Econophone received notice from Goldvalley, the minority partner in Telco, that pursuant to existing arrangements between Econophone and Goldvalley, Goldvalley has elected to exercise an option to cause Econophone to acquire Goldvalley's interest in Telco. The parties recently commenced negotiations with respect to the terms of such acquisition, including the form and amount of the consideration. There can be no assurance whether such acquisition ultimately will be consummated, and if consummated, on terms favorable to Econophone.

    As of December 31, 1997, Telco had retained 28,180 independent sales representatives in the United Kingdom, primarily through master agents. A substantial number of these sales representatives also sell products and services other than long distance telephone service of other companies. As of December 31, 1997, Telco also had 8 internal sales representatives, which sell Econophone's services primarily to business users. Prior to April 1997, Econophone's services were marketed only in the London area. Since that time,

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Econophone has been able to provide services on a U.K.-wide basis and its services have been marketed by Telco and ATL in additional U.K. markets, consisting principally of Manchester and Leeds. Prior to the establishment of Telco, Econophone's services in the United Kingdom primarily were marketed under a joint venture between Econophone and EI. See "Risk Factors--Dependence on Third Party Sales Organizations," "Risk Factors--Dependence on Carrier Customers" and "Management's Discussion of Financial Condition and Results of Operations."

    As of December 31, 1997, Econophone had 23 internal sales representatives and 122 independent sales representatives in continental Europe. Econophone's internal sales representatives are based in Antwerp, Berlin, Brussels, Hamburg and Paris. In all five of these cities, Econophone is expanding its internal sales forces and recruiting additional independent sales representatives. In addition to the foregoing cities, Econophone also has independent sales representatives in Amsterdam and Zurich. Econophone's strategy to date in its continental European markets generally has been initially to concentrate on sales of prepaid card services since prepaid operations limit credit risk and do not require substantial amounts of start-up capital. Thereafter, after establishing its local sales and marketing infrastructure and gaining market acceptance, Econophone has introduced calling card and other services. Econophone also typically has initially concentrated on sales in ethnic communities and to expatriates since these market segments can be effectively targeted with limited resources, enabling Econophone to rapidly generate revenues and create brand awareness.

    During December 1997, Econophone, through Telco, implemented a sales and marketing strategy in Germany similar to that utilized in the United Kingdom, retaining master agents who then retain individual independent sales representatives. As of December 31, 1997, Telco had approximately 150 direct and indirect independent sales representatives in Germany and intends to significantly expand this distribution channel. Telco's German sales force will concentrate on sales to residential customers. Econophone's internal sales force in Hamburg will continue to concentrate on prepaid card sales and sales to business customers.

    In the United States, Econophone's services have been sold primarily in the New York metropolitan area. Econophone has begun to focus its marketing efforts on its other U.S. network cities and, as of December 31, 1997, Econophone had 9 internal sales representatives and 305 independent sales representatives in the United States.

    VoiceNet's calling card services are marketed primarily through in-flight magazines and through advertising materials placed in high traffic locations, such as restaurants. Econophone intends to cross-market many of its other services to VoiceNet's customer base, which for December 1997, consisted of approximately 110,000 calling card holders, and to use VoiceNet's marketing expertise to market its calling card services in Europe.

    In Canada, Econophone intends to market its services primarily through independent sales representatives. Initially, Econophone intends to market its services in Canada primarily to ethnic communities that generate substantial international calling volume.

    Econophone's internal sales forces concentrate primarily on sales to small-and medium-sized businesses and to other carriers, while independent sales representatives concentrate primarily on residential sales. Econophone believes that local internal sales forces substantially enhance market acceptance of the Econophone brand and improve the performance of its independent sales representatives. Econophone's internal sales forces make local advertising decisions and provide support for its independent sales representatives. Internal sales forces also enable Econophone to more effectively focus marketing efforts on target customer groups. In addition, Econophone believes that internal sales forces have a higher sales completion rate to business users than independent sales representatives due to the higher degree of technical knowledge required to close sales to business users.

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
    As Econophone expands into new network cities, it intends to establish internal sales forces and recruit independent sales representatives in those cities.

    The terms on which Econophone retains independent sales representatives are determined on a case-by-case basis and depend on a variety of factors, including the geographic market, the services being sold by the representative and the anticipated sales levels of the representative. Econophone's independent sales representatives are retained on a commission-only basis, with commissions generally ranging from 6% to 16% of sales. Relationships with independent sales representatives generally are terminable at will by either party. In certain cases, Econophone has engaged master sales representatives, who have then engaged sub-representatives. In other cases, Econophone has engaged individual independent sales representatives directly.

INFORMATION TECHNOLOGY

    Econophone believes that advanced, effective and flexible billing, public financial reporting and customer service information systems are vital for its operations and continued growth. Econophone engages in design and integration of billing, public financial reporting and customer service information systems at its College Station, Texas and Brooklyn, New York facilities, where it employs 26 systems engineers. Econophone's systems engineers have designed direct debit, multi-currency and multi-language billing, as well as other billing features. By developing systems internally, Econophone believes that it is able to reduce development costs, improve quality control and expedite systems development and integration. While Econophone believes that its current information systems are adequate, substantial investment will be required to maintain the adequacy of these systems as Econophone expands its operations. Econophone currently is in the process of upgrading its billing systems to a format that will provide for greater expandability and that will accommodate greater customer volumes. Econophone expended approximately $1.4 million during 1997 to enhance current and develop new customer service, billing, financial reporting and other management information systems and has budgeted $3.4 million for such expenditures during 1998. See "Risk Factors--Dependence on Effective Information Systems" and "Management--Directors, Executive Officers and Other Senior Management."

COMPETITION

    The provision of telecommunications services is extremely competitive and will become increasingly so as the regulatory barriers to entry into telecommunications markets are increasingly reduced or eliminated. Competition for customers is primarily on the basis of price and, to a lesser extent, on the type and quality of services offered and customer service. The telecommunications industry has relatively insignificant economic and technological barriers to entry and numerous entities competing for the same customer. Econophone has experienced, and expects to continue to experience, declining revenue per billable minute in all of its markets in part as a result of increasing worldwide competition within the telecommunications industry. Econophone also experiences customer attrition, or "churn," as a result of the highly competitive nature of its markets and expects current levels of churn to continue or increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

    In Europe, Econophone's competitors include (i) PTOs, (ii) alliances such as AT&T's alliance with Unisource (itself a joint venture among Telecom Netherlands, Telia AB and Swiss Telecom PTT), known as "AT&T Unisource," and the corresponding alliance with WorldPartners, Sprint's alliance with Deutsche Telekom and France Telecom, known as "Global One," (iii) companies offering resold international telecommunications services, such as Esprit Telecom, Viatel and RSL Communications, and (iv) other companies with business plans similar in varying degrees to Econophone's, including emerging public telephone operators who are constructing their own networks. Unisource has recently announced that its venture partners would contribute their international facilities and personnel to a newly formed company, and some commentators have speculated that AT&T might do the same. The resulting company is likely to

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
be a substantially more formidable competitor. Econophone believes that its non-U.S. markets will experience increased competition and begin to resemble the competitive landscape in the United States. In addition, Econophone anticipates that numerous new competitors will enter the European telecommunications market. See "Risk Factors--Competition."

    In the United States, Econophone's competitors include AT&T, MCI, Sprint and numerous other carriers and providers, including calling card providers, for domestic and international long distance calls. Competition is strong for all of Econophone's services. Competition for U.S. calling card services is particularly intense. Larger service providers such as AT&T, MCI and Sprint have substantial brand recognition and market penetration for their calling cards, while a large number of smaller calling card providers compete fiercely based almost entirely on price.

    As a result of the Communications Act of 1996 (the "1996 Act"), RBOCs are eligible, subject to FCC approval, to offer domestic long distance and international telecommunications services in their "in region" service areas, as well as outside of their service areas, and have applied for FCC approval for "in region" market entry. To date, the FCC has denied each of these applications. However, the FCC has been meeting with the RBOCs to explain FCC requirements. This may lead to one or more successful RBOC "in region" applications in the future. Recently, a lower court decision, which is currently being appealed, invalidated the FCC's statutory authority for prior approval of market entry by several RBOCs into certain "in region" long distance markets. In addition, the FCC is now also permitting foreign telecommunications entities to enter the U.S. international telecommunications market, including dominant foreign entities whose home markets are conducive to competition. The FCC also has substantially reduced the regulatory constraints on AT&T, Econophone's largest competitor, by declaring AT&T to be "non-dominant," first, in the domestic long distance market, and more recently in the international market; thus, granting AT&T more pricing and service flexibility and permitting AT&T to compete more effectively with smaller inter-exchange carriers, such as Econophone.

    The World Trade Organization (the "WTO") recently concluded an agreement, known as the WTO Basic Telecommunications Service Agreement (the "WTO Agreement"), which will open the telecommunications markets of the 70 signatory countries to foreign carriers on varying dates. The WTO Agreement became effective February 5, 1998. Pursuant to the WTO Agreement, U.S. companies would have foreign market access for local, long distance and international services, either on a facilities basis or through resale of existing network on a reasonable and non-discriminatory basis. The WTO Agreement affords no private right of action, however, so a company would have to pursue any complaint at the national government level. Although the WTO Agreement may open additional markets to Econophone or broaden the permissible services that Econophone can provide in certain markets, the WTO Agreement also may subject Econophone to greater competitive pressures in its markets, with the risk of losing customers to other carriers and reductions in Econophone's rates.

    In addition, recently consummated and currently pending major consolidations in the telecommunications industry could result in even more powerful competitors to Econophone in its major markets. For example, the merger between Bell Atlantic and NYNEX, the pending acquisition of MCI by Worldcom, Inc., the proposed acquisition of Teleport Communications by AT&T and the creation of a new company with the national and/or international facilities of the Unisource partners could result in downward pressure on prices without a corresponding reduction in transmission costs.

    Econophone also may experience competition in one or more of its markets from competitors utilizing new or alternative technologies and/or transmission methods including cable television companies, wireless telephone companies, satellite owners and resellers, Internet service providers providing national and/or international long distance voice transmission (including AT&T), electric and other utilities, railways, microwave carriers and large end users that have private networks.

    As Econophone expands its geographic coverage, it will encounter additional regional competitors and increased competition. Many of Econophone's competitors are significantly larger, have substantially

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
greater financial, technical and marketing resources and larger networks than Econophone, control transmission lines and have long-standing relationships with Econophone's target customers. If any of Econophone's competitors were to devote additional resources to the provision of international and/or domestic long distance voice telecommunication services to Econophone's target customer base, there could be a material adverse effect on Econophone's, business, financial condition, results of operations and its ability to pay principal of and interest on the Notes. Many of Econophone's larger competitors have lower incremental transmission costs than Econophone due to, among other things, greater use of owned transmission capacity, more favorable interconnection rates and volume discounts on transmission. Furthermore, in certain European countries (including in France and Belgium), telecommunications companies that make substantial investments in network infrastructure will receive a substantial discount on interconnection rates. Econophone does not expect to qualify for such a discount. In addition, certain of Econophone's competitors offer customers an integrated full service telecommunications package consisting of local and long distance voice, data and Internet transmission. Econophone does not offer all of these types of service, and presently does not intend to do so, which could have a material adverse effect on Econophone's competitiveness and its ability to make payments of principal of and interest on the Notes.

    Each of the markets in which Econophone offers or intends to offer its services will present unique competitive factors. There can be no assurance that Econophone will be able to effectively compete in any given market and the success of Econophone's strategy in any one market is not necessarily indicative of its ability to succeed in any other market. See "Risk Factors--Competition."

REGULATION

    A summary discussion of the regulatory frameworks in certain geographic regions in which Econophone operates or has targeted for penetration is set forth below. This discussion is intended to provide a general outline of the more relevant regulations and current regulatory posture of the various jurisdictions and is not intended as a comprehensive discussion of such regulations or regulatory posture. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on Econophone, that domestic or international regulators or third parties will not raise material issues with regard to Econophone's compliance or noncompliance with applicable laws and regulations or that other regulatory activities will not have a material adverse effect on Econophone. See "Risk Factors--Regulatory Restrictions."

    EUROPEAN UNION

    Over the last decade, the telecommunications market in the EU has been subject to gradual liberalization. Some EU member states (including the United Kingdom, Sweden and Finland) have opened up their markets on their own initiative and are already substantially liberalized. In other member states, liberalization has come about through the implementation of EU legislation and in most of these member states the liberalization process and the establishment of a liberalized regulatory framework are still in their initial stages. National governments must pass legislation within their countries to give effect to EC directives. Each EU member state in which Econophone currently conducts its business will continue to, in part, have a different regulatory regime. The requirements for Econophone to obtain necessary approvals vary considerably from country to country and are expected to continue to so vary. See "Risk Factors--Regulatory Restrictions."

    As a first step towards removing PTOs' monopolies in each member state and enabling competition both within each member state and between them, in 1990, the European Commission issued a Directive on Competition in the Markets for Telecommunications Services (the "Services Directive"). The effect of the Services Directive was to direct EU member states to permit the competitive provision of all services other than voice telephony, including value-added services and voice services within closed user groups.

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
    The Service Directive was amended by later directives concerned with liberalizing various sections of the telecommunications market. Finally, in March 1996, the Services Directive was amended by the adoption of the Full Competition Directive, which required all EU member states, with the exception of Greece, Ireland, Luxembourg, Portugal and Spain, to fully liberalize the supply of all telecommunications services and the provision of telecommunications infrastructure by January 1, 1998. Ireland and Portugal have obtained a derogation from compliance with the Services Directive, as amended by the Full Competition Directive, until January 1, 2000. Spain has been granted a derogation entitling it to delay compliance with the Services Directive, as amended, until November 30, 1998 and Luxembourg and Greece have been granted a derogation entitling them to delay compliance until June 30, 1998 and January 1, 2001, respectively.

    The Full Competition Directive abolished, as of January 1, 1998 (subject to permitted derogations by EU member states described above), all special or exclusive rights that restrict the provision of telecommunications services by companies established in the European Union without regard to the destination or origin of the communications involved. However, neither that directive nor the original Services Directive prevent EU member states from maintaining restrictions on companies which are not established in the European Union in order to ensure that EU companies are afforded comparable and effective treatment in third countries. Thus, the United Kingdom has in the past limited the provision of certain international services on routes to countries that do not have open markets comparable to the U.K.'s liberalized market. However, in 1994, the United Kingdom ruled that the United States (in addition to certain other countries) provided an equivalent open market and since that date has had no restrictions (subject to operators obtaining the necessary license) on services provided over leased lines between the United States and the United Kingdom. During 1996, the United Kingdom liberalized all international facilities-based services and international simple resale services between the United Kingdom and other countries, subject to operators meeting certain proportionate return conditions on routes that were not considered to be competitive. From January 1997, these remaining restrictions on international simple resale have been removed, although the United Kingdom has reserved the right to reimpose proportionate return conditions in the event that market distortions occur. However, the ability of EU member states to in the future enact restrictions on the provision of telecommunications services is limited due to the WTO Agreement. See "--World Trade Organization Initiatives."

    In addition to the abolition of special and exclusive rights, the Council of the European Communities has adopted regulatory measures in order to harmonize the rules applying in the liberalized EU telecommunications environment. In this respect, an Open Network Provision ("ONP") Framework Directive was adopted in 1990. Further more specific directives, which include the ONP Leased Lines Directive, the ONP Voice Telephony Directive, the ONP (Adaptation of the Framework and Leased Lines to a Competitive Environment) Directive and the Interconnection Directive, as well as directives concerned with licensing and satellite PCS services have been adopted. In addition an amendment to the Interconnection Directive, which would provide for equal access and number portability has been proposed. Equal access would enable a customer to access Econophone's network over another operator's network, without dialing an access code, by notifying the network operator that it wishes all long distance calls to be carried by Econophone. Oftel has already indicated that it will seek to defer the implementation of equal access in the United Kingdom. Number portability would enable customers to retain their existing telephone numbers when switching to alternative carriers and is already available (although not universally) in the United Kingdom. Additional directives, in addition to those described above, remain to be adopted by the Council of the European Communities, although their final content and timing of implementation cannot be predicted at this time.

    UNITED KINGDOM

    The telecommunications services provided by Econophone in the United Kingdom are subject to and affected by legislation and the terms of its licenses. Licenses are granted by the Secretary of State for Trade

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and Industry but enforced by Oftel under powers granted by the
Telecommunications Act 1984. Since the break-up of the U.K. telecommunications duopoly consisting of British Telecom and Mercury in 1991, it has been the stated goal of Oftel to create a competitive marketplace from which detailed regulation could eventually be withdrawn.

    In 1991, a "multi-operator" policy was established to introduce increased competition in the market for telecommunication services and infrastructure. Under the multi-operator policy, the U.K. Department of Trade and Industry (the "DTI") will recommend the grant of a license to operate a telecommunications network to any applicant that the DTI believes has a reasonable business plan and where there are no other overriding considerations not to grant such license. All public telecommunications operators operate under individual licenses granted by the Secretary of State for Trade and Industry pursuant to the Telecommunications Act 1984. International simple resellers operate under registrable class licenses. Currently, most telecommunications systems with compatible equipment that are authorized to be run under an individual license granted under this Act are permitted to interconnect to British Telecom's network. Under the terms of British Telecom's license, it is required to allow any such licensed operator to interconnect its system to British Telecom's system, unless it is not reasonably practicable to do so (e.g., due to incompatible equipment). The statutory instrument implementing the Interconnection Directive extends this requirement to operators with "relevant connectable system status." Oftel has stated that the categories of companies that qualify for relevant connectable system status are those network operators that are making significant contributions to infrastructure competition by installing transmission capacity or international simple resale operators making significant contributions to competition in their respective international market. Econophone believes it qualifies as one of the latter.

    Since 1992, the U.K. government has permitted competition in the provision of "any to any" international services over leased lines where calls originate and terminate on the PSTN. Econophone, through its subsidiary ATL, held an International Simple Resale ("ISR") license in the United Kingdom, which entitled it to resell international message, telephone and private line services. All ISRs were revoked on December 31, 1997 and all holders were required to reapply to the Secretary of State for Trade and Industry to be registered under the new International Simple Voice Resale Class License (the "ISVR"), which authorizes the same activities as the old ISR. ATL, a subsidiary of Econophone, has registered itself under the ISVR. The ISVR license enables ATL to interconnect with, and lease capacity at wholesale rates from, British Telecom, Mercury and other public telecommunications operators.

    In the United Kingdom, there was until recently a duopoly on ownership of international facilities vested with British Telecom and Mercury. All other operators were required to buy leased capacity from British Telecom or Mercury, rather than installing their own facilities or acquiring IRUs on existing cable routes. This constraint was removed in December 1996 when the U.K. government began to issue IFLs. An IFL authorizes its holder to provide international telecommunication services over its own international infrastructure. There is no limit on the number of these licenses that may be issued. ATL was awarded an IFL during the second quarter of 1997.

    WORLD TRADE ORGANIZATION INITIATIVES

    The WTO recently concluded the WTO Agreement, which would open the telecommunications markets of the signatory countries to entry by foreign carriers on varying dates. The WTO Agreement becomes effective on February 5, 1998. Pursuant to the WTO Agreement, U.S. companies would have foreign market access for local, long distance and international services, either on a facilities basis or through resale of existing network capacity on a reasonable and non-discriminatory basis. The WTO Agreement affords no private right of action, however, so a company would have to pursue any complaint at the national government level. Although the WTO Agreement may open additional markets to Econophone or broaden the permissible services that Econophone can provide in certain markets, the WTO Agreement also may subject Econophone to greater competitive pressures in its markets, with the risk of losing customers to other carriers and reductions in Econophone's rates.

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    BELGIUM

    Until January 1, 1998, the provision of "telephone services" was reserved for the Belgian PTO. "Telephone services" consist of real-time voice telephony involving switching in Belgium. Services that did not constitute "telephone services" could be provided by private service providers that are duly licensed. Prior to January 1, 1998, a subsidiary of Econophone was granted a license to provide certain non-reserved services. Pursuant to the license, the subsidiary may, among other things, provide international service utilizing international toll free access and local access, as well as card-based services. Pursuant to the terms of its license, the subsidiary can transmit both voice and data, and, thus, is able to offer voicemail, e-mail and facsimile service. Econophone currently has pending an application for a license to provide "telephone services" in Belgium.

    FRANCE

    Beginning on January 1, 1998, licensed private service providers were able to offer domestic and international long distance voice telephony services to the general public in France. These services are permitted to utilize local dial-up access and may involve switching in France or routing of calls over leased lines that are part of an authorized network to a second country for switching. Econophone intends to file an application for a license to provide international and long distance voice telephony services to the general public utilizing local dial-up access.

    GERMANY

    In Germany, Econophone's activities are governed by the Telecommunications Act of July 25, 1996 (the "German Telecommunications Act"). Under the German Telecommunications Act, the provision of "voice telephone service" requires a license. "Voice telephone service" is defined in the German Telecommunications Act, in part, as "the commercial provision for the public of the direct transport and switching of voice in real-time to and from the network termination points of the public switched network." The provision of telecommunications services that do not constitute "voice telephone services" does not require a license. Under current regulatory practice, the provision by Econophone of international long distance, calling card and prepaid card services in Germany do not constitute "voice telephone services," and therefore do not require a license, because Econophone does not switch the calls in Germany, although Econophone was required to file a notification of the commencement of services. The provision by Econophone of domestic long distance service in Germany under the presently planned technical setup would involve switching and would, therefore, require a license. Econophone currently has pending an application for a license to be able to provide such service.

    UNITED STATES

    Econophone's U.S. operations are subject to extensive federal and state regulation. Federal laws and FCC regulations apply to interstate telecommunications (including international telecommunications that originate or terminate in the United States), while particular state regulatory authorities have jurisdiction over telecommunications originating and terminating within the state.

    FEDERAL. The FCC currently regulates Econophone as a non-dominant carrier with respect to both its international and domestic long distance services. In the domestic, as distinguished from the international sector, the FCC abstains from closely regulating the services and charges of non-dominant carriers. Nevertheless, the FCC acts upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations and policies. The FCC also has the power to impose more stringent regulatory requirements on Econophone and to change its regulatory classification. In the current regulatory atmosphere, Econophone believes that the FCC is unlikely to do so with respect to Econophone's international or domestic service offerings.

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    FCC policy and rules authorize (without the need to obtain specific service authorizations) a non-dominant carrier to provide domestic interstate telecommunications services, and generally to resell international private leased lines connected to the PSTN in Canada, Sweden, the United Kingdom, New Zealand and Australia. In the international sector, specific FCC authorizations, which Econophone has acquired, are required for the resale of switched and private line services of U.S. facilities-based carriers, and to provide telecommunications services, both switched and private line, as a facilities-based carrier by acquiring circuits or various undersea cables or leasing satellite facilities. The FCC reserves the right to condition, modify or revoke such domestic and international authority for violations of the 1934 Act or the FCC's regulations, rules or policies promulgated thereunder. Although Econophone believes the probability to be remote, a rescission by the FCC of Econophone's domestic or international authority or a refusal by the FCC to grant additional international authority would have a material adverse effect on Econophone.

    Econophone, as a non-dominant carrier, is required to file with the FCC domestic and international tariffs containing charges and related practices, regulations and classifications. The FCC presumes the tariffs of non-dominant carriers to be lawful. Therefore, the FCC does not carefully review such tariffs. The FCC could, however, investigate Econophone's tariffs, upon its own motion or upon complaint by a member of the public. As a result of any such investigation, the FCC could order Econophone to revise its tariffs, or the FCC could prescribe revised tariffs.

    Generally, authorizations held under Section 214 of the 1934 Act (such as those held by Econophone) for international services are limited to providing services or using facilities between the United States and countries specified in the authorizations. Econophone holds all necessary Section 214 authorizations for conducting its present business but may need additional authority in the future. Additionally, carriers may not lease private lines between the United States and an international point for the purpose of offering switched services unless the FCC has first determined that the foreign country affords resale opportunities to U.S. carriers equivalent to those available under United States law. The FCC has made such a determination with respect to Canada, Sweden, the United Kingdom, New Zealand and Australia, and Econophone is authorized to resell international private lines to these points interconnected to the PSTN for the provision of voice and data services.

    The FCC requires long distance carriers to pay access charges to payphone providers for calls made from payphones to toll free numbers administered by long distance carriers. The FCC had required the immediate payment of such access charges by long distance carriers with toll revenues of $100 million or more per annum. The FCC had also required, after October 7, 1997, all long distance carriers, irrespective of their annual toll revenues, to pay each payphone operator $0.35 for each access or toll free call made from the operator's payphones unless the payphone operator and the long distance carrier agree upon a different rate of compensation. The FCC payphone order was reversed by an appellate court and was remanded to the FCC by the court for further consideration. The FCC subsequently adopted a rate of $0.284, in lieu of the $0.35 rate, effective October 7, 1997 and made further clarifications of its initial order. This decision is also before an appellate court and some aspects of its implementation remain unclear. There can be no assurance that Econophone will be able to fully pass the cost of this charge, if applied to Econophone, on to its customers or that doing so will not result in a loss of customers.

    The FCC has issued an order designed to bring downward pressure on international telephone rates. This order directs the U.S. international facilities-based carriers to negotiate lower settlement rates paid to their correspondent foreign carriers for international telephone calls. A transition period is provided for these lower settlement rates of between one and five years depending upon the country involved. Any resulting savings to the U.S. facilities-based carriers might be passed along to their customers in the form of reduced rates for international calls.

    Beginning January 1, 1998, Econophone, as well as its U.S. competitors, became obligated to make FCC-mandated contributions to universal service funds. These funds subsidize the provision of telecommunications services in high cost areas and to low-income customers, as well as the provisions of telecommunications and certain other services to eligible schools, libraries and rural health care providers. The contributions are billed monthly and are assessed based on intrastate, interstate and international "end-user" gross telecommunications revenues. However, revenues from international calls that both originate and terminate in foreign points are excluded from assessment. On December 16, 1997, the FCC approved the following contribution factors for carriers' first quarter 1998 contributions: (i) 3.19% for the high cost and low income funds (interstate and international revenues); and (ii) 0.72% for the schools, libraries and rural health care funds (intrastate, interstate and international revenues). Because the contribution factors are likely to vary quarterly, the annualized impact on Econophone cannot be estimated at this time. Econophone currently is evaluating which categories of its revenues are subject to assessment and, as a result, has not filed a universal service fund worksheet.

    Additionally, effective January 1, 1998, Econophone is required to pay to LECs specified PICCs in order to compensate such LECs for their investment in the telephone lines Econophone uses to access its customers. The costs of these charges vary in amount depending upon the type of presubscribed lines that are serviced by Econophone and the individual LEC's revenue requirements. While Econophone currently intends to pass through the costs of both the PICC and its universal service fund contributions to its customers, there can be no assurance that Econophone will be able to fully pass on such costs or that doing so will not result in a loss of customers. In addition, the FCC orders implementing the universal service contribution obligation and the PICC are both subject to petitions seeking reconsideration by the FCC and to certain appeals. Until such petitions or appeals are decided, there can be no assurance as to how the orders will be implemented or enforced or what effect the orders generally will have on competition within the telecommunications industry or specifically on the competitive position of Econophone. See "Risk Factors--Regulatory Restrictions."

    STATE. The intrastate long distance operations of Econophone are subject to various state laws and regulations. Most states require Econophone to apply for certification to provide intrastate telecommunications services, or to register or be found exempt from regulation, before commencing intrastate services. Most states also require Econophone to file and maintain detailed tariffs listing their rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, assignment of carrier assets, including customer bases, carrier stock offerings, incurrence by carriers of significant debt obligations and acquisitions of telecommunications operations. Certificates of authority can generally be conditioned, modified, cancelled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or rules, regulations and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations.

    Econophone provides interstate and international long distance service in all or some portions of 50 states, for which Econophone has filed a tariff with FCC. Econophone, Inc., a New York corporation, the predecessor to Econophone ("Econophone NY"), has received authority, pursuant to state regulation, certification, tariffs, notifications, or on an unregulated basis, to provide intrastate long distance service in 49 states. Econophone and Econophone NY are in the process of transferring such authorities from Econophone NY to Econophone, or notifying or obtaining the approval of the state regulatory authorities of the merger of Econophone NY into Econophone, where required. Econophone anticipates that it will obtain all required state regulatory approvals.

EMPLOYEES

    As of December 31, 1997, Econophone had 408 employees worldwide. Of this total, 248 were based in the United States and 160 were based in Europe. Econophone's U.S. employees are based principally in its offices in New York, New York and Brooklyn, New York and in College Station, Texas. In Europe, Econophone's employees are based principally in its offices in Antwerp, Brussels, Hamburg, Marseilles, London, Paris and Zurich.

    Econophone has never experienced a work stoppage and its employees are not represented by a labor union or a collective bargaining agreement. Econophone considers its employee relations to be good.

LITIGATION

    Econophone is from time to time a party to litigation that arises in the ordinary course of its business operations or otherwise. Econophone is not presently a party to any litigation that it believes would have a material adverse effect on its business or operations.

PROPERTIES

    Econophone's executive offices and main operations center are located in New York City, where Econophone leases approximately 18,000 square feet of space at two facilities. Econophone also leases approximately 16,000 square feet of office space in College Station, Texas, 10,500 square feet of office space in Brooklyn, New York, approximately 2,400 square feet of office space in Los Angeles, approximately 12,800 square feet in London, approximately 2,400 square feet in Brussels and approximately 3,150 square feet in Paris, where it maintains its European sales and marketing headquarters. Econophone maintains smaller sales offices in Antwerp, Athens, Berlin, Hamburg, Marseilles and Zurich.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER SENIOR MANAGEMENT

    The following table sets forth certain information with respect to the directors, executive officers and other senior management of Econophone.

NAME                                                      AGE                           POSITION
-----------------------------------------------------     ---     -----------------------------------------------------

Alfred West..........................................         36  Chief Executive Officer and Chairman of the Board of
                                                                  Directors

Alan L. Levy.........................................         38  President, Chief Operating Officer and Director

Kevin A. Alward......................................         30  President-North America

Phillip J. Storin....................................         47  Senior Vice President and Chief Financial Officer

Richard L. Shorten, Jr...............................         30  Senior Vice President and General Counsel

Abe Grohman..........................................         37  Vice President, Chief Information Officer

Jeremy S. Kagan......................................         32  Vice President of Service Systems

Patrick Attallah.....................................         32  Vice President of European Sales and Marketing

Charles D. Briggs....................................         41  Vice President of Network Operations

Ira M. Riesenberg....................................         36  Corporate Controller

Gary S. Bondi........................................         46  Director and Treasurer

Steven West..........................................         47  Director

Stephen Munger.......................................         40  Director

    Directors of Econophone each serve for a term of one year or until their successors are elected. Officers of Econophone serve at the pleasure of the Board of Directors, subject to any written arrangements with Econophone. See "--Executive Compensation--Employment Agreements and Arrangements."

    Set forth below is certain information with respect to the directors, executive officers and other senior management of Econophone. The holders of the Series A Preferred Stock have, since the issuance thereof, had the right to vote as a separate class to elect one director. Stephen Munger currently serves in such capacity.

    ALFRED WEST, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF
DIRECTORS. Mr. West founded Econophone in 1989. Prior to founding Econophone, Mr. West managed a family-owned textile trading company. Mr. West is the brother of Steven West, a Director of Econophone.

    ALAN L. LEVY, PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR. Mr. Levy has served as Econophone's Chief Operating Officer since August 1996, as a Director since January 1997 and as President since August 1997. Mr. Levy also served as Chief Financial Officer from August 1996 to January 1998. From October 1993 to July 1996, Mr. Levy served as Executive Vice President and Managing Director, Europe, as well as Chief Financial Officer, of Viatel, where, among other things, Mr. Levy was responsible for the implementation of Viatel's European strategy. From 1989 to September 1993, Mr. Levy served as an Audit Manager for Edward Isaacs & Company, an accounting firm. Mr. Levy is a Certified Public Accountant.

    KEVIN A. ALWARD, PRESIDENT-NORTH AMERICA. Mr. Alward has served as Econophone's President-North America since February 1998. From October 1996 to January 1998, Mr. Alward served as Director, President and Chief Operating Officer of TotalTel USA Communications. From 1994 to October 1996, Mr. Alward served as President of TotalTel, Inc., the principal operating subisidary of TotalTel USA Communications. From 1992 to 1994, Mr. Alward served as Senior Vice President at TotalTel USA Communications and assumed the additional responsibilities of Chief Operating Officer in 1993, a position he held until 1994. Mr. Alward also served from 1991 to 1992 as Vice President of Marketing at TotalTel USA Communications, and from 1990 to 1991 as Manager of Sales. Mr. Alward served as a sales account executive at TotalTel USA Communications from 1988 to 1990.

    PHILLIP J. STORIN, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER. Mr. Storin has served as a Senior Vice President and the Chief Financial Officer of Econophone since February 1998. From May 1996 to January 1998, Mr. Storin served as Chief Financial Officer of U.S. Long Distance, and from October 1994 to May 1996 served as Corporate Controller. From July 1992 to October 1994, Mr. Storin served as Vice President, Accounting at U.S. Long Distance. Before joining U.S. Long Distance, Mr. Storin served for five years as Director of Accounting for Dell Computer Corporation. Prior to such time, Mr. Storin served in various financial management positions at Datapoint Computer Corporation and Westvaco Corporation. Mr. Storin is a Certified Public Accountant and a Certified Management Accountant.

    RICHARD L. SHORTEN, JR., SENIOR VICE PRESIDENT AND GENERAL COUNSEL. Mr. Shorten has served as a Senior Vice President and the General Counsel of Econophone since December 1997. From September 1992 to December 1997, Mr. Shorten was an associate at the New York law firm Cravath, Swaine & Moore, where he specialized in a variety of areas of corporate representation, including securities, finance and mergers and acquistions.

    ABE GROHMAN, VICE PRESIDENT, CHIEF INFORMATION OFFICER. Mr. Grohman has served as Chief Information Officer since October 1997. From September 1994 to September 1997, Mr. Grohman was the Director of Management Information Systems for LDM Systems Inc., a switchless reseller. From May 1986 to September 1994, Mr. Grohman was President of DBA Consulting, an independent data processing consulting company.

    JEREMY S. KAGAN, VICE PRESIDENT OF SERVICE SYSTEMS. Mr. Kagan has served as Econophone's Vice President of Service Systems since October 1996. From January 1995 to October 1996, he worked at Andersen Consulting as Manager of the Network Support Solutions Practice in its Communications Industry Group. From March 1987 to January 1995, Mr. Kagan worked at Bellcore as a Product Manager.

    PATRICK ATTALLAH, VICE PRESIDENT OF EUROPEAN SALES AND MARKETING. Mr. Attallah has served as Econophone's Vice President of European Sales and Marketing since October 1996. From August 1995 to September 1996, Mr. Attallah served as the General Manager-France and the South Europe Regional Director of VPN S.A., Viatel's French subsidiary. From October 1994 to July 1995, Mr. Attallah served as the Senior Account Manager in Paris for Tele Media International, a division of Telecom Italia, the Italian PTO. From March 1989 to September 1994, Mr. Attallah served in various sales management positions in Paris, Milan and London for Sprint International, most recently as indirect sales director in Paris.

    CHARLES D. BRIGGS, VICE PRESIDENT OF NETWORK OPERATIONS. Mr. Briggs joined Econophone as Director of Network Operations in May 1997 and became Vice President of Network Operations in August 1997. From October 1994 to May 1997, Mr. Briggs was employed by Kallback/International Telecom LTC as Director of Switched Services, in which capacity he was responsible for all telecommunications network design, acquisition and implementation, including management of Kallback's network control center. From November 1992 through October 1994, Mr. Briggs was employed at Cypress Semiconductor as Test Lab

Manager. Prior to such time, Mr. Briggs held positions at Rep-Sac Corporation, Leviton Telcom, and Interglobal Technical Services.

    IRA M. RIESENBERG, CORPORATE CONTROLLER. Mr. Riesenberg has served as Econophone's Corporate Controller since September 1996. From October 1995 through September 1996, Mr. Riesenberg was Director of Finance at Computron Software, Inc., an international software development company. From April 1994 to September 1995, Mr. Riesenberg served as the Assistant Controller at Computron, and from April 1990 to March 1994 served as Accounting Manager. Mr. Riesenberg served as Accounting Manager for Transnet Corporation from November 1988 to April 1990. Before Transnet, Mr. Riesenberg was at Stanley Marks & Company, an accounting firm. Mr. Riesenberg is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

    GARY S. BONDI, DIRECTOR AND TREASURER. Mr. Bondi has served as a Director and the Treasurer of Econophone since 1993. Mr. Bondi is the President of Bondi, Inc., a multinational trading firm specializing in non-ferrous metals that he founded in 1987.

    STEPHEN MUNGER, DIRECTOR. Mr. Munger has served as a Director of Econophone since November 1997. Mr. Munger is a Managing Director in the Mergers, Acquisitions and Restructuring Department of Morgan Stanley & Co. Incorporated and Head of the Private Investment Department. He joined Morgan Stanley in 1988 as a Vice President in the Corporate Finance Department. He became a Principal in 1990 and a Managing Director in 1993. In 1993 and 1994, Mr. Munger was Investment Banking Division Operations Officer and Administrative Director of the Corporate Finance Department, respectively.

    STEVEN WEST, DIRECTOR. Mr. West has served as a Director of Econophone since 1993. Mr. West is a founding partner of SO Metals, Inc., a refiner and reprocessor of precious metals in the New York/New Jersey metropolitan area that was founded in 1982. Steven West is the brother of Alfred West, the President, Chief Executive Officer and Chairman of the Board of Directors of Econophone.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Econophone does not have a compensation committee. Decisions with respect to compensation matters that otherwise would be decided by a compensation committee are made by the Board of Directors as a whole.

    Alfred West, Alan L. Levy, Gary S. Bondi, Stephen West and Hartley R. Rogers, a former director of Econophone, participated in deliberations concerning executive officer compensation during 1997. Alfred West and Alan L. Levy receive compensation as officers of Econophone. Hartley R. Rogers, who, effective as of October 21, 1997, terminated his employment as a Managing Director of Morgan Stanley and as the President of the General Partner of Princes Gate, was a member of the Board of Directors until such time. Princes Gate, which is an affiliate of Morgan Stanley, owns 140,000 shares of Series A Preferred Stock. Effective November 1997, the holders of the Series A Preferred Stock designated Stephen Munger as a Director. Morgan Stanley Group, an affiliate of Morgan Stanley, previously purchased $7.0 million of Bridge Notes from Econophone, all of which have been redeemed. In addition, Morgan Stanley was the Placement Agent in connection with the 1997 Unit Offering and is the Placement Agent in connection with the Offering. See "--Executive Compensation" and "Certain Transactions."

EXECUTIVE COMPENSATION

    At December 31, 1997, the chief executive officer and other four most highly compensated executive officers of Econophone were Mr. Alfred West and Messrs. Levy, Shorten, Grohman and Kagan. The following table summarizes all 1997 plan and non-plan compensation awarded to, earned by or paid to Mr. West and Messrs. Levy, Shorten, Grohman and Kagan. Messrs. Alward and Storin commenced employment with the Company during February 1998 (Messrs. West, Levy, Alward, Storin, Shorten, Grohman and Kagan are referred to herein as the "Named Executive Officers").

                        1997 SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                                                               COMPENSATION
                                                                            -------------------
                                                                                 SHARES OF
                                                    ANNUAL COMPENSATION        COMMON STOCK
                                                  ------------------------  UNDERLYING OPTIONS       ALL OTHER
NAME AND PRINCIPAL POSITION                        SALARY (1)     BONUS           GRANTED         COMPENSATION(1)
------------------------------------------------  ------------  ----------  -------------------  -----------------
Alfred West (2).................................   $  323,784   $  422,992(3)         --             $   4,725(4)
  Chief Executive Officer
Alan L. Levy (5)................................      210,000      116,250(6)         --                --
  President and Chief Operating Officer
Kevin A. Alward (7).............................       --           --              --                  --
  President--North America
Phillip J. Storin (8)...........................       --           --              --                  --
  Senior Vice President--Chief Financial Officer
Richard L. Shorten, Jr. (9).....................        6,875       --               50,000             --
  Senior Vice President--General Counsel
Abe Grohman (10)................................       29,167       --               50,000             --
  Chief Information Officer
Jeremy S. Kagan.................................      125,000       --              --                  --
  Vice President of Service Systems

------------------------

(1) Does not include the value of certain personal benefits. The estimated value of such personal benefits for each Named Executive Officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus paid to the Named Executive Officer in 1997.

(2) See "--Employment Agreements and Arrangements" for a description of Mr. West's Employment Agreement.

(3) Consists of $127,686 of 1996 bonus paid in 1997 and $295,306 of 1997 bonus paid in 1997.

(4) Consists of compensation in respect of life insurance, of which Mr. West's designee is the beneficiary, paid by Econophone.

(5) See "--Employment Agreements and Arrangements" for a description of Mr. Levy's Employment Agreement.

(6) Consists of $37,500 of 1996 bonus paid in 1997 and $78,750 of 1997 bonus paid in 1997.

(7) Mr. Alward commenced employment with Econophone during February 1998.

(8) Mr. Storin commenced employment with Econophone during February 1998.

(9) Mr. Shorten joined Econophone on December 15, 1997.

(10) Mr. Grohman joined Econophone on October 20, 1997.

    1996 FLEXIBLE INCENTIVE PLAN

    Econophone has adopted the Incentive Plan, which provides for the grant of incentive stock options ("ISOs") to acquire shares of Common Stock to employees of Econophone or any of its subsidiaries, the grant of non-qualified stock options ("NQSOs") to acquire shares of Common Stock, the sale or grant of Restricted Shares and Unrestricted Shares (each, as defined in the Incentive
Plan) and the grant of stock appreciation rights ("SARs") to employees, directors and consultants. The Incentive Plan also provides for Tax Offset Payments (as defined in the Incentive Plan) to employees. The Incentive Plan provides for the award of up to a maximum of 4,000,000 shares of Common Stock and is administered by the Board of Directors of Econophone. Econophone is required to seek the approval of its stockholders to materially increase the number of shares of Common Stock that may be issued under the Incentive Plan.

    The Incentive Plan provides that, in the event of a merger, consolidation, combination, exchange of shares, separation, spin-off, reorganization, liquidation or other similar transaction, the Board of Directors of Econophone may, in its sole discretion, accelerate the lapse of Restricted Periods (as defined in the Incentive Plan) and other vesting periods and waiting periods and extend exercise periods applicable to any awards made under the Incentive Plan, except that, upon a Change of Control (as defined in the Incentive Plan), if an employee has been employed by Econophone for the twelve month period preceding the Change of Control, vesting of any options held by such employee automatically will accelerate.

    As of December 31, 1997, Econophone had issued options to purchase 2,901,445 shares of Common Stock under the Incentive Plan, 1,109,445 of which were exercisable as of such date.

    The following table sets forth grants of options to purchase shares of Common Stock of Econophone made during 1997 to each Named Executive Officer.

                             OPTION GRANTS IN 1997

                                                 INDIVIDUAL GRANTS
                             ----------------------------------------------------------   POTENTIAL REALIZABLE
                                                 % OF TOTAL                                 VALUE AT ASSUMED
                                                   OPTIONS                               ANNUAL RATES OF STOCK
                                                 GRANTED TO                              PRICE APPRECIATION FOR
                                 NUMBER OF        EMPLOYEES    EXERCISE                       OPTION TERM
                                 SECURITIES       IN FISCAL    PRICE PER    EXPIRATION   ----------------------
NAME                         UNDERLYING OPTIONS   YEAR 1997    SHARE($)        DATE        5% ($)      10%($)
---------------------------  ------------------  -----------  -----------  ------------  ----------  ----------
Alfred West................          --              --           --            --           --          --
Alan L. Levy...............          --              --           --            --           --          --
Kevin A. Alward (1)........          --              --           --            --           --          --
Phillip J. Storin (2)......          --              --           --            --           --          --
Richard L. Shorten, Jr.....           50,000           16.7%   $    5.00      11/1/2007  $  157,223  $  398,435
Abe Grohman................           50,000           16.7%   $    5.00      11/1/2007  $  157,223  $  398,435
Jeremy S. Kagan............          --              --           --            --           --          --

------------------------
(1) Mr. Alward commenced employment with Econophone during February 1998.

(2) Mr. Storin commenced employment with Econophone during February 1998.

    The following table sets forth options exercised during 1997 and the fiscal year-end value of unexercised options for each Named Executive Officer.

            OPTION EXERCISES IN 1997 AND 1997 YEAR-END OPTION VALUES

                                                                        NUMBER OF SECURITIES
                                                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                             OPTIONS AT             IN-THE-MONEY OPTIONS AT
                                                                         DECEMBER 31, 1997             DECEMBER 31, 1997
                               SHARES ACQUIRED     VALUE REALIZED   ----------------------------  ----------------------------
NAME                           ON EXERCISE (1)          (1)          EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------  -------------------  ----------------  -------------  -------------  -------------  -------------
Alfred West................          --                  --              --             --             --             --
Alan L. Levy...............          --                  --              944,446      1,055,554    $ 2,361,115    $ 2,638,885
Kevin A. Alward (2)........          --                  --              --             --             --             --
Phillip J. Storin (3)......          --                  --              --             --             --             --
Richard L. Shorten, Jr.....          --                  --                    0         50,000              0              0
Abe Grohman................          --                  --                    0         50,000              0              0
Jeremy S. Kagan............          --                  --               10,000         20,000         25,000         50,000

------------------------
(1) No options were exercised during 1997.

(2) Mr. Alward commenced employment with Econophone during February 1998.

(3) Mr. Storin commenced employment with Econophone during February 1998.

    EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

    Econophone has entered into an employment agreement with Alfred West (the "West Employment Agreement"), effective as of January 1, 1997, pursuant to which Mr. West serves as Chief Executive Officer and Chairman of the Board of Directors of Econophone. The term of the West Employment Agreement extends until December 31, 1999, subject to any earlier termination in accordance with the terms thereof. Pursuant to the West Employment Agreement, Mr. West is entitled to receive an annual base salary of not less than $330,000 for each year of the employment term, subject to increases approved from time to time by the Board of Directors of Econophone or the compensation committee thereof and automatic increases each January 1 by the percentage increase in the consumer price index in New York over the consumer price index published the preceding January. In addition, Mr. West is eligible to participate in Econophone's incentive compensation programs and to receive such annual bonus or other compensation, including restricted stock or incentive stock options, as may be determined by Econophone's Board of Directors. Pursuant to the West Employment Agreement, Mr. West will be awarded an annual bonus of between 25% and 75% of his annual base salary, subject to attainment of certain performance goals as determined by the Board of Directors of Econophone or the compensation committee thereof. If Mr. West's employment is terminated prior to December 31, 1999 by Econophone without just cause or by Mr. West with good reason (including upon a Change of Control, as defined in the West Employment Agreement), he will be entitled to a severance payment equal to up to his annual base salary for the greater of one year or the remainder of the employment term, plus the continuation of his benefits for up to the greater of two years after the date of termination and the remainder of his employment term. The West Employment Agreement automatically will be renewed for successive one year periods unless, at least six months prior to the expiration of the employment term, either Mr. West or Econophone shall notify the other that it does not wish to extend the term. If Econophone does not offer to renew the West Employment Agreement, Mr. West will be entitled to a severance payment equal to one year's base salary, plus a continuation of his medical and other welfare benefits for one year.

    In August 1996, Econophone entered into an employment agreement with Alan L. Levy (as thereafter amended, the "Levy Employment Agreement") pursuant to which Mr. Levy serves as President and Chief Operating Officer of Econophone. The term of the Levy Employment Agreement extends until July 31, 1999, subject to any earlier termination in accordance with the terms thereof. Pursuant to the Levy Employment Agreement, Mr. Levy is entitled to receive an annual base salary of $210,000 during each year of the term thereof, subject to increases in the discretion of the Board of Directors. In addition, Mr. Levy is eligible to participate in Econophone's incentive compensation programs and to receive such annual bonus or other compensation, including restricted stock or incentive stock options, as may be determined by Econophone's Board of Directors. Pursuant to an incentive stock option agreement dated October 31, 1996, Econophone granted Mr. Levy incentive stock options to purchase 2,000,000 shares of Common Stock at an exercise price of $2.50 per share. Mr. Levy is entitled to certain demand and piggyback registration rights with respect to such shares. If Mr. Levy's employment is terminated prior to July 31, 1999 by Econophone without just cause or if Mr. Levy and Econophone do not enter into a new employment agreement prior to the expiration of the Levy Employment Agreement, he will be entitled to a severance payment equal to one year's base salary.

    Messrs. Shorten, Grohman and Kagan do not have employment agreements with Econophone. As of January 1, 1998, the annual salary (exclusive of any bonus) for Messrs. Shorten, Grohman and Kagan was $165,000, $140,000 and $125,000, respectively. The Company expects to enter into employment agreements with Messrs. Alward and Storin providing for annual base salary of $216,000 and $180,000, respectively. Messrs. Alward and Storin also will be granted options under the Incentive Plan during 1998.

LIMITATIONS ON OFFICERS' AND DIRECTORS' LIABILITY

    Econophone's Certificate of Incorporation indemnifies its officers and directors to the fullest extent permitted by the Delaware General Corporation Law (the "GCL"). Under Section 145 of the GCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The GCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to be believe his or her conduct was unlawful. In addition, the GCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Certificate of Incorporation and the GCL also prohibit limitations on officer or director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of Econophone and its stockholders (through stockholders' derivative suits on behalf of Econophone) to recover monetary damages against an officer or director for breach of fiduciary duty as an officer or director (including breaches resulting from grossly negligent behavior), except in the situations described above.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of Econophone pursuant to the foregoing provisions, Econophone has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

INVESTMENT BY PRINCES GATE

    On November 1, 1996, Princes Gate purchased 140,000 shares of Series A Preferred Stock for a purchase price of $14.0 million, less $560,000 in fees. The Series A Preferred Stock is convertible into 3,420,701 shares of Common Stock.

SERIES A PREFERRED STOCK

    Certain of the terms of the Series A Preferred Stock issued to Princes Gate are described below. As a result of the consummation of the 1997 Unit Offering, Econophone was permitted pursuant to the terms of the Series A Preferred Stock to amend its Certificate of Incorporation so that the restrictions therein with respect to limitations on dividends, indebtedness, restricted payments and transactions with shareholders and affiliates became no more restrictive than the analogous covenants contained in the Indenture dated as of July 1, 1997, between the Company and The Bank of New York, as trustee.

    RANKING. The Series A Preferred Stock is senior to all other capital stock of Econophone, whether outstanding as of the date of issuance of the Series A Preferred Stock or thereafter issued, as to dividend payments and distributions upon liquidation, dissolution or the winding up of Econophone.

    VOTING RIGHTS. In addition to such other vote, if any, as may be required by Delaware law, the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class, shall be necessary to: (i) declare or pay any dividends on, or redeem or otherwise acquire any other class or series of capital stock of Econophone, except to the extent provided for pursuant to the terms of any class or series of capital stock approved by the affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock; (ii) authorize an amendment to Econophone's Certificate of Incorporation decreasing the liquidation preference of the Series A Preferred Stock or otherwise adversely affecting the preferences, rights or powers of the Series A Preferred Stock or the Series A Warrants (defined below); (iii) effect a voluntary liquidation, dissolution or winding up of Econophone or the sale of all or substantially all of its assets, or the merger, consolidation or recapitalization of Econophone; or (iv) amend the Certificate of Incorporation or bylaws in a manner or take any other action that would in any way impair, limit or delay the ability of the holders of the Series A Preferred Stock to exercise their voting rights, by written consent or at any meeting of shareholders of Econophone.

    BOARD REPRESENTATION. The holders of Series A Preferred Stock have the right to vote as a separate class to elect one director. This right terminates at such time as certain specified holders cease to hold at least 50% of the outstanding shares of Series A Preferred Stock or Econophone consummates an initial public offering of its Common Stock generating gross proceeds of at least $25.0 million and registered with the Commission.

    DIVIDENDS. The holders of Series A Preferred Stock were entitled to receive a dividend payable at the rate of 12% per annum, which was cumulative and compounded monthly. Dividends ceased to accrue and compound on the Series A Preferred Stock upon the consummation of the 1997 Unit Offering. Dividends will not be paid on any shares of Series A Preferred Stock prior to any redemption or liquidation (as described below) of such shares. Subject to certain exceptions, no dividends or other distributions, and no redemption, purchase or other acquisition for value, are allowed to be made with respect to any share of, or right to acquire, any other class or series of Econophone's capital stock other than the Series A Preferred Stock.

    LIQUIDATION. Upon the liquidation, distribution of assets, dissolution or winding up of Econophone, a holder of Series A Preferred Stock shall be entitled to receive, prior to the holders of Common Stock, $100 per share plus all accrued and unpaid dividends thereon.

    CONVERSION. At any time, any holder of Series A Preferred Stock may convert all or any portion thereof into Common Stock of Econophone. As of December 31, 1997, the shares of Series A Preferred Stock outstanding were convertible into 3,420,701 shares of Common Stock. Econophone may convert any of the shares of Series A Preferred Stock into Common Stock upon the closing of an initial public offering of its Common Stock generating gross proceeds of at least $25.0 million and registered with the Commission. The number of shares of Common Stock that each share of Series A Preferred Stock is convertible into is equal to the number of shares of Common Stock outstanding on November 1, 1996 (on a fully diluted basis), which was 22,564,000, multiplied by a fraction (i) the numerator of which is equal to the stated value with respect to the shares of Series A Preferred Stock being so converted, plus any dividends accrued thereon, and (ii) the denominator of which is equal to $100.0 million plus the number of dollars received by Econophone since November 1, 1996 from the exercise of specified options or warrants. The number of shares of Common Stock that each share of Series A Preferred Stock is converted into is subject to antidilution adjustment in the event of certain issuances of Common Stock or rights, options, warrants or convertible or exchangeable securities containing the right to acquire shares of Common Stock at below fair market value.

    REDEMPTION. Econophone is required to redeem the Series A Preferred Stock on October 31, 2006 at a price per share equal to $100 per share plus an amount equal to all accrued dividends (whether or not declared) on the Series A Preferred Stock to the date of redemption. Any holder of Series A Preferred Stock has the option to cause Econophone to redeem its shares in the event of
(i) an occurrence of certain changes of control, including if Alfred West ceases to own voting securities representing at least 25% of the total voting power of the outstanding voting securities of Econophone, or a person or group becomes the beneficial owner of voting securities representing more voting power than the voting securities then owned by Mr. West, (ii) the taking of any action by Econophone without the approval, if required, of the holders of a majority of the shares of the Series A Preferred Stock, (iii) non-compliance by Econophone with restrictions on certain transactions with affiliates and shareholders, (iv) Econophone's failure to maintain at least $10.0 million of "key man insurance" on Mr. Alfred West until November 1, 1999 or (v) Econophone's failure to limit its business to the telecommunications business (and businesses reasonably related or ancillary thereto). Except as provided in the foregoing, so long as the indebtedness under the NTFC Agreement is outstanding, Econophone is not permitted to redeem the Series A Preferred Stock for cash, unless NTFC (or its assignee) waives this limitation in advance in writing. In connection with the Note Purchase Agreement, dated April 24, 1997, between the Company and Morgan Stnaley & Co. Incorporated, as placement agent, Econophone agreed to forego the right to redeem up to 40,000 shares of Series A Preferred Stock from Princes Gate at the stated value of $100 per share plus accrued dividends. See "--Bridge Funding by Morgan Stanley Group."

    LIMITATION ON INDEBTEDNESS. Econophone and certain of its subsidiaries are not permitted to incur any indebtedness except: (i) indebtedness in an aggregate principal amount not to exceed $20.0 million outstanding at any time; (ii) indebtedness incurred solely to fund the acquisition of assets used or useful in the telecommunications business; (iii) indebtedness issued in a high yield offering of debt securities having a maturity of at least 7 years occurring prior to March 1, 1998, which is underwritten or placed by an investment bank of national standing; (iv) indebtedness to Econophone or certain subsidiaries; (v) certain indebtedness or certain capital stock issued in exchange for, or the net proceeds of which are used to exchange, refinance, refund or defease certain outstanding indebtedness or capital stock subject to certain exceptions; (vi) indebtedness (a) in respect of performance bonds, bankers' acceptances and surety or appeal bonds provided in the ordinary course of business, (b) under certain currency agreements and interest rate agreements, subject to certain conditions, and (c) arising from certain agreements providing for indemnification, adjustment of purchase price or similar options, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Econophone or any of its subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or subsidiary of Econophone, subject to certain exceptions.

    LIMITATION ON RESTRICTED PAYMENTS. Subject to certain exceptions, the ability of Econophone and certain subsidiaries to make investments is limited, except for (i) an investment in Econophone or certain subsidiaries; (ii) specified temporary cash investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with generally accepted accounting principles;
(iv) notes and other evidences of indebtedness, not to exceed $2.0 million at any one time outstanding; (v) stock, obligations or securities received in satisfaction of judgments; (vi) relocation and similar loans to employees of Econophone or its subsidiaries not to exceed $150,000 at any one time outstanding; (vii) loans to employees of Econophone or its subsidiaries, in each case evidenced by an unsubordinated promissory note, for the purpose of enabling such employees to purchase capital stock of Econophone, in an amount not to exceed $1.5 million at any one time outstanding; (viii) investments, not to exceed $5.0 million at any one time outstanding, if the Board of Directors of Econophone has determined that such investments constitute strategic investments; and (ix) investments in Darcom Limited in an amount not to exceed the amount of net cash proceeds to Econophone from the incurrence of indebtedness by, or the issuance of capital stock of, Econophone since November 1, 1996.

    LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES. Subject to certain exceptions, Econophone may not, and may not permit any subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any affiliate of such holder) of 5% or more of any class of capital stock of Econophone or with any affiliate of Econophone, except for transactions on terms at least as favorable to Econophone or such subsidiary as could be obtained on an arm's-length basis from a person that is not such an affiliate or 5% holder.

    LIMITATION ON LIENS. Subject to certain exceptions, Econophone may not, and may not permit certain subsidiaries to create, incur, assume or suffer to exist any lien on any of its assets or properties of any character, or any shares of capital stock or indebtedness.

    KEY MAN INSURANCE. Until November 1, 1999, Econophone is required to maintain in full force and effect "key man" insurance with a benefit of at least $10.0 million in the event of the death or long term incapacity of Mr. Alfred West, naming Econophone as sole beneficiary.

    MAINTENANCE OF BUSINESS. Econophone and certain of its subsidiaries are required to limit their business to the telecommunications business and businesses reasonably related or ancillary thereto.

SECURITYHOLDERS AGREEMENT

    Mr. Alfred West, Econophone and Princes Gate entered into a Securityholders Agreement in connection with Princes Gate's investment in Econophone (the "Securityholders Agreement"). Certain terms of the Securityholders Agreement are discussed below (references below to "Series A Preferred Stock" apply equally to the Common Stock issuable upon the conversion thereof).

    REGISTRATION RIGHTS. The holders of the Series A Preferred Stock are entitled to certain registration rights with respect to the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Series A Warrants (as hereinafter defined) (all such shares of Common Stock being "Registrable Shares"). If Econophone proposes to register any of its securities under the Securities Act, the holders of the Series A Preferred Stock will be entitled to notice thereof and, subject to certain restrictions, to include their Registrable Shares in such registration. From November 1, 1999 until the consummation by Econophone of an initial public offering of Common Stock, holders of at least 50% of the outstanding Registrable Shares may (subject to certain conditions) make a demand that Econophone file a registration statement under the Securities Act. Thereafter, holders of at least 25% of the outstanding Registrable Shares may make up to two demands of Econophone to file a registration statement under the Securities Act, subject to certain conditions and limitations and provided that (i) in the discretion of the lead underwriter of the prior offering, no demand may be made within 180 days after the effective date of a prior demand registration and
(ii) no two such demands may be made within any twelve month period. A holder of the Series A Preferred Stock's right to include shares in an underwritten registration is subject to the right of the underwriters to limit the number of shares included in the offering. Subject to certain limitations, Econophone is required to bear all registration, legal and other expenses in connection with these registrations and must provide appropriate indemnification.

    WARRANTS. If Econophone has not consummated an initial public offering by November 1, 2000, Econophone will be required to issue warrants (the "Series A Warrants") to the holders of the Series A Preferred Stock representing, in the aggregate, 5% of the outstanding shares of Common Stock, calculated on a fully diluted basis. Thereafter, at six month intervals until the consummation of an initial public offering, Econophone will be required to issue additional Series A Warrants to such holders to purchase shares of Common Stock representing, in the aggregate, 5% of the outstanding shares of Common Stock, calculated on a fully diluted basis. The right of the holders of the Series A Preferred Stock to receive additional Series A Warrants shall terminate at such time as the holders of the Series A Preferred Stock own shares of Common Stock, Series A Preferred Stock and Series A Warrants representing, in the aggregate, 25% of the Common Stock, calculated on a fully diluted basis. The Series A Warrants will have an exercise price of $.01 per share, a 10-year duration and will be subject to a warrant agreement containing customary provisions acceptable to the holders of the Series A Preferred Stock (including adjustments for stock splits, reverse stock splits and reclassifications).

    PARTICIPATION IN SALES BY MR. ALFRED WEST. Holders of the Series A Preferred Stock have the right to participate on a pro rata basis in sales of Common Stock by Mr. West on the same terms and conditions as Mr. West. Under certain circumstances, Mr. West has a right to require such persons to transfer their shares on a pro rata basis on the same terms and conditions as Mr. West. If the transfer by Mr. West would constitute a change of control pursuant to the terms of the Series A Preferred Stock, holders of the Series A Preferred Stock will be entitled to require Econophone to redeem their shares.

BRIDGE FUNDING BY MORGAN STANLEY GROUP

    On April 24, 1997, Econophone entered into the Note Purchase Agreement, pursuant to which Morgan Stanley Group, an affiliate of the Placement Agent and Princes Gate, agreed to purchase from Econophone up to $15,000,000 of Bridge Notes. At such time, Econophone paid to Morgan Stanley Group a commitment fee of $225,000 and agreed to pay a further fee of 2% of the principal amount of each issuance after the aggregate principal amount of Bridge Notes issued exceeded $5.0 million. Bridge Notes totalling $7.0 million were issued under the Note Purchase Agreement on the following dates: $3.0 million on April 24, 1997; $2.0 million on May 20, 1997; and $1.0 million on each of May 23, 1997 and May 30, 1997. The net proceeds from the Bridge Notes sold by Econophone were $6.6 million and were used to fund equipment and other capital expenditures and operations.

    Immediately following the consummation of the 1997 Unit Offering, all of the outstanding Bridge Notes ($7.0 million) were redeemed and all accrued interest thereon ($143,750) paid. At such time, the facility represented by the Note Purchase Agreement was terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    In connection with the Note Purchase Agreement, Econophone agreed to (i) forego the right to redeem up to 40,000 shares of Series A Preferred Stock from Princes Gate at the stated value of $100 per share plus accrued dividends, (ii) pay up to $100,000 of fees and expenses incurred by Morgan Stanley Group in connection with the transactions contemplated by the Note Purchase Agreement and
(iii) grant to Morgan Stanley Group and its affiliates the right to act as sole underwriter or placement agent in connection with the 1997 Unit Offering and to act as lead underwriter in the event of Econophone's initial public offering.

PRIVATE PLACEMENT OF UNITS AND NOTES BY MORGAN STANLEY

    The Placement Agent acted as placement agent in respect of the 1997 Unit Offering and the Offering. In connection with the 1997 Unit Offering and the Offering, Econophone entered into Placement Agreements with the Placement Agent pursuant to which it purchased the Units or Notes for resale. The Placement Agreements provide, among other things, that the Company and the Placement Agent will indemnify each other against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the other may be required to make in respect thereof. In addition, pursuant to the Placement Agreements, Econophone has certain obligations to register 1997 Notes, Warrants, shares of Common Stock and Notes on a shelf registration statement at the request, and for the benefit of, the Placement Agent and any successor thereto.

RELATED PARTY LOANS

    On December 9, 1992, Econophone borrowed $200,000 from Mrs. Rose West, the mother of Messrs. Alfred West and Steven West, pursuant to an unsecured promissory note bearing interest at the rate of 9% per annum, payable on maturity. The obligation matured on December 8, 1997 and, on such date, was converted into a demand obligation. On November 16, 1993, Econophone borrowed $108,000 from Mrs. West pursuant to an unsecured promissory note that bears interest at a rate of 18% per annum, payable at maturity, and that matures on November 15, 1998.

    Since the third quarter of 1996, Mr. Alfred West has borrowed $214,022 from Econophone pursuant to unsecured, non-interest bearing notes, repayable upon demand.

E-GRAM

    Alfred West, the Chief Executive Officer of Econophone, owns 100% of the stock of E-Gram Corporation. E-Gram Corporation is in the process of developing an enhanced e-mail service that Econophone intends to license from E-Gram Corporation on a non-exclusive basis. Pursuant to the Securityholders Agreement, E-Gram Corporation is required to issue to Princes Gate shares of E-Gram Corporation equal to 10% of the outstanding capital stock thereof upon the commercialization of E-Gram Corporation's technology.

MINORITY INTEREST IN ECONOPHONE SERVICES GMBH

    The brother-in-law of Alfred West owns a 28% interest in Econophone's Swiss subsidiary, Econophone Services GmbH. Econophone Services GmbH is in the initial stages of commencing marketing efforts in Zurich and is expected to, over time, market Econophone's services in additional Swiss markets.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE 1997 UNIT OFFERING

    In connection with the 1997 Unit Offering, Econophone issued $155.0 million of 13 1/2% Senior Notes due 2007 pursuant to the 1997 Indenture among the Company and The Bank of New York, as trustee. On December 5, 1997, the Company consummated an offer to exchange the notes issued in the 1997 Unit Offering (the "1997 Original Notes") for $155.0 million principal amount at maturity of notes that had been registered under the Securities Act (the "1997 Exchange Notes"). As used below and elsewhere herein, the term "1997 Notes" includes the 1997 Original Notes and the 1997 Exchange Notes. As indicated herein, the terms of the 1997 Notes are substantially similar to those of the Notes. See "Description of the Exchange Notes."

PRINCIPAL, MATURITY AND INTEREST

    The 1997 Notes are unsecured unsubordinated obligations of Econophone, limited to $155.0 million aggregate principal amount at maturity, and mature on July 15, 2007. Interest on the 1997 Notes accrues at the rate of 13 1/2% per annum from the most recent interest payment date on which interest has been paid or provided for, payable semiannually (to holders of record at the close of business on the January 1 or July 1 immediately preceding the interest payment date) on January 15 and July 15 of each year, commencing January 15, 1998. At the closing of the 1997 Unit Offering, Econophone used $57.6 of the net proceeds of the 1997 Unit Offering to purchase the Pledged Securities, which were pledged as security for the payment of interest on the principal of the 1997 Notes. Proceeds from the Pledged Securities are being used by Econophone to make interest payments on the 1997 Notes through July 15, 2000. The Pledged Securities are being held by a trustee pending disbursement.

OPTIONAL REDEMPTION

    The 1997 Notes will be redeemable, at Econophone's option, in whole or in part, at any time or from time to time, on or after July 15, 2002 and, prior to maturity, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing July 15 of the years set forth below:

YEAR                                           REDEMPTION PRICE
---------------------------------------------  ----------------
2002                                                 106.750%
2003                                                 103.375%
2004 and thereafter                                  100.000%

    In addition, at any time prior to July 15, 2000, Econophone may redeem up to 35% of the aggregate principal amount of the 1997 Notes with the net proceeds of one or more sales of common equity at a redemption price of 113.50%, plus accrued and unpaid interest, if any, to the redemption date; PROVIDED that (1) at least $100.0 million aggregate principal amount at maturity of 1997 Notes remains outstanding after each such redemption and (2) each such redemption occurs within 180 days of the related sale of common equity.

RANKING

    The indebtedness evidenced by the 1997 Notes ranks PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of Econophone and senior in right of payment to all existing and future subordinated indebtedness of Econophone.

COVENANTS

    The 1997 Indenture restricts, on substantially the same terms as the Indenture, among other things, Econophone's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur certain liens to secure pari passu or subordinated indebtedness, engage in any sale and lease-back transaction, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of Econophone, enter into certain transactions with affiliates, or incur indebtedness that is subordinated in right of payment to any senior indebtedness and senior in right of payment to the 1997 Notes. The 1997 Indenture permits, under the same circumstances as the Indenture, Econophone's subsidiaries to be deemed unrestricted subsidiaries and thus not subject to the restrictions of the 1997 Indenture.

REPURCHASE OF 1997 NOTES UPON A CHANGE OF CONTROL

    Econophone must commence, within 30 days of the occurrence of a Change of Control (as defined in the 1997 Indenture), and consummate an offer to purchase for cash all 1997 Notes then outstanding at a purchase price equal to 101% of the outstanding principal amount, plus accrued interest (if any) at such time. The foregoing covenant requiring Econophone to repurchase the 1997 Notes will, unless consents are obtained, require Econophone to repay all indebtedness then outstanding which by its terms would prohibit such 1997 Note repurchase, either prior to or concurrently with such 1997 Note repurchase.

EVENTS OF DEFAULT

    The 1997 Indenture contains standard events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the 1997 Indenture, (iii) cross defaults on more than $5.0 million of other indebtedness, (iv) failure to pay more than $5.0 million of judgments that have not been stayed by appeal or otherwise and (v) the bankruptcy of Econophone or certain of its subsidiaries. The events of default contained in the 1997 Indenture are the same as those contained in the Indenture.

NTFC VENDOR FINANCING

    On May 28, 1996, Econophone entered into a credit facility with NTFC, which has been amended and increased as to amount on several occasions. On January 28, 1998, the NTFC credit facility was amended and restated in its entirety in order to effect various amendments and increase the amount of NTFC's commitment thereunder (such credit facility, as amended and restated, is referred to herein as the "NTFC Facility"). The NTFC Facility provides for borrowings by Econophone and its subsidiaries to fund certain equipment acquisition costs and related expenses. The NTFC Facility provides for an aggregate commitment of NTFC of $24.0 million pursuant to three tranches of $2.0 million, $3.0 million and $19.0 million. Loans borrowed under each tranche of the NTFC Facility amortize in equal monthly installments over a five year period ending on July 1, 2001, April 1, 2002 and January 1, 2003, respectively. As of December 31, 1997, the aggregate amount outstanding under all tranches of the NTFC Facility was $7.1 million. Loans under the NTFC Facility accrue interest at an interest rate equal to the 90-day commercial paper rate plus 395 basis points (an interest rate of 9.55% as of January 1, 1998), subject to certain quarterly adjustments depending upon financial performance. All of the equipment purchased with the proceeds of the NTFC Facility has been pledged to NTFC.

    The NTFC Facility permits the incurrence of indebtedness (including contingent obligations), the creation of liens and transactions with affiliates on substantially the same terms as the Indenture.

    The NTFC Agreement prohibits Econophone from making any distribution or any redemption of capital stock, directly or indirectly, other than nominal payments in lieu of the issuance of fractional shares upon an exercise of options, warrants or similar agreements or conversion rights and other than any repurchase of Warrants in connection with a repurchase offer by Econophone. Except in connection with certain transactions with affiliates not involving a change of control, Econophone may not enter into or become the subject of, any merger, acquisition of consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, transfer or otherwise dispose of all or any substantial part of its business or assets.

    Econophone also may not make investments in, or advances or loans to, any company not engaged principally in the telecommunications business other than on arm's-length terms. In addition, Econophone may not enter into any new business or make any material change in any of its business objectives, purpose and operations from those related to the telecommunications industry.

    Pursuant to the NTFC Agreement, Econophone may not cease to employ Alfred West (other than by reason of his death or disability) or suffer to exist any material competition by any of Alfred West, Steven West or Gary Bondi, with the business now or hereafter conducted by Econophone.

    The NTFC Facility requires Econophone to maintain a Debt Service Coverage Ratio (as defined therein) for each quarter through December 31, 1999 of not less than 1.10 to 1.00 and for each fiscal quarter thereafter of not less than
1.25 to 1.00. In addition, Econophone must maintain specified minimum cash balances (certain related business investments and acquisitions qualify as cash for the foregoing purposes). Econophone also must have EBITDA (as defined in the NTFC Facility) of not less than: negative $5,500,000 for the fiscal year ending December 31, 1998; $3,000,000 for the fiscal year ending December 31, 1999; $10,000,000 for the fiscal year ending December 31, 2000; and $10,000,000 for the fiscal year ending December 31, 2000.

    Borrowings from NTFC are secured by the equipment purchased therewith and general intangibles and intangible property that is associated with such equipment.

RELATED PARTY LOANS

    In addition to the indebtedness described above, see "Certain Transactions" for a description of certain other indebtedness of Econophone.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of Econophone's Common Stock as of January 1, 1998 by (i) each person known by Econophone to own beneficially more than 5% of the outstanding Common Stock, (ii) each of Econophone's directors, (iii) each of the chief executive officer and the other Named Executive Officers of Econophone and (iv) the directors and executive officers as a group.

                                                                                    BENEFICIAL OWNERSHIP(1)
                                                                            ----------------------------------------
NAME AND ADDRESS                                                             NUMBER OF SHARES       PERCENTAGE OF
OF BENEFICIAL OWNER                                                           OF COMMON STOCK      COMMON STOCK(2)
--------------------------------------------------------------------------  -------------------  -------------------
Alfred West...............................................................        11,000,000(3)            47.0%
Steven West...............................................................         4,500,000(4)            19.2%
Gary Bondi................................................................         4,500,000(5)            19.2%
Princes Gate Investors II, L.P............................................         3,420,701(6)            14.6%
  c/o Morgan Stanley & Co. Incorporated
    1585 Broadway
    New York, NY 10036
Kevin A. Alward...........................................................          --      (7)          --
Abe Grohman...............................................................          --      (8)           *
Jeremy S. Kagan...........................................................            10,000(9)           *
Alan L. Levy..............................................................         1,055,557(10)            4.3%
Stephen Munger............................................................          --                   --
Richard L. Shorten, Jr....................................................          --      (11)         --
Phillip J. Storin.........................................................          --      (12)         --
All Directors and Executive Officers as a Group (10 persons)..............        21,065,557               85.4%

------------------------

* Less than one percent.

(1) Except where otherwise indicated, Econophone believes that all persons listed in the table, based on information provided by such persons, have sole voting and dispositive power over the securities beneficially owned by them, subject to community property laws, where applicable. For purposes of this table, a person is deemed to be the "beneficial owner" of any shares that such person has the right to acquire within 60 days from January 1, 1997. For purposes of computing the percentage of outstanding shares held by each person named above on a given date, any security that such person has the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, the address of each person listed in the table is c/o Econophone, Inc., 45 Broadway, New York, NY 10006.

(2) Determined on an as-converted basis, assuming the conversion of all issued and outstanding shares of Series A Preferred Stock into Common Stock. As of January 1, 1998, each share of Series A Preferred Stock was convertible into
    24.43 shares of Common Stock, or a total of 3,420,701 shares of Common
    Stock.

(3) Includes 860,000 shares held by AT Econ Ltd. Partnership.

(4) Includes 860,000 shares held by SS Econ Ltd. Partnership and 85,000 shares held by SS Econ Ltd. Partnership No. 2.

(5) Includes 860,000 shares held by GS Econ Ltd. Partnership.

(6) Includes 31,704 shares of Series A Preferred Stock, which were convertible into 774,528 shares of Common Stock on January 1,1998, owned by affiliates of Princes Gate over which Princes Gate has sole voting power.

(7) Mr. Alward commenced employment with Econophone during February 1998 and will be granted options under the Incentive Plan during 1998.

(8) Does not include options to purchase 50,000 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after January 1, 1998.

(9) Does not include options to purchase 20,000 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after January 1, 1998.

(10) All of such shares are issuable upon the exercise of options. Does not include options to purchase 944,443 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after January 1, 1998.

(11) Does not include options to purchase 50,000 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after January 1, 1998.

(12) Mr. Storin commenced employment with Econophone during February 1998 and will be granted options under the Incentive Plan during 1998.

                       DESCRIPTION OF THE EXCHANGE NOTES

    The Exchange Notes are to be issued under an Indenture, dated as of February 18, 1998, between the Company, as issuer, and The Bank of New York, as trustee. A copy of the Indenture is available upon request from the Company. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by reference to the Trust Indenture Act of 1939, as amended. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. The term "Note" or "Notes" includes the Original Notes and the Exchange Notes. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions."

GENERAL

    The Notes are unsecured unsubordinated obligations of the Company, limited to $300.0 million aggregate principal amount at maturity, and will mature on February 15, 2008. Although for federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accrues, no interest will be payable on the Notes prior to August 15, 2003. From and after February 15, 2003, interest on the Notes will accrue at the rate of 11.0% from February 15, 2003 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the February 1 or August 1 immediately preceding the Interest Payment Date) on February 15 and August 15 of each year, commencing August 15 , 2003. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee at 101 Barclay Street, New York, New York 10286; PROVIDED that, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses as they appear in the Security Register.

    The Exchange Notes initially will be represented by Global Notes. See "--Book-Entry; Delivery and Form."

OPTIONAL REDEMPTION

    The Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after February 15, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing February 15 of the years set forth below:

YEAR                                           REDEMPTION PRICE
---------------------------------------------  ----------------
2003                                                 105.500%
2004                                                 103.667%
2005                                                 101.833%
2006 and thereafter                                  100.000%

    In addition, at any time prior to February 15, 2001, the Company may redeem up to 35% of the initial aggregate principal amount of the Notes originally issued with the proceeds of one or more Public Equity Offerings following which a Public Market occurs, at any time as a whole, or from time to time in part, at a

Redemption Price (expressed as a percentage of Accreted Value on the Redemption
Date) of 111.0%; PROVIDED that (1) at least 65% of the initially issued Notes remain outstanding and (2) each such redemption occurs within 180 days of the related Public Equity Offering.

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; PROVIDED that no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount at maturity thereof to be redeemed. A new Note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

REGISTRATION RIGHTS

    There will be no registration rights with respect to the Exchange Notes, except that the Company has granted certain registration rights to Morgan Stanley and that certain brokers or dealers registered under the Exchange Act who may be deemed to be "underwriters" with respect to the Exchange Notes may be entitled to continuing registration rights which the Company granted with respect to the Exchange Notes. See "Plan of Distribution."

RANKING

    The indebtedness evidenced by the Notes ranks PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. As of December 31, 1997, Econophone had $157.9 million of indebtedness outstanding, all of which was unsubordinated and $149.7 million of which was secured by $59.0 million of restricted cash. Substantially all of the remaining indebtedness is secured by telecommunications assets. The Notes are effectively subordinated to the secured indebtedness to the extent of the security interest related thereto.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized terms used herein for which no definition is provided. For the purposes of these definitions, the terms "Note" or "Notes" shall mean the Original Notes and the Exchange Notes.

    "Accreted Value" means, for any Specified Date, the amount provided below for each $1,000 principal amount at maturity of Notes:

        (i) if the Specified Date occurs on one of the following dates (each a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

                                                                                   ACCRETED
SEMI-ANNUAL ACCRUAL DATE                                                             VALUE
-------------------------------------------------------------------------------  -------------
August 15, 1998................................................................   $    617.62
February 15, 1999..............................................................   $    651.59
August 15, 1999................................................................   $    687.43
February 15, 2000..............................................................   $    725.24
August 15, 2000................................................................   $    765.13
February 15, 2001..............................................................   $    807.21
August 15, 2001................................................................   $    851.61
February 15, 2002..............................................................   $    898.45
August 15, 2002................................................................   $    947.86
February 15, 2003..............................................................   $  1,000.00

        (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) $585.95 and (b) an amount equal to the product of (1) the Accreted Value for the First Semi-Annual Accrual Date less $585.95 MULTIPLIED by (2) a fraction, the numerator of which is the number of days from the Closing Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days from the Closing Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

        (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and
    (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date MULTIPLIED by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

        (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

    "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary, whether or not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; PROVIDED that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

    "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; PROVIDED that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income (or loss) of any Person that is not a Restricted Subsidiary, except (x) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period and (y) with respect to net losses, to the extent of the amount of Investments made by the Company or any Restricted Subsidiary in such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted

Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; (vi) all extraordinary gains and extraordinary losses and (vii) any compensation expense paid or payable solely with Capital Stock (other than Disqualified Stock) of the Company or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of the Company.

    "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

    "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

    "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; PROVIDED that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitutes substantially all of a division or line of business of such Person; PROVIDED that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

    "Asset Disposition" means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

    "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction but excluding any Lien granted in compliance with the "Limitation on Liens" covenant ) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets (other than the Capital Stock of, or other Investment in, an Unrestricted Subsidiary) of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not (A) a Restricted Payment permitted under the "Limitation on Restricted Payments" covenant or (B) governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of the assets of the Company; PROVIDED that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales or other dispositions of assets or the issuance of any Capital Stock of any Restricted Subsidiary or Permitted Joint Venture for consideration at least equal to the fair market value of the assets sold or disposed of, provided that the consideration received would constitute property or assets of the kind described in clause (B) of the "Limitation on Asset Sales" covenant, including consideration that consists of technology, licenses or expertise useful in the business of the Company and its Restricted Subsidiaries, (c) sales or other dispositions of obsolete or outdated equipment; PROVIDED that each such sale or other disposition or series of such sales or such other dispositions shall not involve assets that are material to the business of the Company and its Restricted Subsidiaries, taken as a whole, and (d) sales or other dispositions during any 12-month period of assets with an aggregate fair market value not in excess of $1.0 million.

    "Attributable Indebtedness" means, when used in connnection with a sale-leaseback transaction referred to in the "Limitation on Sale-Leaseback Transactions" covenant described below, at any date of determination, the product of (i) the net proceeds from such sale-leaseback transaction and (ii) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale-leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease (without regard to any options to renew or extend such term) measured from the first day of such term.

    "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

    "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

    "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

    "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

    "Change of Control" means such time as (i) (a) prior to the occurrence of a Public Market, a "person" or "group" (within the meaning of Section 13(d) or 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders and their Affiliates on such date and (b) after the occurrence of a Public Market, a "person" or "group" (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act) of more than 35% of the total voting power of the Voting Stock of the Company on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders and their Affiliates on such date; or (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election to the Board of Directors, or whose nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

    "Closing Date" means the date on which the Notes are originally issued under the Indenture.

    "Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non voting) of such Person's equity, other than Preferred Stock of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of such common stock.

    "Consolidated EBITDA" means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; PROVIDED that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

    "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and the interest component of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; EXCLUDING, HOWEVER,
(i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

    "Consolidated Leverage Ratio" means, on any Transaction Date, the ratio of
(i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to
(ii) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters for which financial statements of the Company have been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant described below, or, with respect to quarters for which no reports are required to be filed, for which such financial statements are then available, as determined by the Company (such four fiscal quarter period being the "Four Quarter Period"); PROVIDED that (A) (x) PRO FORMA effect shall be given to any Indebtedness (including, if applicable, the Notes) Incurred during such Four Quarter Period or subsequent to the end of such Four Quarter Period and on or prior to the Transaction Date, in each case as if such Indebtedness had been Incurred, and the proceeds thereof had been applied, on the first day of such Four Quarter Period and (y) PRO FORMA effect shall be given to any Indebtedness that was outstanding during such Four Quarter Period or thereafter but that is not outstanding or is to be repaid, defeased or satisfied on the Transaction Date, as if such Indebtedness had been repaid, defeased or satisfied on the first day of the Four Quarter Period; (B) PRO FORMA effect shall be given to Asset Dispositions and Asset Acquisitions (including giving PRO FORMA effect to the application of proceeds of any Asset Disposition) that occur during the period beginning on the first day of such Four Quarter Period and ending on the Transaction Date (the "Reference Period"), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) PRO FORMA effect shall be given to asset dispositions and asset acquisitions (including giving PRO FORMA effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into, or consolidated with, the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; PROVIDED that to the extent that clause (B) or (C) of this sentence requires that PRO FORMA effect be given to an Asset Acquisition or Asset Disposition, such PRO FORMA calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

    "Consolidated Net Tangible Assets" means the total book value of the assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (i) all current liabilities of the Company and its consolidated Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recently available consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries, prepared in conformity with GAAP.

    "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

    "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

    "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; PROVIDED that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an

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"asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

    "Existing Stockholders" means Alfred West, Steven West and any spouse or lineal descendant thereof or any estate thereof or any trust of which any of the foregoing are the exclusive beneficiaries and Princes Gate.

    "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution; PROVIDED that for purposes of clause (viii) of the second paragraph of the "Limitation on Indebtedness" covenant, (x) the fair market value of any security registered under the Exchange Act shall be the average of the closing prices, regular way, of such security for the 20 consecutive trading days immediately preceding the applicable capital contribution or sale of Capital Stock and (y) in the event the aggregate fair market value of any other property (other than cash or cash equivalents) received by the Company exceeds $10 million, the fair market value of such property shall be determined by a nationally recognized investment banking firm and set forth in their written opinion which shall be delivered to the Trustee.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession; PROVIDED, HOWEVER, that all reports and other financial information provided by the Company to the Holders of the Notes or the Trustee shall be prepared in accordance with GAAP as in effect on the date of such report or other financial information. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization or write off of any expenses incurred in connection with the offering of the Notes, the Bridge Notes and the Series A Preferred Stock and (ii) except as otherwise PROVIDED, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

    "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; PROVIDED that neither

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the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

    "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, PROVIDED (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the original issue price of such Indebtedness, (B) that "Indebtedness" shall not include any money borrowed and set aside, at the time of the incurrence of related Indebtedness, to fund cash interest payments on such related Indebtedness, and shall also not include reasonable deferred compensation for directors, officers or employees of the Company or its Restricted Subsidiaries and (C) that "Indebtedness" shall not include any liability for federal, state, local or other taxes.

    "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

    "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries and Trade Payables for which the Company or its Restricted Subsidiaries receive fair market value) or capital contribution to (by means of any transfer of cash or other property), or any payment for property or services for the account or use of, or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including, without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant; PROVIDED that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction in such Investments. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the

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assets (net of liabilities (other than liabilities to the Company or any of its
Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

    "Moody's" means Moody's Investors Service, Inc. and its successors.

    "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) any relocation expenses and severance or shut-down costs incurred as a result of such Asset Sale, (iv) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (v) reserves against adjustments in the sale price of the asset or assets subject to such Asset Sale and reserves against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Offer to Purchase" means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating:
(i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest (or original issue discount) pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest (or original issue discount) on and after the Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount at maturity of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount at maturity to the unpurchased portion of the Notes surrendered; PROVIDED that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or an integral multiple thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount at maturity to any unpurchased portion of the Note surrendered; PROVIDED that each Note purchased and each new
Note issued shall be in a principal amount at maturity of $1,000 or an integral multiple thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

    "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; PROVIDED that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP and reasonable advances to sales representatives; (iv) Investments received in satisfaction of judgments, bankruptcy, insolvency, workouts or similar arrangements; (v) loans to employees of the Company or any Restricted Subsidiary (A) evidenced by unsubordinated promissory notes, to the extent the proceeds thereof are used to purchase Capital Stock of the Company, that do not in the aggregate exceed at any one time outstanding $3.0 million and
(B) to pay relocation or similar expenses that do not in the aggregate exceed at any one time outstanding $500,000; (vi) Investments in debt securities or other evidences of Indebtedness (A) that are issued by companies engaged in the telecommunications business and (B) for which no public market exists; PROVIDED that when each Investment pursuant to this clause (vi) is made, the aggregate amount of Investments outstanding under this clause (vi) does not exceed the greater of (I) $2.0 million and (II) 1% of Consolidated EBITDA for the Four Quarter Period; (vii) Investments existing on the Closing Date; (viii) Strategic Investments not to exceed $10.0 million at any one time outstanding; (ix) Investments in Permitted Joint Ventures not to exceed $10.0 million at any one time outstanding; (x) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker's compensation, performance and other similar deposits; and (xi) Interest Rate Agreements and Currency Agreements designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in interest rates or foreign currency exchange rates.

    "Permitted Joint Venture" means any Unrestricted Subsidiary or any other Person in which the Company or a Restricted Subsidiary owns, directly or indirectly, an ownership interest (other than a Restricted Subsidiary) and whose primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries at the time of determination.

    "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; PROVIDED that
(a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (1) to finance the cost (including the cost of design, development, improvement, acquisition, construction, installation, transportation or integration) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; PROVIDED that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property, assets, Capital Stock or Indebtedness of the Person so acquired; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary of the Company that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; (xviii) Liens on or sales of receivables; (xix) Liens existing on the Closing Date and (xx) Liens that secure Indebtedness in an aggregate principal amount not in excess of $5.0 million at any time outstanding.

    "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference equity, whether now outstanding or issued after the Closing Date, including, without limitation, all series and classes of such preferred stock or preference stock.

    "Public Equity Offering" means an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act.

    A "Public Market" shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding Common Stock of the Company has been distributed

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by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

    "Released Indebtedness" means, with respect to any Asset Sale, Indebtedness
(i) which is owed by the Company or any Restricted Subsidiary (the "Obligors") prior to such Asset Sale, (ii) which is assumed by the purchaser or any affiliate thereof in connection with such Asset Sale and (iii) with respect to which the Obligors receive written, unconditional, valid and enforceable releases from each creditor, no later than the closing date of such Asset Sale.

    "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

    "S&P" means Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., and its successors.

    "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

    "Specified Date" means any Redemption Date, any Payment Date for an Offer to Purchase or any date on which the Notes first become due and payable after an Event of Default.

    "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

    "Strategic Investments" means (A) Investments that the Board of Directors has determined in good faith will enable the Company or any of its Restricted Subsidiaries to obtain additional business that it might not be able to obtain without making such Investment and (B) Investments in entities the principal function of which is to perform research and development with respect to products and services that may be used or useful in the telecommunications business; PROVIDED that the Company or one of its Restricted Subsidiaries are entitled or otherwise reasonably expected to obtain rights to such products or services as a result of such Investment.

    "Strategic Subordinated Indebtedness" means Indebtedness of the Company Incurred to finance the acquisition of a Person engaged in a business that is related, ancillary or complementary to the business conducted by the Company or any of its Restricted Subsidiaries, which Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred, (i) is expressly made subordinate in right of payment to the Notes and
(ii) provides that no payment of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to the payment in full of all of the Company's obligations under the Notes; PROVIDED that such Indebtedness may provide for and be repaid at any time from the proceeds of a capital contribution or the sale of Capital Stock (other than Disqualified Stock) of the Company after the Incurrence of such Indebtedness.

    "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

    "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) bankers' acceptances, time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one

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nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, (v) securities with maturities of nine months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's, (vi) direct obligations of the British, Belgian, Dutch, French, German or Swiss governments or obligations fully and unconditionally guaranteed by any of such governments and (vii) certificates of deposit, bank promissory notes and bankers' acceptances denominated in the currency of any country of the European Union maturing not more than 365 days after the acquisition thereof and issued or guaranteed by any one of the 20 largest banks (based on assets as of the immediately preceding December 31) organized under the laws of any country in the European Union; PROVIDED such bank is not under intervention, receivership or any similar arrangement at the time of acquisition of such certificates of deposit, bank promissory notes or bankers' acceptances; PROVIDED that the aggregate principal amount of all obligations and Indebtedness included in clauses (vi) and (vii) above shall not exceed at any one time outstanding $10.0 million.

    "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; PROVIDED that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that immediately after giving effect to such designation (x) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

    "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

    The Indenture will contain, among others, the following covenants.

    LIMITATION ON INDEBTEDNESS

    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Closing Date); PROVIDED that the Company and any Restricted Subsidiary may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be greater than zero and (i) less than 5 to 1, for Indebtedness Incurred by the Company, or (ii) less than 2 to 1, for Indebtedness Incurred by any Restricted Subsidiary.

    Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $100.0 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness owed (A) to the Company evidenced by a promissory note or (B) to any Restricted Subsidiary; PROVIDED that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to renew, extend, defease, refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clause (i), (ii), (iv), (vi), (viii) or (xii) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so renewed, extended, defeased, refinanced or refunded (plus premiums, accrued interest, fees and expenses); PROVIDED that Indebtedness the proceeds of which are used to renew, extend, defease, refinance or refund the Notes in part or Indebtedness that is PARI PASSU with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is PARI PASSU with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made PARI PASSU with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes; and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be renewed, extended, defeased, refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be renewed, extended, defeased, refinanced or refunded; and PROVIDED FURTHER that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business,
(B) under Currency Agreements and Interest Rate Agreements; PROVIDED that such agreements (a) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly
(A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "Defeasance"; (vi) Guarantees of the Notes and Guarantees of Indebtedness of the Company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below;
(vii) Indebtedness (including Guarantees) Incurred to finance the cost (including the cost of design, development, improvement, acquisition, construction, installation, transportation or integration) to acquire equipment, inventory or other tangible assets used or useful in the telecommunications business of the Company and its Restricted Subsidiaries acquired (including acquisitions by way of Capitalized Lease and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the fair market value of the equipment, inventory or other assets so acquired) by the Company or a Restricted Subsidiary after the Closing Date; (viii) Indebtedness of the Company not to exceed, at any one time outstanding, two times the sum of
(A) the Net Cash Proceeds received by the Company after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent (I) such capital contribution or Net Cash Proceeds have not been used pursuant to clause (C)(2) of the first paragraph of, or clause (iii), (iv) or
(viii) of the second paragraph of, the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment and (II) if such capital contribution or Net Cash Proceeds are used to consummate a transaction pursuant to which the Company Incurs Acquired Indebtedness, the amount of such Net Cash Proceeds exceeds one-half of the amount of Acquired Indebtedness so Incurred and
(B) 80% of the fair market value of property (other than cash and cash equivalents) received by the Company after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent (I) such capital contribution or sale of Capital Stock has not been used pursuant to clause (iii), (iv) or (viii) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment and (II) if such capital contribution or Capital Stock is used to consummate a transaction pursuant to which the Company Incurs Acquired Indebtedness, 80% of the fair market value of the property received exceeds one-half of the amount of Acquired Indebtedness so Incurred; PROVIDED that such Indebtedness does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes; (ix) Acquired Indebtedness; (x) Strategic Subordinated Indebtedness; (xi) subordinated Indebtedness of the Company (in addition to Indebtedness permitted under clauses (i) through (x) above and clause (xii) below) in an aggregate principal amount outstanding at any time not to exceed $100.0 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; and (xii) Indebtedness of the Company and any Restricted Subsidiary; PROVIDED that at the time of the Incurrence of any Indebtedness under this clause (xii) the amount of Indebtedness under this clause (xii) does not exceed in aggregate 70% of the accounts receivable (net of accounts more than 60 days past due and reserves and allowances for doubtful accounts, determined in accordance with GAAP) of the Company and its Restricted Subsidiaries on a consolidated basis as set forth on the balance sheet of the Company most recently filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant.

    (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

    (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Guarantees, Liens, letters of credit or other obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

    LIMITATION ON RESTRICTED PAYMENTS

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (x) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person other than the Company or any Wholly Owned Restricted Subsidiary or (y) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes (other than the purchase, repurchase or the acquisition of Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in any case due within one year of the date of acquisition) or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) except with respect to Investments, the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss (determined by excluding amounts referred to in clause (3) below)) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant PLUS (2) (A) the aggregate Net Cash Proceeds received by the Company after the Closing Date as a capital contribution or from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any convertible Indebtedness, Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), (B) the aggregate Net Cash Proceeds received after the Closing Date by the Company from the issuance or sale (other than to a Subsidiary of the Company) of debt securities or shares of Disqualified Stock that have been converted into or exchanged for Common Stock of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange, in each case except to the extent such Net Cash Proceeds are used to Incur Indebtedness

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
pursuant to clause (viii) of the second paragraph under the "Limitation on Indebtedness" covenant, and (C) the amount by which Indebtedness of the Company and its Restricted Subsidiaries is reduced upon the conversion or exchange subsequent to the Closing Date of any Indebtedness which is convertible into or exchangeable for Capital Stock (other than Disqualified Stock) of the Company PLUS (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

    The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution to the Company or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of a capital contribution to the Company or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company to the extent necessary, in the good faith judgment of the Board of Directors of the Company, to prevent the loss or secure the renewal or reinstatement of any license or franchise held by the Company or any Restricted Subsidiary from any governmental agency; (vii) the declaration or payment of dividends on the Common Stock of the Company following a Public Equity Offering of such Common Stock, of up to 6% per annum of the Net Cash Proceeds received by the Company in all Public Equity Offerings; (viii) Investments in any Person the primary business of which is related, ancillary or complementary to the business of the Company and its Restricted Subsidiaries on the date of such Investments; PROVIDED that the aggregate amount of Investments made pursuant to this clause (viii) does not exceed the sum of (a) $20.0 million and (b) the amount of Net Cash Proceeds received by the Company after the Closing Date as a capital contribution or from the sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (viii) of the second paragraph under the "Limitation on Indebtedness" covenant or to make Restricted Payments pursuant to clause (C)(2) of the first paragraph, or clause (iii) or (iv) of this paragraph, of this "Limitation on Restricted Payments" covenant, and (c) the net reduction in Investments made pursuant to this clause (viii) resulting from distributions on or repayments of such Investments or from the Net Cash Proceeds from the sale of any such Investment (except in each case to the extent any such payment or proceeds is included in the calculation of Adjusted Consolidated Net Income) or from such Person becoming a Restricted Subsidiary (valued in each case as provided in the definition of "Investments"), PROVIDED that the net reduction in any Investment shall not exceed the amount of such Investment; (ix) the purchase, redemption, retirement or other acquisition for value of shares of Capital Stock of the Company, or options to purchase such shares,

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
held by directors, officers or employees or former directors, officers or employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement, termination of employment or pursuant to the terms of any agreement under which such shares of Capital Stock or options were issued; PROVIDED that the aggregate consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or options after the Closing Date does not exceed $500,000 in any calendar year, or $5.0 million in the aggregate after the Closing Date; (x) any Investment, to the extent the consideration therefor paid by the Company and its Restricted Subsidiaries consists solely of Capital Stock (other than Disqualified Stock) of the Company;
(xi) repurchases of Warrants pursuant to a Repurchase Offer; or (xii) other Restricted Payments in an aggregate amount not to exceed $2.0 million; PROVIDED that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

    Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or
(iv) thereof and the Restricted Payment referred to in clause (x) thereof) and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses
(iii), (iv) and (viii) thereof shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is PARI PASSU with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

    The amount of any Investment "outstanding" at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to the Company and its Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment on the date made).

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED
     SUBSIDIARIES

    The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

    The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; PROVIDED that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any extensions, refinancings, renewals or replacements of the agreement containing such encumbrance or restriction; PROVIDED that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company, or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; (vi) contained in the terms of Indebtedness having an aggregate principal amount not in excess of the greater of (1) $10.0 million or (2) 10% of Consolidated EBITDA for the Four Quarter Period or any agreement pursuant to which such Indebtedness is outstanding (in each case Incurred by a Restricted Subsidiary in compliance with the "Limitation on Indebtedness" covenant) if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders than is customary in comparable financings (as determined by the Company), (C) the Company determines that any such encumbrance or restriction will not materially affect its ability to make principal or interest payments on the Notes, (D) if the aggregate principal amount of such Indebtedness exceeds the greater of (1) $5.0 million and (2) 5% of Consolidated EBITDA for the Four Quarter Period, the documents pursuant to which all such indebtedness in excess of such amount is outstanding expressly state that such Restricted Subsidiary shall be entitled to take the actions referred to in clauses (i) through (iv) of the first paragraph of this covenant in an amount not to exceed 50% of the consolidated net income of such Restricted Subsidiary (after making adjustments thereto in the nature of the adjustments referred to in the definition of "Adjusted Consolidated Net Income") and (E) the Investments made by the Company and its Restricted Subsidiaries in such Restricted Subsidiary are reasonably related to the business of such Restricted Subsidiary; and (vii) provisions contained in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any particular class of Capital Stock of a Person other than on a PRO RATA basis. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

    LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED
     SUBSIDIARIES

    The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, provided any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant, if made on the date of such issuance or sale; (iv) issuances or sales of Common Stock of a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary applies the Net Cash Proceeds, if any, of any such sale in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant and (v) issuances and sales of up to 6% of the Common Stock of each Restricted Subsidiary in connection with employee benefit plans or arrangements.

    LIMITATION ON ISSUANCES OF GUARANTEES BY RESTRICTED SUBSIDIARIES

    The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is PARI PASSU with or subordinate in right of payment to the Notes

("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; PROVIDED that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) PARI PASSU with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be PARI PASSU with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

    Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

    LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

    The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view, (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries, (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company, (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes, (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant, (vi) employment agreements with, and loans and advances to, officers and employees of the Company and its Restricted Subsidiaries, in each case in the ordinary course of business, (vii) customary indemnification arrangements in favor of directors and officers of the Company and its Restricted Subsidiaries or (viii) transactions in accordance with the provisions of the Series A Preferred Stock of the Company as set forth in the Certificate of Incorporation of the Company on the Closing Date. Notwithstanding the foregoing, any transaction covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (vi) of this paragraph, the aggregate amount of which exceeds $3.0 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

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    LIMITATION ON LIENS

    The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including, without limitation, licenses), or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien unless, after giving effect thereto, the aggregate amount of any Indebtedness so secured, plus the Attributable Indebtedness for all sale-leaseback transactions permitted under the "Limitation on Sale-Leaseback Transactions" covenant, does not exceed 10% of Consolidated Net Tangible Assets.

    The foregoing limitation does not apply to (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders;
(iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (iii) of the second paragraph of the "Limitation on Indebtedness" covenant; PROVIDED that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens on assets acquired by the Company or its Restricted Subsidiaries after the Closing Date, that are not incurred in contemplation of or in connection with such acquisition; (vi) Liens on the Capital Stock of, or any property or assets of, a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the "Limitation on Indebtedness" covenant; or (vii) Permitted Liens.

    In the event that the Lien the existence of which gives rise to a Lien securing the Notes pursuant to the provisions of this covenant ceases to exist, the Lien securing the Notes required by the first paragraph of this covenant shall automatically be released and the Trustee shall execute appropriate documentation.

    LIMITATION ON SALE-LEASEBACK TRANSACTIONS

    The Company will not, and will not permit any Restricted Subsidiary to enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

    The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or (iv) the Company or such Restricted Subsidiary, within twelve months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

    LIMITATION ON ASSET SALES

    The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless (i) the consideration received by the Company or such Restricted Subsidiary (including any Released Indebtedness) is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received (including any Released Indebtedness) consists of (1) cash, Temporary Cash Investments or Released Indebtedness and
(2) Indebtedness of any Person which is either repaid in cash or sold for cash within 90 days of such Asset Sale (for purposes of calculating the amount of

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such Indebtedness, such Indebtedness shall be valued at its principal amount, if it matures within 180 days of the consummation of such Asset Sale, or its fair market value, in all other cases), PROVIDED, HOWEVER, that this clause (ii) shall not apply to any long-term assignments in capacity in a telecommunications network. In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within twelve months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the twelve-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such twelve-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

    If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5.0 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate Accreted Value of Notes on the relevant Payment Date equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the Accreted Value of the Notes on the relevant Payment Date, plus, in each case, accrued interest (if any) to the Payment Date. Upon the consummation of an Offer to Purchase pursuant to this covenant, the amount of Excess Proceeds shall be deemed to be equal to zero, plus the amount of any Excess Proceeds not theretofore subject to an Offer to Purchase.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

    The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the Accreted Value thereof on the relevant Payment Date, plus accrued interest (if any) to the Payment Date.

    There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

    Econophone will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other applicable federal securities laws in connection with the repurchase of Notes as a result of a Change of Control.

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COMMISSION REPORTS AND REPORTS TO HOLDERS

    The Company shall file with the Commission the annual, quarterly and other reports and other information required by Section 13(a) or 15(d) of the Exchange Act, regardless of whether such sections of the Exchange Act are applicable to the Company, and shall mail or cause to be mailed copies of such reports to Holders and the Trustee within 15 days after the date it would have been required to file such reports with the Commission had it been subject to such sections; PROVIDED, HOWEVER, that the copies of such reports mailed to Holders may omit exhibits, which the Company will supply to any Holder at such Holder's request.

EVENTS OF DEFAULT

    The following events will be defined as "Events of Default" in the
Indenture: (a) default in the payment of principal or Accreted Value of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant; (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount at maturity of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $5.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $5.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or (h) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

    If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of

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at least 25% in aggregate principal amount at maturity of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the Accreted Value of, premium, if any, and accrued interest, if any, on the Notes to be immediately due and payable. Upon a declaration of acceleration, such Accreted Value, premium, if any, and accrued interest, if any, shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the Accreted Value of, premium, if any, and accrued interest, if any, on the Notes then outstanding shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount at maturity of the outstanding Notes, by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the Accreted Value of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "--Modification and Waiver."

    The Holders of at least a majority in aggregate principal amount at maturity of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount at maturity of outstanding Notes make a written request to the Trustee to pursue the remedy;
(iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense with respect to complying with the request; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the Accreted Value of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

    The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased

                                      117
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such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;
(iv) immediately after giving effect to such transaction on a pro forma basis, the Company, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; PROVIDED that this clause (iv) shall not apply to (x) a consolidation, merger or sale of all (but not less than all) of the assets of the Company if all Liens and Indebtedness of the Company or any Person becoming the successor obligor on the Notes, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would, if Incurred at such time, have been permitted to be Incurred (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Company and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture or (y) a consolidation, merger or sale of all or substantially all of the assets of the Company if immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have a Consolidated Leverage Ratio equal to or less than the Consolidated Leverage Ratio of the Company immediately prior to such transaction; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv) above) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; PROVIDED, HOWEVER, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company, and that such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

    DEFEASANCE AND DISCHARGE. The Indenture will provide that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

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(C) immediately after giving effect to such deposit on a pro forma basis, no
Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company, or any of its Subsidiaries is bound, and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

    DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," and that clause (c) under "Events of Default" with respect to such clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets," clause
(d) under "Events of Default" with respect to such other covenants and clauses
(e) and (f) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

    DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the outstanding Notes; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the Accreted Value of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (vii) reduce the percentage or aggregate principal amount at maturity of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

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NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR
  EMPLOYEES

    The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

    The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

    The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; PROVIDED, HOWEVER, that, if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM

    THE GLOBAL NOTES. Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

    So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with applicable procedures of DTC, in addition to those provided for under the Indenture.

    Payments of the principal of, and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Econophone, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Econophone expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note, as shown on the records of DTC or its nominee. Econophone also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Note for any reason, such holder must transfer its interest in the Global Note in accordance with DTC's applicable procedures.

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    Econophone expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose accounts the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for certificated notes ("Certificated Notes"), which it will distribute to its participants.

    Econophone understands that: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

    Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Econophone nor the Trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

    CERTIFICATED NOTES. If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by Econophone within 90 days, Econophone will issue Certificated Notes in exchange for the Global Notes.

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
                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE NOTES.

    The following discussion summarizes certain material United States federal income tax consequences of the exchange of the Original Notes for the Exchange Notes and the ownership and disposition of the Exchange Notes. The discussion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), currently applicable Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof. Such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. The following discussion is intended as a descriptive summary only. It is not a complete analysis and does not address tax consequences of holding the Exchange Notes that may be relevant to investors in special tax situations, such as insurance companies, banks, investors subject to the alternative minimum tax, tax-exempt organizations, dealers in securities or other investors holding the Exchange Notes as other than capital assets, and investors holding the Exchange Notes as a hedge or as part of a hedging, straddle or conversion transaction. Finally, the discussion does not address the effect of any United States state or local tax law or foreign tax law. The summary of U.S. federal income taxes below is based upon the advice of Schulte Roth & Zabel LLP, counsel to Econophone.

    For purposes of this summary, the term "U.S. Holder" means a beneficial owner of an Exchange Note that is (a) an individual who is a United States citizen or resident, (b) a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to federal income tax regardless of source, or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" means a beneficial owner of an Exchange Note that is not a U.S. Holder.

UNITED STATES HOLDERS

    EXCHANGE

    The exchange of Original Notes for Exchange Notes pursuant to the Exchange Offer will not be a taxable event for U.S. federal income tax purposes. As a result, there will not be any material U.S. federal income tax consequences to a holder exchanging Original Notes for Exchange Notes pursuant to the Exchange Offer.

    Because each Exchange Note will be treated as a continuation of the corresponding Original Note, the remainder of this discussion of federal income tax considerations generally refers to "Notes."

    ORIGINAL ISSUE DISCOUNT

    GENERAL. A debt obligation that has an issue price that is less than its stated redemption price at maturity ("SRPM") by more than a DE MINIMIS amount is treated as issued with OID for federal income tax purposes. As explained below, the issue price of the Notes was substantially less than their SRPM, so the Notes were issued with original issue discount ("OID").

    Generally, the issue price of a Note was the first price at which a substantial amount of the Notes was sold to the public (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The SRPM of a Note is the sum of all

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payments provided by the Note that are not payments of "qualified stated
interest". "Qualified stated interest" generally means stated interest that is unconditionally payable in cash or property other than debt instruments of the Company at least annually at a single fixed rate (or at certain qualifying variable rates) applied to the outstanding principal amount of the Note. The Notes were issued at a discount from their stated principal amount. In addition, stated interest on the Notes is not payable until August 15, 2003. As a result, the stated interest on the Notes will not be "qualified stated interest" and all payments of stated interest will be included in the SRPM of the Notes. Accordingly, the Notes were issued with OID.

    U.S. Holders must generally include OID in gross income for federal income tax purposes on an annual basis under a constant yield method without regard to the holder's method of accounting for tax purposes. As a result, U.S. Holders will generally be required to include OID in income in advance of the receipt of cash attributable to the stated interest. OID accrues based on a compounded, constant yield to maturity. Accordingly, U.S. Holders of Notes will be required to include in income increasingly greater amounts of OID in successive accrual periods. However, U.S. Holders generally will not be required to include separately in income cash payments received on the Notes, even if denominated as interest. The aggregate amount of OID on each Note equals the excess of such Note's SRPM over such Note's issue price.

    The amount of OID includible in income by a U.S. Holder of a Note is the sum of the "daily portions" of OID with respect to the Note for each day during the taxable year (or portion of the taxable year) in which such U.S. Holder held such Note. The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for a Note may be of any length and may vary in length over the term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period.

    In general, the amount of OID allocable to an accrual period is an amount equal to the product of the Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). The Notes' yield to maturity is the rate that, when used to determine the present value of all payments due under the Notes, produces an amount equal to the issue price of the Notes. The yield must be constant over the term and must be calculated to at least two decimal places (e.g., 10.50%). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition premium, as described below) and reduced by any payments made on such Note on or before the first day of the accrual period.

    The Treasury regulations contain special rules that allow any reasonable method to be used in determining the amount of OID allocable to a short initial accrual period, provided all other accrual periods are of equal length, and require that the amount of OID allocable to the final accrual period equals the excess of the amount payable at the maturity of the Note (other than any payment of qualified stated interest) over the Note's adjusted issue price as of the beginning of such final accrual period. In addition, if an interval between payments of qualified stated interest contains more than one accrual period, then the amount of qualified stated interest payable at the end of such interval is allocated pro rata (on the basis of their relative lengths) between the accrual periods contained in the interval.

    The Company does not intend to treat the possibility of an optional redemption or of the repurchase of the Notes upon a Change of Control as giving rise to any additional accrual of OID or recognition of ordinary income upon redemption, sale or exchange of a Note.

    APPLICABLE HIGH YIELD DISCOUNT OBLIGATIONS. The Notes are considered "applicable high yield discount obligations" ("AHYDOs") under Section 163(i) of the Code. As a result, the Company will not be

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
permitted to deduct any OID in respect to the Notes until amounts corresponding to such OID are paid in cash.

    MARKET DISCOUNT. A U.S. Holder that purchases a Note at a market discount (as described below) generally will be required to treat any principal payments on, or any gain on the disposition (including by way of a gift) or maturity of, such Note as ordinary income to the extent of the accrued market discount (not previously included in income) at the time of such payment or disposition. In general, market discount is the amount by which a Note's adjusted issue price exceeds the U.S. Holder's basis in the Note immediately after the Note is acquired. If such difference is less than a specified DE MINIMIS amount, the market discount will be disregarded. Market discount on a Note will accrue ratably during the period from the date of acquisition to the maturity of a Note, unless the U.S. Holder elects to accrue such market discount on the constant yield method. This election is irrevocable and applies only to the Note for which it is made.

    The U.S. Holder may also elect to include market discount in income currently as it accrues. This election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Generally, if a Note with market discount is transferred in certain non-taxable transactions, the market discount will be transferred to the property received in exchange for the Note; however, under certain limited circumstances, the market discount will be includible as ordinary income as if such Note had been sold at its fair market value. A U.S. Holder that does not elect to include market discount in income currently may be required to defer deductions for interest on borrowings incurred or continued to purchase or carry such Note in an amount not exceeding the accrued market discount on such Note, until the maturity of the Note or, in certain circumstances, the earlier disposition of such Note.

    ACQUISITION PREMIUM. A U.S. Holder that purchases a Note for an amount that is greater than the adjusted issue price of such Note, but that is less than or equal to the sum of the amounts payable on the Note after the purchase date, will be considered to have purchased such Note at an "acquisition premium". Under the acquisition premium rules of the Code and the Treasury regulations thereunder, the amount of OID that such U.S. Holder must include in its gross income with respect to such Note will be reduced (but not below zero) for each accrual period by the portion of acquisition premium properly allocable to the period.

    SALE, RETIREMENT AND OTHER DISPOSITION OF THE NOTES. In general, a U.S. Holder's adjusted tax basis in a Note will equal the cost of such Note to the U.S. Holder, increased by the amount of any OID or market discount previously included in the U.S. Holder's income with respect to the Note, and reduced by the amount of (i) any payments made on the Note and (ii) any amortizable bond premium previously deducted from the U.S. Holder's income.

    A U.S. Holder will generally recognize gain or loss on the sale, retirement or other disposition (including redemption) of a Note in an amount equal to the difference between (i) the amount of cash and the fair market value of property received by such U.S. Holder on such disposition (less any amounts attributable to, and taxable as, accrued but unpaid interest) and (ii) the U.S. Holder's adjusted tax basis in the Note (as described above). Gain or loss upon the sale, retirement or other disposition (including redemption) of a Note will be capital gain or loss (except that any portion of such gain attributable to market discount will be ordinary income). Under recently enacted legislation, the maximum individual U.S. federal income tax rate on net capital gains is 20% for capital assets held for more than 18 months and 28% for capital assets held for more than 12 months but not more than 18 months. Gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. Certain limitations exist on the deductibility of capital losses by both corporations and individual taxpayers.

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    NON-U.S. HOLDERS

    Subject to the discussion of backup withholding below, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on payments of principal, premium, if any, and interest (including OID) on the Notes under the portfolio interest exemption of the Code, provided that (in the case of interest, including OID): (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership; (iii) such interest or OID is not effectively connected with a United States trade or business of the Non-U.S. Holder; (iv) the Non-U.S. Holder is not a bank receiving interest described under Section 881(c)(3)(A) of the Code; and
(v) generally either (a) the beneficial owner of the Notes certifies to the Company or its agent, under penalties of perjury, that it is a Non-U.S. Holder and provides a completed IRS Form W-8 ("Certificate of Foreign Status") or (b) a securities clearing organization, bank or other financial institution which holds customers' securities in the ordinary course of its trade or business (a "financial institution") and which holds the Notes, certifies to the Company or its agent, under penalties of perjury, that it has received Form W-8 from the beneficial owner or that it has received from another financial institution a Form W-8 and furnishes the payor with a copy thereof. If any of the situations described in proviso (i), (ii) or (v) of the preceding sentence do not exist, interest on the Notes when received is subject to United States withholding tax at the rate of 30% unless an income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident provides for the elimination or reduction in the rate of U.S. federal withholding tax.

    If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States and interest (including OID) on the Note is effectively connected with the conduct of such trade or business, such Non-U.S. Holder, although exempt from U.S. federal withholding tax by reason of the delivery of a properly completed Form 4224 (or, after December 31, 1998, a Form W-8), will be subject to U.S. federal income tax on such interest (including OID) and on any gain realized on the sale, exchange or other disposition of a Note in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for that taxable year, unless the branch profits tax is reduced or eliminated under an applicable income tax treaty.

    SALE, RETIREMENT AND OTHER DISPOSITION OF NOTES. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized in connection with the sale, exchange, retirement or other disposition of Notes (other than gain attributable to accrued interest or OID, which is addressed in the preceding paragraph), unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States;
(ii) if a tax treaty applies, the gain is attributable to an office or other fixed place of business maintained in the United Stated by the Non-U.S. Holder; or (iii) in the case of an individual holder, (a) such holder is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied, or (b) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to United States expatriates.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, payments to certain non-corporate U.S. Holders of principal, premium (if any) and interest (including OID) on a Note, and the proceeds of sale or other disposition of a Note before maturity will be subject to U.S. information reporting requirements and "backup" withholding tax at a rate of 31% backup withholding will apply only if such U.S. Holder fails to supply a correct taxpayer identification number ("TIN") which, in the case of an individual, would be his or her Social Security Number, furnishes an incorrect TIN, is notified by the Internal Revenue Service ("IRS") that it has failed to properly report payments of interest and dividends or under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

    In general, there is no U.S. information reporting requirement or backup withholding tax on payments to Non-U.S. Holders who provide the appropriate certification described above regarding qualification for the portfolio interest exemption from U.S. federal income tax for payments of principal or interest (including OID) on the Notes, provided in each case that the Company or its paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

    Payment by the Company of principal on the Notes or payment by a United States office of a broker of the proceeds of a sale of Notes is subject to both backup withholding and information reporting unless the beneficial owner provides a completed IRS Form W-8 which certifies under penalties of perjury that such owner is a Non-U.S. Holder who meets all the requirements for exemption from U.S. federal income tax on any gain from the sale, exchange or retirement of the Notes.

    In general, backup withholding and information reporting will not apply to a payment of the gross proceeds of a sale of Notes effected at a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person 50% or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States, or in the case of payments made after December 31, 1998, a foreign partnership with certain connections to the United States, such payments will not be subject to backup withholding, but will be subject to information reporting unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, provided such broker does not have actual knowledge that the payee is a United States person. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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                              PLAN OF DISTRIBUTION

    Reference is made to "The Exchange Offer" above for a description of the Exchange Offer, including the purpose of the Exchange Offer, the basis upon which the Exchange Notes are offered and expenses incurred in connection with the Exchange Offer.

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus with any resale of Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market making activities or other trading activities. The Company will, during the period ending 180 days after the last Exchange Date, make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

    Neither the Company nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes and will not receive any proceeds from any sale of Exchange Notes by any broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker or dealer and/or the purchaser of any such Exchange Notes. Any broker or dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such person may be deemed to be underwriter compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    Morgan Stanley has advised the Company that it intends to make a market in the Exchange Notes; however, it is not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of Morgan Stanley. To the extent Morgan Stanley is considered an affiliate, within the meaning of Rule 405 under the Securities Act, of the Company, the Company has advised Morgan Stanley that it must comply with the registration and prospectus delivery requirements of the Securities Act applicable to affiliates in connection with such secondary resale transactions. See "Risk Factors--Lack of Public Market." To the extent that Morgan Stanley is an "affiliate" of the Company, the Company is required to file a shelf registration statement and keep such shelf registration statement effective in order to provide Morgan Stanley with the ability to resell Exchange Notes that it acquires from time to time in connection with any market-making activities.

    The Company has agreed in the Notes Registration Rights Agreement to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and expenses of counsel for the underwriters or holders of the Exchange Notes.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Exchange Notes being offered hereby will be passed upon for the Company by Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York 10022.

                                    EXPERTS

    The financial statements and schedules included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                      127
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                                    GLOSSARY

    CARRIER: A party that resells either owned or leased transmission capacity to other resellers or to end-users.

    CARRIER GRADE SWITCH: A switch of the type and quality typically used by a PTO or other large telecommunications service provider.

    FACILITIES-BASED: Ownership of long distance interexchange and transmission facilities.

    INTEREXCHANGE: Between two local telephone exchanges. "Interexchange facilities" are facilities used to transmit calls between local telephone exchanges. "Interexchange carriers" are carriers providing long distance telephone service.

    IRU: Indefeasible Rights of Use. The rights to use a telecommunications system, usually an overseas cable, with most of the rights and interests of ownership, but without the right to control or manage the facility and, depending upon the particular agreement, without any right to salvage or duty to dispose of the cable at the end of its useful life.

    LEASED LINES: Point-to-point permanent connections that can carry voice and data. Leased lines are owned and maintained by PTOs or third party resellers.

    LEC: Local Exchange Carrier. Companies from which Econophone and other long distance providers must purchase "access services" to originate and terminate calls in the United States.

    LOCAL CONNECTIVITY: Physical circuits connecting the facilities of a telecommunications service provider to the interexchange and transmission facilities of a PTO, providing it with access into and egress from the PSTN.

    MULTIPLEXING EQUIPMENT: Equipment that compresses a telephone call so that more calls can simultaneously travel over the same line.

    NODE: Equipment that collects and relays telephone calls to a switch. A node is functionally equivalent to a point of presence; however, unlike a point of presence, a node is connected to multiplexing equipment that compresses the call traffic to be transmitted to a switch.

    POP: Point of Presence. A location where a long distance carrier has installed transmission equipment that collects calling traffic and relays calls to a switch. A point of presence features equipment that is functionally equivalent to a node; however, unlike a node, the equipment at a point of presence is not connected to multiplexing equipment.

    PSTN: Public switched telephone network. Refers to the telephone network accessible by the public at large through private lines, wireless systems and pay phones.

    PTO: Principal Telecommunications Operators. The dominant carrier in each country, often government-owned or protected. Commonly referred to as the Postal, Telephone and Telegraph Company, or PTT.

    RBOC: Regional Bell Operating Company. The regional long distance service providers divested by AT&T in 1984.

    SWITCH: A device that opens or closes circuits or selects the paths or circuits to be used for transmission of voice and/or data.

    VALUE-ADDED FEATURE: A feature coupled with a transmission service that enhances, but is not necessary for providing, the transmission service. Value-added features that can be offered with voice telephony include, without limitation, speed dial, redial and voice mail.

                                ECONOPHONE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                             -----------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...................................................................         F-2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1996 AND 1997...............................................         F-3

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997.................         F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND
  1997.....................................................................................................         F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997.................         F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
  Econophone, Inc.:

    We have audited the accompanying consolidated balance sheets of Econophone, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Econophone, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                             Arthur Andersen LLP

New York, New York

February 12, 1998

                       ECONOPHONE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                                                                               DECEMBER 31,
                                                                                          -----------------------
                                                                                             1996        1997
                                                                                          ----------  -----------

                                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................................................  $6,271,641  $67,201,901
  Accounts receivable, net of allowance for doubtful accounts of $761,372 and
    $1,593,531, respectively............................................................   7,946,042   16,796,253
  Prepaid expenses and other current assets.............................................     863,735    1,867,941
  Restricted cash and securities........................................................      --       10,462,500
                                                                                          ----------  -----------
      Total current assets..............................................................  15,081,418   96,328,595

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS net of accumulated depreciation and
  amortization of $1,643,151 and $3,689,550, respectively (Note 4)......................   6,242,472   23,216,765
Debt issuance costs.....................................................................      --        6,355,491
Other assets (Note 6)...................................................................   1,431,446    3,139,117
Restricted cash and securities..........................................................      --       48,964,970
                                                                                          ----------  -----------
      Total assets......................................................................  $22,755,336 $178,004,938
                                                                                          ----------  -----------
                                                                                          ----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable......................................................................  $5,190,086  $21,100,675
  Accrued expenses and other current liabilities........................................   6,188,847    5,355,975
  Interest accrued on Senior Notes......................................................      --       10,462,500
  Short-term borrowings (Note 8)........................................................   2,127,726      --
  Current maturities of long-term debt (Note 8).........................................     753,881    1,828,962
  Current maturities of obligations under capital lease (Note 14).......................     130,867      156,067
  Current maturities of notes payable--related party (Note 12)..........................       7,884      315,493
  Deferred revenue......................................................................     859,803    2,567,606
                                                                                          ----------  -----------
      Total current liabilities.........................................................  15,259,094   41,787,278

LONG-TERM DEBT (Note 8).................................................................   1,707,941    5,657,042
OBLIGATIONS UNDER CAPITAL LEASE (Note 14)...............................................     235,074      278,667
NOTES PAYABLE--RELATED PARTY (Note 12)..................................................     319,531      --
SENIOR NOTES............................................................................      --      149,680,000
SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK (Note 11)...............................  13,357,940   14,327,588
COMMITMENTS AND CONTINGENCIES (Note 14)

STOCKHOLDERS' EQUITY (DEFICIT) (Note 10):
  Common stock--voting, par value $.0001; authorized 29,250,000 shares; 20,000,000
    shares issued and outstanding in 1996 and 1997......................................       2,000        2,000
  Non-Voting Common stock, par value $.0001; authorized 500,000 shares; no shares issued
    and outstanding.....................................................................      --          --
  Additional paid-in capital............................................................     481,870    6,081,870
  Cumulative translation adjustment.....................................................      --         (103,880)
  Retained earnings (deficit)...........................................................  (8,608,114) (39,705,627)
                                                                                          ----------  -----------
      Total stockholders' equity (deficit)..............................................  (8,124,244) (33,725,637)
                                                                                          ----------  -----------
      Total liabilities and stockholders' equity (deficit)..............................  $22,755,336 $178,004,938
                                                                                          ----------  -----------
                                                                                          ----------  -----------

   The accompanying notes are an integral part of these consolidated balance sheets.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                                -----------------------------------
                                                                                   1995        1996        1997
                                                                                ----------  ----------  -----------
REVENUES......................................................................  $27,490,490 $45,102,882 $83,002,625
COST OF SERVICES..............................................................  19,735,530  35,368,603   63,707,453
                                                                                ----------  ----------  -----------
      Gross profit............................................................   7,754,960   9,734,279   19,295,172
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..................................   7,087,735  16,833,779   37,897,940
DEPRECIATION AND AMORTIZATION.................................................     388,508   1,049,651    3,615,283
                                                                                ----------  ----------  -----------
      Income (loss) from operations...........................................     278,717  (8,149,151) (22,218,051)
OTHER INCOME..................................................................      31,425     106,580      101,926
FOREIGN CURRENCY EXCHANGE GAIN (LOSS), net....................................     (41,097)     26,649     (264,521)
INTEREST EXPENSE, net.........................................................    (147,826)   (295,677)  (7,747,219)
                                                                                ----------  ----------  -----------
      Net income (loss).......................................................  $  121,219  $(8,311,599) $(30,127,865)
                                                                                ----------  ----------  -----------
                                                                                ----------  ----------  -----------
BASIC EARNINGS (LOSS) PER SHARE (Note 2)......................................  $      .01  $    (0.43) $     (1.55)
                                                                                ----------  ----------  -----------
                                                                                ----------  ----------  -----------
PRO FORMA INFORMATION (Note 2):
  Income before pro forma provision for income taxes..........................  $  121,219
  Pro forma provision for income taxes........................................      41,214
                                                                                ----------
      Pro forma net income....................................................  $   80,005
                                                                                ----------
                                                                                ----------
PRO FORMA NET INCOME PER SHARE................................................  $      .00
                                                                                ----------
                                                                                ----------
WEIGHTED AVERAGE NUMBER OF BASIC COMMON SHARES OUTSTANDING (Note 2)...........  20,000,000  20,000,000   20,000,000
                                                                                ----------  ----------  -----------
                                                                                ----------  ----------  -----------

 The accompanying notes are an integral part of these consolidated statements.

                       ECONOPHONE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                                      RETAINED
                                                    COMMON STOCK        ADDITIONAL    EARNINGS    CUMULATIVE
                                               -----------------------   PAID-IN    (ACCUMULATED  TRANSLATION
                                                 SHARES      AMOUNT      CAPITAL      DEFICIT)    ADJUSTMENT      TOTAL
                                               ----------  -----------  ----------  ------------  -----------  ------------
BALANCE, December 31, 1994...................  20,000,000   $   2,000   $  391,883   $  694,217    $      --   $  1,088,100
Net income...................................          --          --           --      121,219           --        121,219
Distribution of S Corporation Earnings.......          --          --           --     (499,301)          --       (499,301)
                                               ----------  -----------  ----------  ------------  -----------  ------------
BALANCE, December 31, 1995...................  20,000,000       2,000      391,883      316,135           --        710,018
Distribution of S corporation earnings.......          --          --           --     (316,135)          --       (316,135)
Contribution of capital to C corporation.....          --          --       89,987           --           --         89,987
Net loss.....................................          --          --           --   (8,311,599)          --     (8,311,599)
Accretion of preferred stock.................          --          --           --      (15,115)          --        (15,115)
Dividends on preferred stock.................          --          --           --     (281,400)          --       (281,400)
                                               ----------  -----------  ----------  ------------  -----------  ------------
BALANCE, December 31, 1996...................  20,000,000       2,000      481,870   (8,608,114)          --     (8,124,244)
Net loss.....................................          --          --           --  (30,127,865)          --    (30,127,865)
Warrants.....................................          --          --    5,600,000           --           --      5,600,000
Accretion of preferred stock.................          --          --           --      (91,054)          --        (91,054)
Dividends on preferred stock.................          --          --           --     (878,594)          --       (878,594)
Cumulative translation adjustment............          --          --           --           --     (103,880)      (103,880)
                                               ----------  -----------  ----------  ------------  -----------  ------------
BALANCE, December 31, 1997...................  20,000,000   $   2,000   $6,081,870  ($39,705,627)  $(103,880)  ($33,725,637)
                                               ----------  -----------  ----------  ------------  -----------  ------------
                                               ----------  -----------  ----------  ------------  -----------  ------------

 The accompanying notes are an integral part of these consolidated statements.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        FOR THE YEARS ENDED
                                                                                           DECEMBER 31,
                                                                                -----------------------------------
                                                                                   1995        1996        1997
                                                                                ----------  ----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...........................................................  $  121,219  $(8,311,599) $(30,127,865)
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
    operating activities:
    Depreciation and amortization.............................................     388,508   1,049,651    3,615,283
    Provision for doubtful accounts...........................................     721,215     290,762      832,159
    Accreted interest expense.................................................      --          --          280,000
  Changes in assets and liabilities:
    Increase in accounts receivable...........................................  (5,694,774)   (887,670)  (9,682,370)
    Increase in prepaid expenses and other current assets.....................    (189,879)   (350,500)  (1,004,206)
    Increase in other assets..................................................      --      (1,514,284)  (3,276,550)
    Increase in accounts payable, accrued expenses and other current
      liabilities.............................................................   6,196,439   3,351,953   14,973,832
    Increase in interest accrued on senior notes..............................      --          --       10,462,500
    Increase in deferred revenue..............................................     494,409     365,394    1,707,803
                                                                                ----------  ----------  -----------
      Net cash provided by (used in) operating activities.....................   2,037,137  (6,006,293) (12,219,414)
                                                                                ----------  ----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.........................................  (1,206,077) (4,246,997) (13,266,837)
                                                                                ----------  ----------  -----------
      Net cash used in investing activities...................................  (1,206,077) (4,246,997) (13,266,837)
                                                                                ----------  ----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from sale of preferred stock...................................      --      13,061,425      --
  Proceeds from line of credit................................................   1,760,000     800,000      --
  Repayment of line of credit.................................................  (1,860,000) (1,000,000)     --
  Proceeds from short term borrowing..........................................      --       5,436,582      --
  Repayments of short-term borrowings.........................................      --      (3,308,855)  (2,127,726)
  Proceeds from long-term debt................................................      --       2,232,195      --
  Repayments of long-term debt................................................    (116,400)   (447,910)    (428,268)
  Repayments of notes payable--related party..................................      (9,383)    (10,636)     (11,922)
  Repayments of capital leases................................................     (85,379)   (117,844)    (232,612)
  Dividends paid..............................................................    (499,301)   (226,148)     --
  Proceeds from senior notes..................................................      --          --      149,400,000
  Proceeds from warrants......................................................      --          --        5,600,000
  Payment of debt issuance cost...............................................      --          --       (6,355,491)
  Proceeds from bridge loan...................................................      --          --        7,000,000
  Repayments of bridge loan...................................................      --          --       (7,000,000)
                                                                                ----------  ----------  -----------
      Net cash provided by (used in) financing activities.....................    (810,463) 16,418,809  145,843,981
                                                                                ----------  ----------  -----------
  Increase in cash and cash equivalents, (including restricted cash and
    securities)...............................................................      20,597   6,165,519  120,357,730
  Cash and cash equivalents, beginning of period..............................      85,525     106,122    6,271,641
                                                                                ----------  ----------  -----------
  Cash and cash equivalents, end of period (including restricted cash and securities)...............................................................  $  106,122  $6,271,641  $126,629,371
                                                                                ----------  ----------  -----------
                                                                                ----------  ----------  -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest..................................................................  $  193,455  $  210,280  $   504,981
    Income Taxes..............................................................     193,554      --          --

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
  Accretion of preferred stock................................................  $   --      $   15,115  $    91,054
  Accrued dividends on preferred stock........................................      --         281,400      878,594
  Capital leases entered into.................................................     471,000     423,000    5,753,855

 The accompanying notes are an integral part of these consolidated statements.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1997

1. NATURE OF BUSINESS

    Econophone, Inc. ("Econophone") is a rapidly growing switch-based provider of long-distance telecommunications services in selected major U.S. and western European markets. Econophone's customer base consists primarily of residential customers, small- and medium-sized businesses and other telecommunications carriers. In the United States and the United Kingdom, Econophone provides principally international and domestic long distance, calling card, prepaid and carrier services. In continental Europe, Econophone provides principally international long distance, calling card and prepaid services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Econophone and its wholly owned subsidiaries, its 70% owned subsidiary, Telco Global Communications Ltd. (England) and its 72% owned subsidiary, Econophone Services GmbH (Switzerland) (collectively, the "Company"). The full amount of the net loss for the year ended December 31, 1997 for Telco Global Communications Ltd. and Econophone Services GmbH have been recorded in the consolidated financial statements of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company records revenue based on minutes of service provided. Deferred revenue consists of unused minutes on prepaid calling cards.

CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased.

PROPERTY AND EQUIPMENT

    Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets, which range from three to fifteen years. Beginning July 1996, the Company adjusted the useful lives of equipment to be more reflective of their actual usefulness. The change in estimate was accounted for on a going forward basis. The impact to the 1996 results of operations was not material. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the lease term or estimated useful lives of the improvements.

INTERNAL-USE SOFTWARE

    The Company capitalizes certain software development costs for internal use. For the year ended December 31, 1997, the Company incurred approximately $897,000 of such costs and has included them in Other Assets. The capitalized software development costs are reported at the lower of unamortized cost or

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) net realizable value. These costs are amortized on a straight-line basis over the estimated useful life, generally two years. Such costs were immaterial, prior to 1997.

LONG-LIVED ASSETS

    The Company's policy is to record long-lived assets at cost. In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Furthermore, the assets are evaluated for continuing value and proper useful lives by comparison to expected future cash projections. At December 31, 1996, the adoption of SFAS 121 did not have a material effect on the Company. The Company amortizes these costs over the expected useful life of the related asset.

INCOME TAXES

    Prior to 1996, the Company was an S Corporation for federal and state income tax purposes and, as a result, the earnings of the Company were taxable directly to the shareholders. During 1996, the Company changed its tax status to a C Corporation.

    In the accompanying financial statements, pro forma income taxes have been provided for at the expected effective rate as if the Company was a C Corporation for the year ended December 31, 1995.

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the year in which those temporary differences are expected to be recovered or settled. Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries since such earnings are currently expected to be permanently reinvested outside the United States.

STOCK-BASED COMPENSATION

    Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation awards to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options awarded to employees and directors is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee or director must pay to acquire the stock.

    The Company accounts for stock-based compensation awards to outside consultants and affiliates based on the fair value of such awards. Accordingly, compensation costs for stock option awards to outside consultants and affiliates is measured at the date of grant based on the fair value of the award using The Black-Scholes option pricing model (See Note 13).

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, Statement of Financial Accounting Standards (SFAS) No. 130--"Reporting Comprehensive Income" and SFAS No. 131--"Disclosures about Segments of an Enterprise and Related Information" were issued and are effective for periods beginning after December 15, 1997. SFAS No. 130

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) establishes standards for reporting comprehensive income and its components. SFAS No. 131 establishes standards for reporting financial and descriptive information regarding an enterprise's operating segments. These standards increase disclosure only and will have no impact on the Company's financial position or results of operations, upon adoption.

FOREIGN CURRENCY EXCHANGE

    The financial statements of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rate at the end of the period for the balance sheet and a weighted-average rate for the period on the statement of operations. Translation adjustments generally are reflected as foreign currency translation adjustments in the Statement of Stockholders' Equity and, accordingly, have no effect on net income. Foreign currency transaction adjustments are reflected in the Statements of Operations.

RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform with the current year's presentation.

PER SHARE DATA

    During 1997, SFAS No. 128 "Earnings per Share" was issued and became effective for the Company's December 31, 1997 financial statements. SFAS No. 128 establishes new standards for computing and presenting earnings per share (EPS). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. Diluted EPS has not been presented since the inclusion of outstanding options would be antidilutive.

    The following is the reconciliation of net income (loss) per share as of December 31,

                                                       1995         1996            1997
                                                    ----------  -------------  --------------
Net income (loss).................................  $  121,219  ($  8,311,599) ($  30,127,865)
Less Dividends on Preferred Stock.................           0       (281,400)       (878,594)
                                                    ----------  -------------  --------------
Income (loss) available to common shareholders....  $  121,219  $  (8,592,999) $  (31,006,459)
                                                    ----------  -------------  --------------
                                                    ----------  -------------  --------------

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107 ("SFAS No. 107") entitled "Disclosures About Fair Value of Financial Instruments," which requires entities to disclose information about the fair values of their financial instruments.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

LONG AND SHORT-TERM DEBT

    The carrying amount of the Company's short-term borrowings approximates fair value. The fair value of the Company's long-term debt, including current portions, is determined based on market prices for similar debt instruments or on the current rates offered to the Company for debt with similar maturities.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

3. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    As of December 31, 1997, the fair value based upon quotes from securities dealers and carrying value of the Company's Senior Notes were $168,175,000 and $149,680,000 respectively.

FOREIGN EXCHANGE CONTRACTS

    The Company from time to time uses foreign exchange contracts relating to its receivables to hedge foreign currency exposure and to control risks relating to currency fluctuations in British Pounds, Belgian Francs and French Francs. The Company does not use derivative financial instruments for speculative purposes and, at December 31, 1996, the Company had no open foreign currency hedging positions. At December 31, 1997, the Company had $300,000 of open foreign currency hedging positions.

4. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Property, equipment and leasehold improvements consist of the following:

                                                                           DECEMBER 31
                                                                   ---------------------------
                                                                       1996          1997
                                                                   ------------  -------------
Equipment........................................................  $  7,189,102  $  23,403,236
Computer software................................................       182,963      1,365,820
Furniture and fixture............................................       136,399        634,269
Leasehold improvements...........................................       377,159      1,502,990
                                                                   ------------  -------------
                                                                      7,885,623     26,906,315
Less-Accumulated depreciation and amortization...................    (1,643,151)    (3,689,550)
                                                                   ------------  -------------
      Property, equipment and leasehold improvements, net........  $  6,242,472  $  23,216,765
                                                                   ------------  -------------
                                                                   ------------  -------------

    Depreciation expense for the years ended December 31, 1996 and 1997, was $1,008,402 and $2,296,855, respectively.

5. TERRITORIAL RIGHTS

    In September 1994, the Company entered into a joint venture with Europhone International Ltd. ("EI") to jointly market Econophone's services in the United Kingdom. EI engaged in sales and marketing, while Econophone provided network support, billing and transmission services.

    In connection with the modification of the joint marketing arrangement which occured in June 1996, EI granted the Company the right to compete with them in exchange for forgiveness of the net receivable due to the Company of $2,000,000. The Company charged this to operations in 1996 as an expense of the joint venture.

6. OTHER ASSETS

    Other assets consist primarily of security deposits and software development costs.

7. FOREIGN OPERATIONS AND CONCENTRATIONS

FOREIGN OPERATIONS

    The Company's trade accounts receivable are subject to credit risk. Although diversified due to the large number of customers comprising the geographically dispersed customer base, the Company does not require collateral or other security to support its receivables. The Company's total sales, operating income

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

7. FOREIGN OPERATIONS AND CONCENTRATIONS (CONTINUED)
(before interest, foreign currency exchange and other income) and identifiable assets by geographical area for the years ended and as of December 31, 1995, 1996 and 1997 are as follows:

                                                         UNITED                        OTHER
                                         ENGLAND         STATES         BELGIUM        EUROPE      CONSOLIDATED
                                      -------------  --------------  -------------  ------------  --------------
1995
Revenues............................  $  14,172,747  $    8,292,415  $   4,235,155  $    790,173  $   27,490,490
                                      -------------  --------------  -------------  ------------  --------------
                                      -------------  --------------  -------------  ------------  --------------
Operating income....................  $     143,693  $       84,074  $      42,939  $      8,011  $      278,717
Corporate expenses..................                                                                    (157,498)
                                                                                                  --------------
                                                                                                  $      121,219
                                                                                                  --------------
                                                                                                  --------------
Account receivable..................  $   4,343,590  $      900,883  $   1,331,276  $    773,385  $    7,349,134
Other identifiable assets...........             --       2,183,642        397,675            --       2,581,317
Corporate assets....................                                                                     577,770
                                                                                                  --------------
                                                                                                  $   10,508,221
                                                                                                  --------------
                                                                                                  --------------
1996
Revenues............................  $  15,477,308  $   18,185,110  $   9,037,967  $  2,402,497  $   45,102,882
                                      -------------  --------------  -------------  ------------  --------------
                                      -------------  --------------  -------------  ------------  --------------
Operating loss......................  ($  2,472,933)    ($3,855,148)   ($1,472,157)    ($348,913)    ($8,149,151)
Corporate expenses..................                                                                    (162,448)
                                                                                                  --------------
                                                                                                     ($8,311,599)
                                                                                                  --------------
                                                                                                  --------------
Accounts receivable.................  $   2,282,951  $    3,718,158  $   1,487,965  $    456,968  $    7,946,042
Other identifiable assets...........      1,423,097       4,001,405        847,181       200,789       6,472,472
Corporate assets....................                                                                   8,336,822
                                                                                                  --------------
                                                                                                  $   22,755,336
                                                                                                  --------------
                                                                                                  --------------
1997
Revenues............................  $  18,362,999  $   48,898,882  $   7,980,848  $  7,759,896  $   83,002,625
                                      -------------  --------------  -------------  ------------  --------------
                                      -------------  --------------  -------------  ------------  --------------
Operating loss......................  ($  2,966,508) ($  17,213,062)     ($374,446)    ($664,033) ($  21,218,049)
Corporate expenses..................                                                                  (7,909,816)
                                                                                                  --------------
                                                                                                  ($  29,127,865)
                                                                                                  --------------
                                                                                                  --------------
Accounts receivable.................  $   5,252,202  $    9,034,226  $   1,250,317  $  1,259,508  $   16,796,253
Other identifiable assets...........      6,731,185      16,514,567        462,682       405,331      24,113,765
Corporate assets....................                                                                 137,094,920
                                                                                                  --------------
                                                                                                  $  178,004,938
                                                                                                  --------------
                                                                                                  --------------

    Management does not anticipate incurring losses on its trade receivables in excess of established allowances based on factors surrounding the credit risk of specific customers and historical trends.

    The revenues of Europhone International accounted for $13.2 million or 48% in 1995 and $14.2 million or 32% in 1996. The relationship was terminated in December 1996.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

7. FOREIGN OPERATIONS AND CONCENTRATIONS (CONTINUED)

SUPPLIERS

    Sprint Communication, Inc. ("Sprint"), one of the Company's principal suppliers of telephone lines, has a recorded lien on all accounts receivable of the Company. This lien is subordinated to the debt owed to Israel Discount Bank of New York (Note 8). For the years ended December 31, 1996 and 1997, Sprint supplied approximately $9.4 million and $6.0 million respectively, of telephone line usage to the Company. In addition, Switch Services, Inc. ("SSI") supplied approximately $6.9 million of telephone line usage to the Company in 1997. These amounts have been included in cost of services.

8. BORROWINGS

    At December 31, 1997, the Company was obligated under the following debt agreements:

                                                   CURRENT       LONG-TERM         TOTAL
                                                 ------------  --------------  --------------
Long-term debt:
  NTFC note (a)................................  $  1,633,136  $    5,521,792  $    7,154,928
  Cable lines (b)..............................       195,826         135,250         331,076
  Senior notes (c).............................                   149,680,000     149,680,000
                                                 ------------  --------------  --------------
                                                 $  1,828,962  $  155,337,042  $  157,166,004
                                                 ------------  --------------  --------------
                                                 ------------  --------------  --------------

------------------------

(a) On May 28, 1996, Econophone entered into a credit facility with NTFC, which has been amended and increased as to amount on several occasions. On January 28, 1998, the NTFC credit facility was amended and restated in its entirety in order to effect various amendments and increase the amount of NTFC's commitment thereunder (such credit facility, as amended and restated, is referred to herein as the "NTFC Facility"). The NTFC Facility provides for borrowings by Econophone and its subsidiaries to fund certain equipment acquisition costs and related expenses. The NTFC Facility provides for an aggregate commitment of NTFC of $24.0 million pursuant to three tranches of $2.0 million, $3.0 million and $19.0 million. Loans borrowed under each tranche of the NTFC Facility amortize in equal monthly installments over a five year period ending on July 1, 2001, April 1, 2002 and January 1, 2003, respectively. As of December 31, 1997, the aggregate amount outstanding under all tranches of the NTFC Facility was $7,154,928. Loans under the NTFC Facility accrue interest at an interest rate equal to the 90-day commercial paper rate plus 395 basis points, subject to certain quarterly adjustments depending upon financial performance. All of the equipment purchased with the proceeds of the NTFC Facility has been pledged to NTFC.

   The NTFC Facility requires Econophone to maintain a Debt Service Coverage
    Ratio for each quarter through December 31, 1999 of not less than 1.10 to
    1.00 and for each fiscal quarter thereafter of not less than 1.25 to 1.00. In addition, Econophone must maintain specified minimum cash balances (certain related business investments and acquisitions qualify as cash for the foregoing purposes). Econophone also must have EBITDA (as defined in the NTFC Facility) of not less than: negative $5,500,000 for the fiscal year ending December 31, 1998; $3,000,000 for the fiscal year ending December 31, 1999; $10,000,000 for the fiscal year ending December 31, 2000; and $10,000,000 for the

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

8. BORROWINGS (CONTINUED)
    fiscal year ending December 31, 2001. Econophone was in compliance with these covenants at December 31, 1997.

(b) The Company has six notes payable related to the purchase of cable lines. Three of these notes bear interest at 12%, and mature through September 1998. The remaining three notes bear interest at LIBOR plus 5%, and mature on June 30, 2001. These notes have quarterly principal and interest payments ranging from $5,849 to $30,291.

(c) The 1997 Unit Offering

   Econophone completed on July 1, 1997 the Offering of 155,000 units (each a
    "Unit"), each Unit consisting of one 13 1/2% Senior Note due 2007 of Econophone and one warrant (each a "Warrant") to purchase 8.167 shares of common stock of Econophone (the "Common Stock"). The Units were sold for an aggregate purchase price of $155.0 million. On December 5, 1997, the Company consummated an offer to exchange the notes issued in the 1997 Unit Offering for $155.0 million of notes that had been registered under the Securities Act.

   The 1997 Notes are unsecured unsubordinated obligations of Econophone, limited to $155.0 million aggregate principal amount at maturity, and mature on July 15, 2007. Interest on the 1997 Notes accrues at the rate of 13 1/2% per annum from the most recent interest payment date on which interest has been paid or provided for, payable semiannually (to holders of record at the close of business on the January 1 or July 1 immediately preceding the interest payment date) on January 15 and July 15 of each year, commencing January 15, 1998. At the closing of the 1997 Unit Offering, Econophone used $57.4 of the net proceeds of the 1997 Unit Offering to purchase the Pledged Securities, which were pledged as security for the payment of interest on the principal of the 1997 Notes. Proceeds from the Pledged Securities are being used by Econophone to make interest payments on the 1997 Notes through July 15, 2000. The Pledged Securities are being held by a trustee pending disbursement.

    Maturities of other long-term debt over the next five years are as follows:

1998............................................................  $2,144,455
1999............................................................  1,689,280
2000............................................................  1,688,848
2001............................................................  1,499,620
2002............................................................    779,294
                                                                  ---------
Total...........................................................  $7,801,497
                                                                  ---------
                                                                  ---------

9. TAXES

    As a telephone carrier and reseller doing business in New York State, the Company is required to file annual telephone and transmission tax returns in accordance with New York State tax laws. These returns include taxes on net worth, gross sales and gross profit. In addition, each type of tax requires an additional tax surcharge. The Company also remits federal and state excise taxes and other state and local sales taxes. All of these taxes are included in general and administrative expenses.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

9. TAXES (CONTINUED)
    As of December 31, 1997, the Company had a net operating loss carryforward of approximately $36,000,000 which is available to reduce its future taxable income and expires at various dates through 2012. A valuation allowance of approximately $14,000,000 has been established against this amount due to the uncertainties surrounding the utilization of the carryforward.

    A value added tax "VAT" is a tax charged on goods and services that is designed to be borne by the ultimate end user of the goods and services. Pursuant to the Sixth European Commission (the "EC") VAT Directive adopted in 1977 (the "VAT Directive"), providers of telecommunications services in the European Union are liable for VAT in the EU member state where the provider of the services is established. The provider, in turn, charges VAT to its customers at the rate prevailing in the provider's country of establishment. To date, the collection of VAT by Econophone does not appear to have a material adverse effect on its ability to attract or retain customers and the collection of VAT has not required Econophone to reduce its prices to remain competitive.

    Econophone's foreign subsidiaries file separate tax returns and provide for taxes accordingly.

10. STOCKHOLDERS' EQUITY (DEFICIT)

    On November 1, 1996, the Company's Articles of Incorporation were amended to change all of the authorized shares of Common Stock and Non-Voting Common Stock from no par value per share to $.0001 per value per share, to increase the number of shares of authorized Common Stock from 400 shares to 29,250,000 shares, to increase the number of authorized shares of Non-Voting Common Stock from 19,600 shares to 500,000 shares and to authorize the issuance of 250,000 shares of Preferred Stock (Note 11). Additionally, the Company effected a recapitalization whereby the outstanding shares of Common Stock were converted on a 73,125:1 basis.

    All information contained in the accompanying financial statements and footnotes has been retroactively restated to give effect to these transactions.

    Included within additional paid in capital, is $5.6 million attributable to the Warrants, which represents the portion of the issue price for the Units attributable to the fair value of the Warrants. Such amount has been recognized as a discount on the 1997 Notes and will be amortized over the term of the 1997 Notes. Each Warrant may be exercised for 8.167 shares of Common Stock at an exercise price of $.01 per share. The Warrants are exercisable for 1,265,885 shares of Common Stock, in the aggregate. The fair value of the shares issuable upon exercise of the Warrants was determined to be $4.43 per share based on an agreement between Econophone and the Placement Agent in connection with the 1997 Unit Offering. Among the factors considered in making such determinations were the history of the prospects for the industry in which Econophone competes, an assessment of Econophone's management, the present operations of Econophone, the historical results of operations of Econophone and the trend of its revenues and earnings, the prospects for future earnings of Econophone, the general condition of the securities markets at the time of the 1997 Unit Offering and the prices of similar securities of generally comparable companies. The Warrants expire on June 30, 2007.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

11. SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On November 1, 1996, the Company entered into a Securities Purchase Agreement (the "Agreement") with Princes Gate Investors II, L.P., an affiliate of Morgan Stanley & Co., Incorporated, whereby it authorized and issued 140,000 shares of $.01 par value Redeemable Convertible Preferred Stock (the "Series A Preferred") for a purchase price of approximately $13,061,000, net of issuance costs. The stated redemption value on the preferred stock is $14,000,000 (or $100 per share). The Series A Preferred is senior to all other capital stock of the Company.

    The Series A Preferred accrued monthly cumulative dividends on each outstanding share at a rate of $1.00 per month. The accrued and unpaid dividends compound monthly at a rate of 12% per year. The dividends began to accrue and compound interest from the issuance date of the preferred stock and ceased to accrue on July 1, 1997, when the Senior Notes were issued.

    The mandatory redemption of the Series A Preferred is October 31, 2006. The redemption shall be in cash.

    Each holder of the Series A Preferred shall have the right, at the option of the holder, to convert any of its shares of Series A Preferred, into a number of fully paid and nonassessable whole shares of common stock. At any time, any holder of Series A Preferred Stock may convert all or any portion thereof into Common Stock of Econophone. As of December 31, 1997, the shares of Series A Preferred Stock outstanding were convertible into 3,420,701 shares of Common Stock. The number of shares of Common Stock that each share of Series A Preferred Stock is convertible into is equal to the number of shares of Common Stock outstanding on November 1, 1996 (on a fully diluted basis), which was 22,564,000, multiplied by a fraction (i) the numerator of which is equal to the stated value with respect to the shares of Series A Preferred Stock being so converted, plus any dividends accrued thereon, and (ii) the denominator of which is equal to $100.0 million plus the number of dollars received by Econophone since November 1, 1996 from the exercise of specified options or warrants.

12. RELATED PARTY TRANSACTIONS

    The Company has notes payable at December 31, 1996 and 1997 due to various related parties. These notes are unsecured, and accrue interest at annual rates ranging from 9% to 18%. One note is a demand obligation while the others have maturities which range through November 15, 1998.

    The Company has a non-interest bearing note receivable at December 31, 1997 for approximately $215,000 from a related party.

    The brother-in-law of Alfred West owns a 28% interest in Econophone's Swiss subsidiary, Econo-phone Services GmbH.

13. STOCK-BASED COMPENSATION PLANS

    On October 31, 1996, the Board of Directors adopted the Econophone, Inc. 1996 Flexible Incentive Plan (the "1996 Plan") and an Incentive Stock Option Agreement with the Chief Operating and Financial Officer of the Company. The Company accounts for awards granted to employees and directors under APB No. 25, under which no compensation cost has been recognized for stock options granted. Had

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

13. STOCK-BASED COMPENSATION PLANS (CONTINUED) compensation cost for these stock options been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                              1996            1997
                          -------------  ---------------
    Net Loss:
      Available to        $  (8,592,999) $   (31,006,459)
      Common
      Shareholders
      Pro Forma              (9,088,001)     (31,797,731)
    Basic EPS:
      As Reported         $        (.43) $         (1.55)
      Pro Forma                    (.45)           (1.59)

    The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts as additional awards in future years are anticipated.

    During 1996, under the 1996 Plan, the Company granted 10,000 options to outside consultants. All transactions with individuals other than those considered employees, as set forth within the scope of APB No. 25, must be accounted for under the provisions of SFAS No. 123. Under SFAS No. 123, the fair value of the options granted to the consultants as of the date of grant using the Black-Scholes pricing model is $8,936. The NQSOs (as hereinafter defined) were granted to the consultants for terms of up to ten years, at an exercise price of $2.50 and are exercisable in whole or in part at stated times from the date of grant up to three years from the date of grant. As of December 31, 1996 and 1997, 0 and 1,667 of the options granted to the consultants were exercisable, respectively, and the expense recognized in 1996 and 1997 relating to these options was $496 and $2,976, respectively.

    The 1996 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 3,000,000 shares of the Company's common stock to be acquired by the holders of said awards. The awards can take the form of Incentive Stock Options ("ISOs"), Non-qualified Stock Options (NQSOs), Stock Appreciation Rights ("SARs"), Restricted Stock and Unrestricted Stock. The SARs may be awarded either in tandem with options or on a stand-alone basis. Awards may be granted to key employees, directors and consultants. ISOs and NQSOs are granted in terms not to exceed ten years and become exercisable as set forth when the award is granted. Options may be exercised in whole or in part. The exercise price of the ISOs is the market price of the Company's common stock on the date of grant. The exercise price of NQSOs shall never be less than the par value of the Company's common stock. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option price with at least 110% of the fair market value on the date of grant and the option must be exercised within five years from the date of grant. Under the Company's 1996 Plan, ISOs and have been granted to key employees and directors for terms of up to ten years, at an exercise price of $2.50, and are exercisable in whole or in part at stated times from the date of grant up to three years from the date of grant. At December 31, 1996 and 1997, 226,527 and 1,109,250 options respectively, were exercisable under the Company's 1996 Plan.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

13. STOCK-BASED COMPENSATION PLANS (CONTINUED)
    Option activity during 1996 and 1997 is as follows:

                                                   1996                         1997
                                        ---------------------------  ---------------------------
                                                       WEIGHTED                     WEIGHTED
                                                        AVERAGE                      AVERAGE
                                          SHARES    EXERCISE PRICE     SHARES    EXERCISE PRICE
                                        ----------  ---------------  ----------  ---------------
Outstanding at beginning of year......      --            --          2,606,500     $    2.50
Granted...............................   2,606,500     $    2.50        294,945          5.00
Outstanding at end of year............   2,606,500          2.50      2,901,445          2.74
                                        ----------                   ----------         -----
                                        ----------                   ----------         -----
Exercisable at end of year............     226,527          2.50      1,109,250          2.50
Weighted average fair value of options
  granted.............................                       .89                         1.91

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1997: risk-free interest rate of 6.23% for 1996 and 1997; expected life of three years for 1996 and 1997; expected volatility of 43% for 1996 and 47% for 1997 and expected dividend yield of zero percent for 1996 and 1997.

    The following table summarizes information with respect to stock options outstanding at December 31, 1997:

                                OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
               ------------------------------------------------------  --------------------------------
                   NUMBER       WEIGHTED AVERAGE                          NUMBER
  EXERCISE     OUTSTANDING AT       REMAINING       WEIGHTED AVERAGE    EXERCISABLE   WEIGHTED AVERAGE
    PRICE         12/31/97      CONTRACTUAL LIFE     EXERCISE PRICE     AT 12/31/97    EXERCISE PRICE
-------------  --------------  -------------------  -----------------  -------------  -----------------
 $2.50-$5.00       2,901,445             8.97           $    2.74         1,109,250       $    2.50

14. COMMITMENTS AND CONTINGENCIES

    The Company has various lease agreements for offices, automobiles and other property. Future minimum annual lease payments under the Company's operating and capital leases with initial or remaining terms of one year or more at December 31, 1997 are as follows:

                                                                       OPERATING     CAPITAL
                                                                         LEASES       LEASE
                                                                      ------------  ----------
1998................................................................  $  1,500,451  $  156,067
1999................................................................     1,535,221     159,311
2000................................................................     1,593,025      97,105
2001................................................................     1,629,640      21,481
2002................................................................     1,450,602         770
                                                                      ------------  ----------
Total minimum lease payments........................................  $  7,708,939  $  434,734
                                                                      ------------  ----------
                                                                      ------------  ----------

    The rent expense for the year ended December 31, 1996 and 1997 was approximately $394,000 and 1,378,000, respectively.

                       ECONOPHONE, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1996 AND 1997

14. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In January, 1998, the Company obtained a line of credit from European American Bank ("EAB") in the amount of $2,000,000 and a foreign exchange line in the amount of $5,000,000, which are collateralized by $2,300,000 in time deposits. Interest is charged at the prime rate in effect, and is payable monthly from the date of advance of the line.

    The Company has entered into employment agreements with certain officers which expire by December 31, 1999. The aggregate commitment for future compensation under these agreements is approximately $990,000. These officers are also eligible for annual bonuses based on performance.

    On January 29, 1998, the Company received notice from the minority partner in Telco, that pursuant to existing arrangements between them, it has elected to exercise an option to cause the Company to acquire its interest in Telco. The parties recently commenced negotiations with respect to the terms of such acquisition, including the form and amount of the consideration. There can be no assurance whether such acquisition ultimately will be consummated, and if consummated, on terms favorable to the Company.

15. SUBSEQUENT EVENTS

    VOICENET ACQUISITION. A definitive agreement to acquire VoiceNet was entered into on January 28, 1998. The closing of the VoiceNet Acquisition occurred on February 12, 1998. The initial purchase price for VoiceNet was $21.0 million and was paid out of cash on hand. The sellers of VoiceNet also are entitled to receive an earn-out based upon the revenue growth of the VoiceNet business for a period of up to one year following the closing of the acquisition.

    VoiceNet provides travellers and other callers with calling card services, which are advertised primarily in in-flight magazines. Econophone has provided substantially all of VoiceNet's transmission, billing and customer service functions since April 1996.

    SENIOR DISCOUNT NOTES. During February 1998, the Company authorized the issue and sale of Senior Discount Notes. The Notes will be unsecured unsubordinated obligations of the Company, initially limited to $300 million aggregate principal amount at maturity, and will mature on February 15, 2008. Although for federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by the Holder as such discount accrues from the Closing Date, no interest will be payable on the Notes prior to February 15, 2003. From and after February 15, 2003, interest on the Notes will accrue at 11.0% from February 15, 2003 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the February 1 or August 1 immediately preceding the Interest Payment Date) on February 15 and August 15 of each year, commencing August 15, 2003. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                     PAGE
                                                     -----
Available Information...........................           3
Cautionary Statement on Forward-Looking
  Statements....................................           3
Prospectus Summary..............................           4
Risk Factors....................................          15
The Exchange Offer..............................          31
Use of Proceeds.................................          39
Capitalization..................................          40
Selected Consolidated Financial Data............          41
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................          43
Business........................................          54
Management......................................          77
Certain Transactions............................          84
Description of Certain Indebtedness.............          89
Principal Stockholders..........................          92
Description of the Exchange Notes...............          93
Certain Federal Income Tax Considerations.......         122
Plan of Distribution............................         127
Legal Matters...................................         127
Experts.........................................         127
Glossary........................................         G-1
Index to Financial Statements...................         F-1

                           --------------------------

    UNTIL          , 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                ECONOPHONE, INC.

                               OFFER TO EXCHANGE
                                  $300,000,000
                                     OF NEW
                       11% SENIOR DISCOUNT NOTES DUE 2008
                                      FOR
                                  $300,000,000
                           OF ANY AND ALL OUTSTANDING
                       11% SENIOR DISCOUNT NOTES DUE 2008

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              THE BANK OF NEW YORK
                             REORGANIZATION SECTION
                        101 BARCLAY STREET, FLOOR 7 EAST
                            NEW YORK, NEW YORK 10286
                              ATTN:
                            TELEPHONE:(212) 815-5789
                            FACSIMILE:(212) 815-6339

                                          , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Econophone's Certificate of Incorporation indemnifies its officers and directors to the fullest extent permitted by the Delaware General Corporation Law (the "GCL"). Under Section 145 of the GCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The GCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to be believe his or her conduct was unlawful. In addition, the GCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Certificate of Incorporation and the GCL also prohibit limitations on officer or director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of Econophone and its stockholders (through stockholders' derivative suits on behalf of Econophone) to recover monetary damages against an officer or director for breach of fiduciary duty as an officer or director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors or officer under the federal securities laws of the United States. The foregoing summary of Econophone's Certificate of Incorporation, as amended, is qualified in its entirety by reference to the relevant provisions thereof (filed as Exhibit 3.1).

    See Item 22 for a statement of the Company's undertaking as to the Commission's position respecting indemnification arising under the Securities Act.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------

       3.1   Certificate of Incorporation of Econophone, Inc., as amended.

       3.2   Bylaws of Econophone, Inc.

       4.1   Specimen of Econophone, Inc.'s 11% Senior Discount Note due 2008.

       4.2   Indenture, dated as of February 18, 1998, between Econophone, Inc. and The Bank of New York, as
             Trustee.

       4.3   Notes Registration Rights Agreement, dated February 18, 1998, between Econophone, Inc. and Morgan
             Stanley & Co., Incorporated.

       5.1   Opinion of Schulte Roth & Zabel LLP regarding legality.

       8.1   Opinion of Schulte Roth & Zabel LLP regarding tax matters (contained in Exhibit 5.1).

     10.1*   Securityholders Agreement, dated as of November 1, 1996, between Alfred West, Econophone, Inc. and
             Princes Gate Investors II, L.P.

     10.2*   Securities Purchase Agreement, dated as of November 1, 1996, between Econophone, Inc. and Princes Gate
             Investors II, L.P.

     10.3*   Note Purchase Agreement, dated as of April 24, 1997, between Econophone, Inc. and Morgan Stanley Group
             Inc.

     10.4*   Form of Note under Note Purchase Agreement.

     10.5*   Placement Agreement, dated June 26 1997, between Econophone, Inc. and Morgan Stanley & Co.
             Incorporated, as Placement Agent.

     10.6*   Specimen of Econophone, Inc.'s 13 1/2% Senior Note due 2007.

     10.7*   Indenture, dated as of July 1, 1997, between Econophone, Inc. and The Bank of New York, as Trustee.

     10.8*   Notes Registration Rights Agreement, dated July 1, 1997, between Econophone, Inc. and Morgan Stanley &
             Co., Incorporated.

     10.9*   Warrant Agreement, dated as of July 1, 1997, between Econophone, Inc., and The Bank of New York, as
             Warrant Agent, containing as an exhibit, specimen of Warrant Certificate.

    10.10*   Warrant Registration Rights Agreement, dated as of July 1, 1997, between Econophone, Inc. and Morgan
             Stanley & Co. Incorporated.

    10.11*   Collateral Pledge and Security Agreement, dated July 1, 1997, between Econophone, Inc. and The Bank of
             New York, as Trustee and Custodian.

     10.12   Placement Agreement, dated February 12, 1998, between Econophone, Inc. and Morgan Stanley Co.
             Incorporated, as Placement Agent.

     10.13   Second Amended and Restated Equipment Loan and Security Agreement, dated as of January 28, 1998, between Econophone, Inc. and NTFC Capital Corporation ("NTFC").

    10.14*   Promissory Note, dated May 28, 1996, from Econophone, Inc. to NTFC.

    10.15*   Promissory Note, dated March 27, 1997, from Econophone, Inc. to NTFC.

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------
     10.16   Promissory Note, dated December 31, 1997, from Econophone, Inc. to NTFC.

     10.17   Stock Purchase Agreement, dated January 28, 1998, between Econophone, Inc. and the shareholders of
             Voicenet Corporation.

    10.18*   Employment Agreement, dated August 1, 1996, between Econophone, Inc. and Alan Levy, as amended October
             31, 1996.

    10.19*   Employment Agreement, dated January 1, 1997, between Econophone, Inc. and Alfred West.

    10.20*   Amended and Restated Econophone, Inc. 1996 Flexible Incentive Plan.

    10.21*   Lease, dated January 31, 1997, between Paramount Group, Inc. (45 Broadway Limited Partnership) and
             Econophone, Inc.

      12.1   Statement of Computation of the Ratios of Earnings to Fixed Charges.

      21.1   Subsidiaries of Econophone, Inc.

      23.1   Consent of Arthur Andersen LLP.

      23.2   Consent of Schulte Roth & Zabel LLP (contained in Exhibit 5.1).

      25.1   Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of 1939 of The Bank of New York.

      27.1   Financial Data Schedule.

      99.1   Form of Letter of Transmittal.

      99.2   Notice of Guaranteed Delivery.

------------------------

* Previously filed as exhibits to Registration Statement on Form S-4, Commission file number 333-33117, and hereby incorporated herein by reference.

    (b) Financial Statement Schedules.

       Schedule II - Schedule of Valuation and Qualifying Accounts (included at page S-1)

ITEM 22. UNDERTAKINGS

    A. The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (5) That every prospectus: (i) that is filed pursuant to paragraph (4) immediately proceeding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (8) To supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on the 10th day of March, 1998.

                                ECONOPHONE, INC.

                                By:               /s/ ALAN L. LEVY
                                     -----------------------------------------
                                                    Alan L. Levy
                                           President and Chief Operating
                                                      Officer

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby constitutes and appoints Richard L. Shorten, Alfred West and Alan L. Levy, or any one or more of them, his true and lawful attorney-in-fact, for him and in his name, place and stead, to sign any and all amendments (including post-effective amendments) to this registration statement or amendment and to cause the same to be filed with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite or desirable to be done in and about the premises as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact may do or cause to be done by virtue of these presents.

    Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chief Executive Officer
       /s/ ALFRED WEST            and Chairman of the
------------------------------    Board of Directors          March 10, 1998
         Alfred West              (Principal Executive
                                  Officer)

                                President, Chief Operating
       /s/ ALAN L. LEVY           Officer and Director
------------------------------    (Principal Financial and    March 10, 1998
         Alan L. Levy             Accounting Officer)

------------------------------  Director and Treasurer
        Gary S. Bondi

------------------------------  Director
         Steven West

      /s/ STEPHEN MUNGER
------------------------------  Director                      March 10, 1998
        Stephen Munger

                                  SCHEDULE II
                 SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

                                                                          CHARGES
                                                            BALANCE AT    TO COSTS                    BALANCE AT
                                                            BEGINNING       AND        DEDUCTIONS       END OF
                                                            OF PERIOD     EXPENSES         (A)          PERIOD
                                                            ----------  ------------  -------------  ------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
    December 31,
        1997..............................................  $  761,372  $  3,890,525   $(3,058,366)  $  1,593,531
        1996..............................................     470,610       290,762       --             761,372
        1995..............................................     268,730       721,215      (519,335)       470,610

------------------------

(a) Represents writeoffs, recoveries and other deductions.

                                      S-1